
13001372



Opportunity



Selected Financial Data

	At or for the Fiscal Years Ended December 31,		
	2012	2011	2010
	(in thousands, except ratios and per share amounts)		
Income Statement Data			
Interest income	$ 23,013	$ 24,327	$ 26,430
Interest expense	6,674	8,379	10,217
Net interest income	16,339	15,948	16,213
Provision for loan losses	9,196	9,441	8,221
Net interest after provision for loan losses	7,143	6,507	7,992
Noninterest income	1,982	2,080	1,050
Noninterest expense	18,421	13,549	12,550
Income before income taxes	(9,296)	(4,962)	(3,508)
Income tax expense (benefit)	(3,290)	(1,886)	(1,336)
Net income	(6,006)	(3,076)	(2,172)
Effective dividend on preferred stock	623	679	678
Net income (loss) available to common stockholders	$ (6,629)	$ (3,755)	$ (2,850)
Per Share Data			
Basic earnings per share	($0.76)	($1.26)	($0.96)
Diluted earnings per share	($0.76)	($1.26)	($0.96)
Book value per share	$3.49	$10.11	$11.16
Balance Sheet Data			
Assets	$ 542,947	$ 541,690	$ 536,025
Cash and cash equivalents	35,321	50,359	32,367
Securities available for sale	86,825	84,035	86,787
Securities held to maturity	2,880	2,884	2,389
Loans, net	368,920	360,969	386,209
Allowance for loan losses	7,268	9,271	10,626
Foreclosed assets	3,771	7,646	2,615
Bank owned life insurance	9,251	8,917	448
Deposits	459,113	440,199	426,871
FHLB advances	25,000	50,000	55,000
Subordinated debentures	7,155	7,155	7,155
Shareholders' equity	47,088	40,683	43,675
Average shares outstanding, basic and diluted	8,700	2,971	2,971
Selected Performance Ratios			
Return on average assets	–1.13%	–0.58%	–0.41%
Return on average equity	–13.01%	–7.11%	–4.74%
Average yield on interest earning assets	4.72%	4.91%	5.18%
Average rate paid on interest-bearing liabilities	1.54%	1.89%	2.28%
Net interest margin, fully taxable equivalent	3.39%	3.26%	3.20%
Interest-earning assets to interest-bearing liabilities	115.60%	114.70%	114.90%
Efficiency ratio	100.55%	75.16%	72.70%
Capital Ratios			
Equity to total assets at end of period	8.67%	7.51%	8.15%
Average equity to average assets	8.69%	8.13%	8.55%
Tangible capital ratio	7.67%	5.54%	6.18%
Tier 1 risk-based capital ratio	12.29%	11.60%	12.08%
Total risk-based capital ratio	13.75%	13.17%	13.74%
Leverage ratio	9.19%	8.37%	9.04%
Asset Quality Ratios			
Non-performing loans to period-end loans	2.49%	4.78%	6.82%
Non-performing assets to total assets	2.42%	4.68%	5.54%
Net loan charge-offs to average loans	2.97%	2.92%	0.92%
Allowance for loan losses to loans outstanding at end of period	1.93%	2.51%	2.78%

Dear First Capital Bancorp, Inc. Shareholders and Friends

On behalf of the Board of Directors and your dedicated team of First Capital Bank associates, we present First Capital Bancorp, Inc.'s 2012 Annual Report.

In many ways, 2012 marked a "new beginning" for First Capital Bancorp, Inc. By persevering through the financial crisis beginning in 2008, the Company entered 2012 poised to put the crisis behind it and enter the economic recovery focused on opportunities with the future rather than the challenges of the past. We entered the year with the announcement of a Shareholder Rights offering on January 19, 2012, which served as the catalyst for a number of monumental events that occurred throughout the year.

- In January of 2012, the Company announced its intention to initiate a Shareholder Rights offering for up to $17.8 million dollars.
- In January of 2012, the Company announced that it had entered into a standby purchase agreement with Kenneth R. Lehman, a private investor, in conjunction with the Rights offering.
- In March of 2012, the Company filed a registration statement for the Shareholder Rights offering detailing the standby purchase agreement and the required Asset Resolution Plan under the standby purchase agreement.
- In May of 2012, the Company announced the completion of the successful Shareholder Rights offering which included the participation of our standby purchaser, Kenneth R. Lehman.
- In May of 2012, the Company was informed by the United States Treasury that our $10.9 million of TARP Preferred Securities were to be auctioned in the Treasury's second public auction of TARP Preferred Securities. Another registration statement was filed for these securities.
- In June of 2012, the Company's TARP Preferred Securities were auctioned and the Company was the successful bidder on approximately $5.4 million of those securities. The remainder of those securities was sold to unknown third parties effectively exiting the company from the TARP program with the exception of warrants held by Treasury.
- In June of 2012, the company executed the Asset Resolution Plan required under the Standby Purchase agreement at a cost of approximately $8.9 million.
- In June of 2012, the Company restructured its balance sheet by paying off $40 million in FHLB long term debt at a cost of $2.4 million.
- In January of 2013, the company purchased from the United States Treasury the outstanding warrants created under the TARP program.

The result of these activities allowed the Company to put the effects of the financial crisis behind it and focus on serving the community banking needs of the Central Virginia marketplace. With the advent of the third quarter of 2012, the Company had a "new beginning." Capital ratios were strong, credit quality was good, regulatory infrastructure was in place, lines of business had been expanded and the underlying earnings potential was already proven.

We were also very encouraged that our actions were noted in the community and we were able to attract four new members to our Board of Directors who will be invaluable for their leadership, guidance and business acumen. We welcomed the following new board members.

- **Ken Lehman** – Mr. Lehman is a non-practicing attorney and bank investor, and has invested in and worked with a number of community banks across the United States.
- **Bobby Whitten** – Mr. Whitten is Co-Owner of Whitten Brothers Dodge, Chrysler, Plymouth, Jeep and Mazda, operating four dealerships in the greater Richmond marketplace.
- **Martin Brill** – Mr. Brill is Chairman, President and CEO of the Compass Schools. He is a certified public account with experience in both the public accounting field as well as private business.
- **Neil Amin** – Mr. Amin is President and CEO of Shamin Hotels, operating 36 hotel properties in the Mid Atlantic.


Falon Chase


Logan Taylor


Janay Barnes


Jody Donithan


Thomas Hawkes

Dear First Capital Bancorp, Inc. Shareholders and Friends

We were also able to attract a number of seasoned bankers to add to our team in the last half of the year and look forward to their contributions in the future.

As our national and local economies exhibited signs of stabilization in 2012, our shareholders, customers and employees continued to feel the lingering effects of "The Great Recession." Like 2011, many of our customers were able to persevere and honor their obligations; however some were unable to continue as the underlying value of their assets deteriorated.

For those reasons, the Company continued to focus on the key areas that have been mission-critical throughout these challenging times:

- Improving Asset Quality
- Reducing Exposure to Construction, Real Estate Acquisition and Development Loans
- Capital Preservation/Enhancement
- Improving Core Earnings and Core Operating Results

Asset Quality

The allowance for loan losses was $7.3 million or 1.93% of total loans for the period ended December 31, 2012 compared to $9.3 million or 2.51% of total loans at December 31, 2011. The decrease in the allowance for loan losses was primarily a result of the chargeoffs associated with the implementation of the Asset Resolution Plan executed in the second quarter of 2012. The allowance for loan losses at the end of the second quarter of 2012 was $7.3 million or 1.97% of total loans.

The following table reflects details related to asset quality and the allowance for loan losses, as well as quantifies the significant improvement in asset quality metrics subsequent to the implementation of the Asset Resolution Plan:

	December 31,	
	2012	2011
	(dollars in thousands)	
Nonaccrual loans	$ 8,014	$17,691
Loans past due 90 days and accruing interest	1,338	—
Total nonperforming loans	9,352	17,691
Other real estate owned	3,771	7,646
Total nonperforming assets	$13,123	$25,337
Allowance for loan losses to period end loans	1.93%	2.51%
Nonperforming assets to total loans and OREO	3.45%	6.71%
Nonperforming assets to total assets	2.42%	4.68%
Allowance for loan losses to nonaccrual loans	90.70%	52.41%

	Twelve Months Ended December 31,	
	2012	2011
Allowance for loan losses		
Beginning balance	$ 9,271	$11,036
Provision for loan losses	9,196	9,441
Net charge-offs	11,199	11,206
Ending balance	$ 7,268	$ 9,271

Subsequent to year-end, the Company disposed of its largest nonaccrual loan, reducing nonperforming assets by $1.5 million in January of 2013.

In addition, the Company is pleased to report that exposure to regulatory defined levels of Construction, Real Estate Acquisition and Development Loans was 108% as of December, 31, 2012, down from a high of 195% and now within 8 basis points of regulatory guidelines—a significant achievement.


Sandy Dang


Danielle Radle


Steve Lewis


Lazette Thomas


Jody Matassa

Dear First Capital Bancorp, Inc. Shareholders and Friends

Capital

Total Risk Based Capital at December 31, 2012, was 13.75%, 375 basis points above the regulatory minimum for well capitalized institutions. Tier One Risk Based Capital at December 31, 2012, was 12.29%. Additionally, tangible common equity increased to 7.67% at the end of the fourth quarter of 2012 compared to 5.54% at December 31, 2011, due to the capital raised in the rights offering and results of the aforementioned activities.

The following table reflects the regulatory capital ratios of the Company as of December 31, 2012 and December 31, 2011.

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2012						
Total capital to risk weighted assets						
Consolidated	$54,929	13.75%	$31,955	8.00%	$39,944	10.00%
Tier 1 capital to risk weighted assets						
Consolidated	$49,108	12.29%	$15,978	4.00%	$23,966	6.00%
Tier 1 capital to average adjusted assets						
Consolidated	$49,108	9.19%	$21,371	4.00%	$26,714	5.00%

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2011						
Total capital to risk weighted assets						
Consolidated	$51,321	13.17%	$31,179	8.00%	$38,974	10.00%
Tier 1 capital to risk weighted assets						
Consolidated	$45,195	11.60%	$15,589	4.00%	$23,384	6.00%
Tier 1 capital to average adjusted assets						
Consolidated	$45,195	8.37%	$21,591	4.00%	$26,989	5.00%

As reflected in the tables above, the Company is very "well capitalized" at all levels.


Cindy Lessin


Jamie Palmore


Portia West


Raleigh Hobson


Sharon Bales

Dear First Capital Bancorp, Inc. Shareholders and Friends

Earnings

For the year ended December 31, 2012, the Company had a net loss of $6.0 million and net loss allocable to common shareholders of $6.6 million, or ($0.76.) per diluted share, compared to a net loss of $3.1 million and a net loss allocable to common shareholders of $3.8 million, or ($1.26) per diluted share, for the same period in 2011.

The loss for 2012 was due primarily to the implementation of the Asset Resolution Plan associated with the May 2012 Rights offering.

Subsequent to the Rights Offering and the strategic implementation of The Asset Resolution Plan, the Company has enjoyed profitable quarters in the 3rd and 4th Quarters, 2012. As added perspective, in the 4th Quarter of 2012, net interest income improved to $4.2 million for the quarter compared to $3.9 million in the fourth quarter of 2011, an increase of $331 thousand or 8.47%. Noninterest income was $634 thousand for the fourth quarter of 2012 compared to $272 thousand (net of securities gains) in the fourth quarter of 2011, an increase of $362 thousand or 133.09%, driven by the increase in gain on sale of mortgage loans experienced in the fourth quarter of 2012. Total noninterest expense was $3.7 million for the fourth quarter of 2012 compared to $3.2 million in the fourth quarter of 2011, an increase of $452 thousand or 13.95%, primarily due to an increase in salaries and employment benefits and a negative fourth quarter 2011 FDIC accrual caused by the change in the calculation of the premium base, offset by an improvement in losses on sales and write down of other real estate owned.

The net interest margin was 3.46% for the quarter ended December 31, 2012 compared to 3.19% for the quarter ended December 31, 2011, a 27 basis point increase. This was a direct result of the actions taken in the second quarter of 2012, specifically the restructuring of FHLB advances, the reduction in nonperforming assets and the increase in noninterest bearing deposits.

At December 31, 2012 total assets were $542.9 million compared to $541.7 million at December 31, 2011, a $1.2 million or .23% increase from December 31, 2011. This increase was driven primarily by the increase in loans, including loans held for sale, net of the allowance of $16.5 million or 4.55%, offset by the decrease in deposits in other banks of $14.4 million or 35.04%.

Gross loans, excluding loans held for sale, at the end of the fourth quarter of 2012 were $376.2 million compared to $370.2 million at December 31, 2011, a $6.0 million or 1.63% increase. The increase in loan balance was due primarily to increased production resulting primarily from a new lending team member hired in the middle of 2012.

Total deposits at the end of the fourth quarter grew $18.9 million or 4.30% to $459.1 million compared to $440.2 million at December 31, 2011. Noninterest bearing deposits increased $13.7 million or 29.45% to $60.1 million compared to $46.4 million at December 31, 2011. This was a strategic growth objective of the Bank and is a very positive barometer of the continued core growth of both the Bank and client relationships throughout these challenging times.


Joanne Bennett


Margaret Hernandez


Matt Paciocco


Jamie Travis


Darlene Majcen

Dear First Capital Bancorp, Inc. Shareholders and Friends

In a joint statement, First Capital Bancorp, Inc. CEO John Presley and First Capital Bank President and CEO, Bob Watts stated, "The second half of 2012 was a new beginning for the Company. The core operating results confirm our belief that a bright future is ahead for the shareholders, customers and employees of First Capital. We are encouraged by the underlying earnings power of the Company and by the continuing improvement in our credit metrics."

These have indeed been unique and challenging times for our marketplace, our industry and our economy. As such, they have been the same, if not more, for our shareholders, Directors and associates. We do not take for granted the incredible support of these constituents and their faith, commitment and support throughout 2012 and the preceding years. As stated earlier, the second half of 2012 represented not only a "new beginning" for First Capital Bancorp, Inc., but one that is built on the foundation of a now healthy franchise. A franchise with a sound reputation for building and fostering relationships; leadership dedicated to the fervor of competition within the marketplace; delivery systems and infrastructures that support sound growth; multiple lines of profitable business, including First Capital Investment Group and First Capital Mortgage Group; a company with proven core operating results, and now asset quality metrics that warrant a "do business" spirit.

We are very encouraged by our second half of 2012 results. We believe they are an affirmation of accomplishments of the first half of the year and give us a very positive outlook for 2013. In short, the time is now, First Capital Bank is the bank and Central Virginia is the marketplace. We are already on the move and making a difference. Let's get back to banking and driving value—for our shareholders, for our clients and for our communities.



Bob Watts
President and CEO, First Capital Bank



John Presley
CEO, First Capital Bancorp, Inc.



Grant Grayson
Chairman



Taylor Johnson



Zenola Studwood



Tara Power



Mindy Roland



Leslie Sinclair

Meet Our New Board Members

The strength of a community bank is measured in the strength of its relationships. Our relationships are strong here at First Capital Bank because of our principles of service. We care about our customers. We put our customer's needs first. Most importantly, we have the experience to serve our customer's financial needs. Strong principles come from strong leadership.

Meet some of the newest leadership from our board. Each has expressed their philosophy of business and relates how they have overcome challenges in their lives and careers. We are proud to have strong leadership on the team here at First Capital Bank.

Bobby Whitten

Customers Come First

Bobby Whitten has been interested in banking all his life. In fact, he majored in finance when he went to college. But when it came time to choose a career, he went into the family business instead.

In all his years running the family business Whitten has always believed in putting the customer first. When he is looking at anything to do with his own business, he asks himself, "How will this make it easier for the customer to come to us?" He also believes that most customers are looking for good, personal service. He sees both principles in action at First Capital Bank.

"In a smaller environment like a community bank, we can do that," explained Whitten. "We can make sure it's a wonderful experience."

Whitten has experienced challenges in his life. When he was 28 years old with two children at home, Whitten had an accident that left him paralyzed from the neck down. He was told that he had a 99.9% chance that he would never walk again, and a 100% chance that he could have no more children. He was devastated.

In spite of this grim prognosis, Whitten successfully rehabilitated himself over the next six to eight months. Not only did he learn to walk again but in a couple of years, he and his wife had their third child.

"A lot of rehabilitation in business and in life is your attitude," Whitten explained. "There are times in your life when you can't go through it alone. I don't care how strong you are. There are times you are going to need someone to give you a little encouragement, some coaching."

Whitten has been coaching others who are struggling with physical limitations following an accident for several years now. He believes it is part of his service to his community to help people in their time of need.

Whitten is enjoying his new role at the bank. Banking, he has learned, is still people doing business with people, no matter their net worth.

Neil Amin

Lead By Example

Neil Amin joined the board following in the footsteps of his father, a long-time board member and community businessman. Coupled with his education in finance, his hotel development and management company experience is a great fit for the board because it is tied to local real estate and developing areas.

Amin runs his business based on an important principle: to lead by example by never asking someone to do what you would not do yourself. As a leader, he respects everyone's opinion as valuable, no matter where they fall on the corporate ladder.

"The opinions of all members of the team, regardless of title or experience in the industry, create innovation for an organization." Amin explains. "Everyone has a valuable idea. It's important to be open minded."

One thing that Amin was open-minded about was his ability to run a marathon. Never having run a marathon before, he set a goal to finish in four hours. Then, he worked on it everyday. He not only finished the marathon but also surpassed his goal. He believes in this strategy for business as well, to set goals and then work hard everyday to accomplish them.

The strategy got him through a particularly challenging time for his own company. In 2008 on the eve of the biggest financial crisis of the last 75 years, his company broke ground on the biggest hotel project they had ever undertaken. If it failed, it would have been a huge loss for his company and would adversely affect its long- term success. With so much at stake, he moved his office to the property to ensure that the hotel was meeting expected goals on time and on budget. The hotel is now a successful part of the company's portfolio.

Over the years as a customer of First Capital Bank, Amin admired the exemplary service he received from the bank's knowledgeable staff. He also appreciates that the bank gives back to the community they serve. For all these reasons and more, he is excited to be associated with the organization.

Meet Our New Board Members



Left to right:
Bobby Whitten
Neil Amin
Ken Lehman
Martin Brill

Ken Lehman

Teamwork Elevates Everyone

Ken Lehman's successful legal and investing background speaks volumes about his ability and work ethic. But if you ask him who the smartest guy in the room is, he will most certainly not point to himself. His self-deprecating sense of humor is almost as prominent as his natural charm. He brings his legal and investing experience to First Capital Bank's board as well as his ability to assemble a team that elevates each of its members.

His philosophy of teamwork is that you should put yourself in the middle of people that you like and respect, working together using each member's strengths to succeed. Lehman also believes that you should not be afraid to work with people that you believe are smarter than you are.

"In my case, that's setting the bar pretty low," He said, laughing. "There is a lot of opportunity to associate myself with those kinds of people."

The hardest career decision Lehman recalls was the decision to leave his private law practice—and a team of lawyers that he respected and liked—to be his own boss. He believes his success comes from a philosophy that you don't have to have all the answers but instead an ability to see the big picture and how everyone plays together to get the best possible outcome.

He brings this spirit of relying on teamwork to the board at First Capital Bank. He respects the bank's strong core earnings, good management and deep roots in the community. He brings to the boardroom table a business philosophy that banking is all about relationships and the strength of the bank is only as strong as those relationships.

"Because," he explained, "if you don't have good relationships with the customer, you don't have anything."

Lehman would protest it, but the fact is that his knowledge of people and their strengths is what makes him the smartest guy in the room—even if it's because he knows that he doesn't need to be.

Martin Brill

Perseverance Will Bring Success

Martin Brill brings lots of experience across different industries to the board at First Capital Bank. Over his career, he has developed three companies into successful and thriving entities, each in different fields. If you ask him, while the operation is different for each type of business there are similarities in good business practices that unify them all.

"It's always been to provide the highest quality goods or services, and to exceed the customers' expectations. If you can do this you can have good business long term," said Brill.

Brill brings to the board a varied resumé that specializes in three important skills: accounting, finance and management. This experience helps him in analyzing the big picture. Brill says that there will always be opportunities; you just have to know which ones to go with and which ones to avoid. He believes that you can usually determine when something is right if you measure it against criteria that are proven and reliable.

One of the biggest challenges of his career is his latest venture in education. He and his team have designed a line of preschools to provide the highest quality experience available. Their strategy was to define their values, implement them and stick to them no matter what. They felt confident that they had a winner of an idea, even if the accounting ledger disagreed with them.

"We had many years of losses, but we knew we had a great concept. I knew it every time I went out to visit schools and talked to parents. We knew we had it right," he explained. " We took something that was very difficult and turned it into a good business with our perseverance. And now it's a great business."

Brill is excited to have the opportunity to work on the board with challenging, like-minded, intelligent people to help the bank achieve it's goals. Driven to make a difference in business, he wants to give back to the community that has given so much to him.

"It's a bank with a great opportunity and I am glad to be a part of it," he said.

The Team at First Capital Bank

We are proud of the excellent service we offer to each and every person who comes through our doors. Listed below are the First Capital Bank team members who make that service possible and deliver it with enthusiastic professionalism every day.

Carol Adkins .... *Assistant Branch Manager*
Barry Almond .... *SVP/Sr. Retail Banking Leader*
Luci Armistead-Jones .... *Loan Operations Specialist*
Gary Armstrong .... *EVP/Commercial Banking Group Manager*
Sharon Bales .... *Loan Operations Project Manager*
Lisa Marie Barker .... *Mortgage Loan Processor*
Janay Barnes .... *Teller*
Diane Bell .... *Vault Teller*
Joanne Bennett .... *AVP/BSA Officer*
Bill Bien .... *EVP/Sr. Lending Officer*
Jeanie Bode .... *SVP/Real Estate Banking Officer*
Ben Bowers .... *Loan Operations Specialist*
Suzi Breen .... *Teller*
Carol Brickey .... *VP/Human Resources Director*
Sara Brugh .... *Customer Service Representative*
Karen Caruthers .... *Vault Teller*
Falon Chase .... *Teller*
Ray Cilimberg .... *SVP/Private Client Executive*
Haley Clark .... *Teller*
Dennis Coward .... *Courier*
Patty Cuccia .... *SVP/Operations*
Sandy Dang .... *Vault Teller*
Kimberley Davis .... *Sr. Real Estate Loan Administrator*
Ranae Davis .... *Teller*
Jody Donithan .... *Customer Service Representative/Float Team*
Adrienne Duffy .... *Mortgage Underwriter*
Billie Dykes .... *Sr. Loan Administrator*
Melissia Eck .... *AVP/Branch Manager/Retail Bank. Bus. Dev. Leader*
Lisa Farwell .... *VP/Branch Manager/Retail Bank. Operations Leader*
Andy Ferguson .... *EVP/ Chief Credit Officer*
Bonnie Ferguson .... *Sr. Deposit Specialist*
Dale Foster-Jenkins .... *Mortgage Receptionist*
Kim Gregory .... *Assistant Branch Manager*
Desiree Harlow .... *Branch Manager*
Denise Harney .... *Mortgage Post Close Supervisor*
Melissa Harrell .... *Sr. Mortgage Underwriter*
Brandy Harris .... *Customer Service Representative/Float Team*
Karen Harris .... *Mortgage Closer*
Nicky Harris .... *AVP/Consumer Credit Manager*
Thomas Hawkes .... *Teller*
Kyle Hendricks .... *VP/Commercial Lending Officer*
Margaret Hernandez .... *VP/Private Banker*
Raleigh Hobson .... *AVP/Sr. Credit Analyst*
Stephanie Johnson .... *Mortgage Loan Closer*
Taylor Johnson .... *AVP/Sr. Credit Analyst*
Wendy Jones .... *Teller*
Sherri Kolanko .... *Teller*
Brian Lange .... *VP/Branch Manager/Retail Bank. Leader*
Cindy Lessin .... *Customer Service Representative/Float Team*
Steve Lewis .... *VP/Director of IT*
Melissa Lynch .... *Assistant Branch Manager*
Jennifer Magner .... *Assistant Branch Manager*
Darlene Majcen .... *Vault Teller*
Kathy Martin .... *Assistant Branch Manager*
Jody Matassa .... *Teller*
Laura McCombs .... *VP/Commercial Lending Officer*
Bruce McCook .... *AVP/Investment Executive*
Buffie Meadows .... *Assistant Branch Manager*
Jerry Meek .... *Courier*
Michael Mercatante .... *VP/Security Officer*
Ellen Moore .... *Mortgage Post Closer*
Beth Ann Mumford .... *Branch Manager*
Kaki Nelson .... *Loan Review Officer*
Ashley Newsome .... *Loan Operations Specialist*
Anh Nguyen .... *BSA Administrator*
Beth Nilles .... *VP/Lending Administration*
Lisa Owen .... *VP/Mortgage Operations*
Matt Paciocco .... *AVP/Sr. Credit Analyst*
Jamie Palmore .... *Operations Specialist*
Karen Plummer .... *AVP/Branch Manager*
Tara Power .... *Receptionist*
John Presley .... *Managing Director and CEO*
Shelley Putney .... *AVP/Treasury Mgmt. & Dep. Serv. Officer*
Danielle Radle .... *Customer Service Representative/Float Team*
Will Ranson .... *EVP/Chief Financial Officer*
Stacy Ray .... *Loan Operations Assistant Manager*
Terry Richards .... *Loan Administrator*
Peggy Robbins .... *Operations Posting Clerk*
Mindy Roland .... *Customer Service Representative/Float Team*
Teresa Salvia .... *AVP/Loan Production Manager*
Ray Santelli .... *SVP/Special Assets Team Leader*
Terri Santora .... *Retail Banking Center Liaison*
Jeane Schall .... *Executive Assistant and Board Secretary*
Jessica Scimone .... *Retail Banking Center Liaison*
Jim Sedlar .... *EVP/Chief Operating Officer*
Nikki Shibley .... *Vault Teller*
Leslie Sinclair .... *Loan Operations Specialist*
Trudy Smith .... *Loan Support Specialist*
Regina Sobey .... *Sr. Mortgage Loan Officer*
Daily Stern .... *Loan Review Specialist*
Zenola Studwood .... *Vault Teller*
Logan Taylor .... *Operations Wire Clerk*
Lazette Thomas .... *Loan Support Specialist*
Synda Thomas .... *Assistant Branch Manager*
Jamie Tidwell .... *Vault Teller*
Jaime Travis .... *Customer Service Representative/Float Team*
Marnie Triscari .... *AVP/Branch Manager*
Melinda Vance .... *Mortgage Operations Assistant Manager*
Ron Voli .... *SVP/Director Of Mortgage Operations*
Del Ward .... *SVP/Business Banking Team Leader*
Bob Watts .... *CEO/President*
Portia West .... *Loan Administrator*
Niki White .... *VP/Controller*

Locations

Corporate Office
4222 Cox Road
Glen Allen, VA 23060
(804) 273-1160

Ashland Branch
409 S. Washington Highway
Ashland, VA 23005
(804) 752-0090

Bon Air Branch
2810 Buford Road
Richmond, VA 23235
(804) 267-1492

Chesterfield Branch
1580 Koger Center Boulevard, Suite C
Richmond, VA 23235
(804) 378-5661

James Center Branch
One James Center
901 E. Cary Street, Suite 100
Richmond, VA 23219
(804) 644-2340

Staples Mill Branch
1776 Staples Mill Road
Richmond, VA 23230
(804) 358-5734

Three Chopt Branch
7100 Three Chopt Road
Richmond, VA 23226
(804) 281-4182

Westmark Branch
11001 W. Broad Street
Glen Allen, VA 23060
(804) 273-9300



Board of Directors

Seated, left to right:

Richard W. Wright — Investor and former Chairman of James River Group, an Insurance Holding Company; President and Director of Wright Group

John Presley — Managing Director and CEO, First Capital Bancorp

Grant S. Grayson — Sharholder in the law firm of LeClairRyan, a professional corporation

Robert G. Watts, Jr. — President and CEO, First Capital bank

Standing, left to right:

Neil Amin — President and CEO, Shamin Hotels, operating 36 hotel properties in the Mid Atlantic

Robert G. Whitten — Co-Owner of Whitten Brothers Dodge, Chrysler, Plymouth, Jeep and Mazda, operating four dealerships in the greater Richmond marketplace

Martin Brill — Chairman, President and CEO, Compass Schools; certified public accountant with experience in both the public accounting field as well as private business

Kenneth Lehman — Non-practicing attorney and bank investor; invested in and worked with a number of community banks across the United States

Yancey S. Jones — Executive Vice President, The Supply Room Companies/Mega Office Furniture

Gerald Blake — Owner, Exit First Realty

Gerald Yospin — Owner of commercial real estate; former Senior Associate and Member of the Retail Brokerage Department of Grubb and Ellis/Harrison and Bates

Debra L. Richardson — President and Owner, Business and Healthcare Solutions, PLC, which specializes in financial strategies for business and healthcare providers

Joseph C. Stiles, Jr. — Owner and President, Luck Chevrolet, Inc., an automobile dealership



Our Core Values

Our mission is to…

Nurture our clients,
Reward our shareholders,
Inspire our employees and
Embrace our community

At First Capital Bank, whether you're a customer, shareholder or employee, we accomplish this through our dedication to One Simple Principle…

People Matter.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

**ANNUAL REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

Commission file number 001-33543

FIRST CAPITAL BANCORP, INC.

(Exact name of registrant as specified in its charter)

Virginia	**11-3782033**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

4222 Cox Road Glen Allen, Virginia	**23060**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code **(804)-273-1160**

Securities registered under Section 12(b) of the Exchange Act:

(Title of Class)	Name of each Exchange on which registered)
Common Stock, $4.00 par value	**NASDAQ Capital Market**

Securities registered under Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes [ ]No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes [ ] No [x]

Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days [x] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [x] Yes [ ] No

Indicate by check mark if no disclosure of delinquent filers in response to Item 405 of Regulation S-B is contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive

proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [x]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes [x] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [x]

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days. The aggregate market value of the voting stock held by non-affiliates computed based on a sale price of $3.18 for the Bank's common stock on March 26, 2013 is approximately $18.8 million.

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court. Yes [ ] No [ ]

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of March 26, 2013: 12,285,064 Shares of Common Stock, $4.00 par value.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the Proxy Statement for the Annual Meeting of Stockholders (Part III)

Transitional Small Business Disclosure Format (Check One): Yes [ ] No [x]

FIRST CAPITAL BANCORP, INC.

FORM 10-K

Fiscal Year Ended December 31, 2012

TABLE OF CONTENTS

PART I

Item 1. Business	5
Item 2. Properties	18
Item 3. Legal Proceedings	20
Item 4. Mine Safety Disclosures	20

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters	20
Item 6. Selected Financial Data	21
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	23
Item 8. Financial Statements	39
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures	39
Item 9A Controls and Procedures	39
Item 9B. Other Information	40

PART III

Item 10. Directors and Executive Officers of the Registrant	40
Item 11 Executive Compensation	40
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters	40
Item 13. Certain Relationships and Related Transactions, and Director Independence	40
Item 14. Principal Accountant Fees and Services	41

PART IV

Item 15. Exhibits	41

SIGNATURES 73

EXHIBITS

PART I

Company

First Capital Bancorp, Inc. (the "Company") is a bank holding company headquartered in Glen Allen, Virginia. We conduct our primary operations through our wholly-owned subsidiary, First Capital Bank (the "Bank"), which opened for business in 1998.

We emphasize personalized service, access to decision makers and a quick turn around time on lending decisions. Our slogan is "Where People Matter." We have a management team, officers and other employees with extensive experience in our primary market which is the Richmond, Virginia metropolitan area. We strive to develop personal, knowledgeable relationships with our customers, while at the same time offering products comparable to those offered by larger banks in our market area.

First Capital Bank operates seven full service branch offices (alternatively referred to herein as "branches" and "offices"), throughout the greater Richmond metropolitan area. The bank engages in a general commercial banking business, with a particular focus on the needs of small and medium-sized businesses and their owners and key employees, and the professional community.

The year ended December 31, 2012, was one of most active and exciting years in the Company's history. In addition to operating its core business, during the second quarter of 2012, the Company successfully closed its $17.8 million rights offering, participated in the United States Treasury's auction of its TARP securities, was the successful bidder for $5 million of those securities, implemented the Asset Resolution Plan required in our Standby Purchase Agreement with our standby purchaser and now majority shareholder, Kenneth R. Lehman ("Lehman"), and retired $40 million of the Company's longer-term debt with the Federal Home Loan Bank of Atlanta.

On May 11, 2012, the Company completed its rights offering and its offering of shares to a standby investor. Stockholders exercised subscription rights to purchase 4.0 million shares offered at a subscription price of $2.00 per share, and Kenneth R. Lehman, a private investor from Arlington, Virginia, purchased 4.9 million shares at the subscription price of $2.00 per share. In total, the Company raised gross proceeds of $17.8 million before expenses. The proceeds from the rights offering and the standby purchase were used to invest in the Company's subsidiary, First Capital Bank, to bolster its regulatory capital ratios and for general corporate purposes.

Under the Standby Purchase Agreement with Lehman, the Company was required to use all or a portion of the capital raised in the rights offering to significantly change our strategy with respect to up to $50 million of our assets, consisting primarily of other real estate owned, nonperforming loans and performing loans graded substandard or lower. During the second quarter of 2012, the Company and Lehman identified $33.5 million of nonperforming and performing loans and $5.9 million of other real estate owned as targets under the agreement. We changed our strategy to accelerate the resolution of these assets prior to December 31, 2013 in accordance with the Standby Purchase Agreement and the Asset Resolution Plan. As a result of this change in strategy, during the second quarter of 2012 nonperforming and performing loans were written down by $7.4 million and other real estate owned was written down $1.2 million. Company management feels that with the actions taken in the second quarter to accelerate the resolution of the identified assets, further significant losses in these portfolios are not expected and the Company is better positioned to be profitable in the future.

On June 13, 2012, the United States Department of the Treasury announced that it priced the secondary public offering of 10,958 shares of the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Preferred Stock") it held in First Capital Bancorp, Inc. at $920.11 per share. The Company was notified that it

was the successful bidder for the purchase of 5,434 shares of the Preferred Stock for a total purchase price of $4,999,877.74, plus accrued and unpaid dividends on the Preferred Stock. The closing of the offering occurred on June 19, 2012. As a result of its successful bid in the offering, the Company retired 5,434 of its original 10,958 of shares of Preferred Stock. The remaining preferred shares of the Preferred Stock were purchased by one or more third parties.

During the second and third quarter of 2012 the Company retired $45 million of Federal Home Loan Bank of Atlanta advances. The advances had an average interest rate of 3.08% representing an annual cost of approximately $1.2 million. The Company incurred prepayment penalties of approximately $2.8 million during the second quarter to retire this debt; however, we believe the Company's earnings and net interest margin will see significant improvement in future periods due to the repayment of this debt.

After fully implementing the above detailed activities, we ultimately experienced slight asset growth during 2012 and continued to focus our effort on improving the quality of our loan portfolio. As of December 31, 2012, we had assets of $542.9 million, a $1.3 million, or 0.23%, increase from December 31, 2011. For 2012, our net loss of $6.0 million was a direct correlation to the activities described above and compared to a net loss for 2011 of $3.1 million. Our earnings per diluted share after payment of TARP dividends and accretion of discount for 2012 was a loss of $0.76 compared to a loss of $1.26 for 2011. With the completion of the initiatives undertaken in 2012, the Company believes that it is well positioned for future success.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain information contained in this Report on Form 10-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "we expect," "we believe" or words of similar import.

Such forward-looking statements involve known and unknown risks including, but not limited to, the following factors:

- the ability to successfully manage our growth or implement our growth strategies if we are unable to identify attractive markets, locations or opportunities to expand in the future;
- our ability to continue to attract low cost core deposits to fund asset growth;
- changes in interest rates and interest rate policies and the successful management of interest rate risk;
- maintaining cost controls and asset quality as we open or acquire new locations;
- maintaining capital levels adequate to support our growth and operations;
- changes in general economic and business conditions in our market area;
- reliance on our management team, including our ability to attract and retain key personnel;
- risks inherent in making loans such as repayment risks and fluctuating collateral values;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- demand, development and acceptance of new products and services;
- problems with technology utilized by us;
- changing trends in customer profiles and behavior; and
- changes in banking and other laws and regulations applicable to us

Although we believe that our expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that our actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

ITEM 1. BUSINESS

General

First Capital Bancorp, Inc. is a bank holding company that was incorporated under Virginia law in 2006. Pursuant to a statutory share exchange that was effective on September 8, 2006, we became a bank holding company. We conduct our primary operations through our wholly owned subsidiary, First Capital Bank, which is chartered under Virginia law. We have one other wholly owned subsidiary, FCRV Statutory Trust 1, which is a Delaware Business Trust that we formed in connection with the issuance of trust preferred debt in September, 2006.

Our principal executive offices are located at 4222 Cox Road, Glen Allen, Virginia 23060, and our telephone number is (804) 273-1160. We maintain a website at www.1capitalbank.com.

First Capital Bank, a Virginia banking corporation headquartered in Glen Allen, Virginia, was incorporated under the laws of the Commonwealth of Virginia as a state-chartered bank in 1997. The bank is a member of the Federal Reserve System and began banking operations in late 1998. The bank is a community oriented financial institution that offers a full range of banking and related financial services to small and medium-sized businesses, professionals and individuals located in its market area. This market area consists of the Richmond, Virginia metropolitan area, with a current emphasis on western Henrico County, Chesterfield County, the City of Richmond, the Town of Ashland, and the surrounding vicinity. The bank's goal is to provide its customers with high quality, responsive and technologically advanced banking services. In addition, the bank strives to develop personal, knowledgeable relationships with its customers, while at the same time it offers products comparable to those offered by larger banks in its market area. We believe that the marketing of customized banking services has enabled the bank to establish a niche in the financial services marketplace in the Richmond metropolitan area.

The bank currently conducts business from its executive offices, seven branch locations, and a mortgage brokerage office. See "Item 2 – Description of Property".

Products and Services

We offer a full range of deposit services that are typically available in most banks including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to our market area at rates competitive to those offered in the area. In addition, we offer certain retirement account services, such as Individual Retirement Accounts (IRAs).

We also offer a full range of short-to-medium term commercial and consumer loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements) and purchase of equipment and machinery. Consumer loans include secured (and unsecured loans) for financing automobiles, home improvements, education and personal investments. Additionally, we originate fixed and floating-rate mortgage and real estate construction and acquisition loans.

Other services we offer include safe deposit boxes, certain cash management services, traveler's checks, direct deposit of payroll and social security checks and automatic drafts for various accounts, selected on-line banking services and a small and medium-sized businesses courier service. We also have become associated with a shared network of automated teller machines (ATMs) that may be used by our customers throughout Virginia and other states located in the Mid-Atlantic region.

Our Market Area

Our primary market is the Richmond, Virginia metropolitan area, which includes Chesterfield County, Henrico County, Hanover County, the Town of Ashland and the City of Richmond. Richmond is the capital of Virginia. All of our branches are located in the Central Virginia metropolitan area. The Central Virginia metropolitan area is the third-largest metropolitan area in Virginia and is one of the state's top growth markets based on population and median household income.

Our market area has been subject to large scale consolidation of local banks, primarily by larger, out-of-state financial institutions. We believe that there is a large customer base in our market area that prefers doing business with a local institution. We seek to fill this banking need by offering timely personalized service, while making it more convenient by continuing to build our branch network throughout the Richmond metropolitan area where our customers live and work. We have made significant investments in our infrastructure and believe our current operating platform is sufficient to support a substantially larger banking institution without incurring meaningful additional expenses.

Employees

As of March 23, 2013, we had a total of 101 full time equivalent employees. We consider relations with our employees to be excellent. Our employees are not represented by a collective bargaining unit.

Economy

The current economic recession, which economists suggest began in late 2007, became a major recognizable force in the late summer or early fall of 2008 in the United States and locally. Since then, the stock markets have dropped sharply, foreclosures have increased dramatically, unemployment has risen significantly, the capital and liquidity of financial institutions have been severely challenged and credit markets have been greatly reduced. In the U.S., the government has provided support for financial institutions in order to strengthen capital, increase liquidity and ease the credit markets.

Competition

We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in the Richmond metropolitan area and elsewhere. Many of our non-bank competitors are not subject to the same extensive federal regulations that govern federally-insured banks and state regulations governing state chartered banks. As a result, such non-bank competitors may have certain advantages over us in providing certain services.

Our primary market area is a highly competitive, highly branched banking market. Competition in the market area for loans to small and medium-sized businesses and professionals is intense, and pricing is important. Many of our competitors have substantially greater resources and lending limits than us and offer certain services, such as extensive and established branch networks, that we are not currently providing. Moreover, larger institutions operating in the Richmond metropolitan area have access to borrowed funds at

lower cost than the funds that are presently available to us. Deposit competition among institutions in the market area also is strong. Competition for depositors' funds comes from U.S. Government securities, private issuers of debt obligations and suppliers of other investment alternatives for depositors, among other sources.

Governmental Monetary Policies

Our earnings and growth are affected not only by general economic conditions, but also by the monetary policies of various governmental regulatory authorities, particularly the Federal Reserve Bank ("FRB"). The FRB implements national monetary policy by its open market operations in United States Government securities, control of the discount rate and establishment of reserve requirements against both member and nonmember financial institutions' deposits. These actions have a significant effect on the overall growth and distribution of loans, investments and deposits, as well as the rates earned on loans, or paid on deposits.

Our management is unable to predict the effect of possible changes in monetary policies upon our future operating results.

Lending Activities

Credit Policies

The principal risk associated with each of the categories of loans in our portfolio is the creditworthiness of our borrowers. Within each category, such risk is increased or decreased, depending on various factors. The risks associated with real estate mortgage loans, commercial loans and consumer loans vary based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. The risk associated with real estate construction loans varies based on the supply and demand for the type of real estate under construction. In an effort to manage these risks, we have loan amount approval limits for individual loan officers based on their position and level of experience.

We have written policies and procedures to help manage credit risk. We use a loan review process that includes a portfolio management strategy, guidelines for underwriting standards and risk assessment, procedures for ongoing identification and management of credit deterioration, and annual independent third party portfolio reviews to establish loss exposure and to monitor compliance with policies. Our loan approval process includes our Management Loan Committee and the Loan Committee of the Board of Directors. Our Chief Credit Officer is responsible for reporting to the Directors monthly on the activities of the Management Loan Committee and on the status of various delinquent and non-performing loans. The Loan Committee of the Board of Directors also reviews lending policies proposed by management. Our Board of Directors establishes our total lending limit and approves proposed lending policies approved by the Loan Committee of the Board.

Loan Originations

Real estate loan originations come primarily through direct solicitations by our loan officers, continued business from current customers, and through referrals. Construction loans are obtained by solicitations of our construction loan officers and continued business from current customers. Commercial real estate loan originations are obtained through broker referrals, direct solicitation by our loan officers and continued business from current customers.

Our loan officers, as part of the application process, review all loan applications. Information is obtained concerning the income, financial condition, employment and credit history of the applicant. If

commercial real estate is involved, information is also obtained concerning cash flow available for debt service. Loan quality is analyzed based on our experience and credit underwriting guidelines. Income producing real estate collateral for loans in excess of $250 thousand are appraised by independent appraisers who have been pre-approved by meeting the requirement of providing a current and valid license certification and based on the lender's experience with these appraisers. Evaluations for real estate collateral for loans less than $250 thousand are made by the loan officer.

In the normal course of business, we make various commitments and incur certain contingent liabilities that are disclosed but not reflected in our annual financial statements including commitments to extend credit. At December 31, 2012, commitments to extend credit totaled $82.6 million.

Construction Lending

We make local construction and land acquisition and development loans. Residential houses and commercial real estate under construction and the underlying land secure construction loans. At December 31, 2012, construction, land acquisition and land development loans outstanding were $58.3 million, or 15.5% of total loans. These loans are concentrated in our local markets. Lending activity in this area has been significantly curtailed in the last 36 months due to the overall economy. Because the interest rate charged on these loans usually floats with the market, these loans assist us in managing our interest rate risk. Construction lending entails significant additional risks, compared to residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the value of the building under construction is only estimable when the loan funds are disbursed. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate the risks associated with construction lending, we generally limit loan amounts to 80% of appraised value in addition to analyzing the creditworthiness of the borrowers. We also obtain a first lien on the property as security for construction loans and typically require personal guarantees from the borrower's principal owners.

Commercial Business Loans

Commercial business loans generally have a higher degree of risk than loans secured by real property but have higher yields. To manage these risks, we generally obtain appropriate collateral and personal guarantees from the borrower's principal owners and monitor the financial condition of its business borrowers. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from employment and other income and are secured by real estate whose value tends to be readily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for commercial business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate. We have a loan review and monitoring process to regularly assess the repayment ability of commercial borrowers. At December 31, 2012, commercial loans totaled $40.4 million, or 10.7% of the total loan portfolio.

Commercial Real Estate Lending

Commercial real estate loans are secured by various types of commercial real estate in our market area including commercial buildings and offices, recreational facilities, small shopping centers, churches and hotels. At December 31, 2012, commercial real estate loans totaled $144.0 million, or 38.3% of our total loans. We may lend up to 80% of the secured property's appraised value. Commercial real estate loans typically involve

larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economic environment. Our commercial real estate loan underwriting criteria requires an examination of debt service coverage ratios, the borrower's creditworthiness and prior credit history and reputation, and we typically require personal guarantees or endorsements of the borrowers' principal owners. In addition, we carefully evaluate the location of the security property.

Residential Real Estate Lending

Residential real estate loans at December 31, 2012, accounted for $131.1 million, or 34.9% of our total loan portfolio. Residential first mortgage loans represent $83.3 million or 63.5% of total residential real estate loans and are primarily made up of investor loans to qualified borrowers leasing property. Multifamily and home equity loans represent $25.7 million and $17.1 million, respectively, and junior liens account for $5.0 million of total residential real estate loans.

All residential mortgage loans originated by us contain a "due-on-sale" clause providing that we may declare the unpaid principal balance due and payable upon sale or transfer of the mortgaged premises. In connection with residential real estate loans, we require title insurance, hazard insurance and if appropriate, flood insurance. We do not require escrows for real estate taxes and insurance.

Consumer Lending

We offer various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, automobile loans, boat loans, deposit account loans, installment and demand loans and credit cards. At December 31, 2012, we had consumer loans of $2.2 million or 0.6% of total loans. Such loans are generally made to customers with whom we have a pre-existing relationship. We currently originate all of our consumer loans in our local market area.

Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured, such as loans secured by rapidly depreciable assets such as automobiles. Any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment as a result of the greater likelihood of damage, loss or depreciation. Due to the relatively small amounts involved, any remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

The underwriting standards we employ to mitigate the risk for consumer loans include a determination of the applicant's payment history on other debts and an assessment of their ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment and from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount.

SUPERVISION AND REGULATION

General. As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956, as amended, and the examination and reporting requirements of the Board of Governors of the Federal Reserve System. As a state-chartered commercial bank, the Bank is subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions.

It is also subject to regulation, supervision and examination by the Federal Reserve Board. Other federal and state laws, including various consumer and compliance laws, govern the activities of the Bank, the investments that it makes and the aggregate amount of loans that it may grant to one borrower.

The following sections summarize the significant federal and state laws applicable to the Company and its subsidiaries. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

The Bank Holding Company Act. Under the Bank Holding Company Act, the Company is subject to periodic examination by the Federal Reserve and is required to file periodic reports regarding its operations and any additional information that the Federal Reserve may require. Activities at the bank holding company level are limited to the following:

- banking, managing or controlling banks;
- furnishing services to or performing services for its subsidiaries; and
- engaging in other activities that the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to the business of a bank holding company include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser.

With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

- acquiring substantially all the assets of any bank;
- acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
- merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with their regulations, require Federal Reserve approval prior to any person or company 25% or more of any class of voting securities of the bank holding company. Prior notice to the Federal Reserve is required if a person acquires 10% or more, but less than 25%, of any class of voting securities of a bank or bank holding company and either has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction.

In November 1999, Congress enacted the Gramm-Leach-Bliley Act ("GLBA"), which made substantial revisions to the statutory restrictions separating banking activities from other financial activities. Under the GLBA, bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become "financial holding companies." As financial holding companies, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, insurance agency activities, merchant banking and other

activities that the Federal Reserve determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLBA applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. Although the Company has not elected to become a financial holding company in order to exercise the broader activity powers provided by the GLBA, the Company may elect do so in the future.

Payment of Dividends. The Company is a legal entity separate and distinct from the Bank. The Bank is subject to laws and regulations that limit the amount of dividends it can pay. In addition, both the Company and the Bank are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that banking organizations should generally pay dividends only if the organization's current earnings are sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. The Bank paid no dividends to the Company during 2012 and 2011.

The FDIC has the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. The FDIC has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

Insurance of Accounts, Assessments and Regulation by the FDIC. The Bank's deposits are insured up to applicable limits by the FDIC. The FDIC amended its risk-based assessment system in 2007 in which, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. Effective April 1, 2011, the assessment base is an institution's average consolidated total assets less average tangible equity, and the initial base assessment rates will be between 5 and 35 basis points depending on the institutions risk category, and subject to potential adjustment based on certain long-term unsecured debt and brokered deposits held by the institution.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act permanently raised the standard maximum deposit insurance amount to $250,000. The legislation did not change coverage for retirement accounts, which continues to be $250,000. Beginning December 31, 2010 through December 31, 2012, all deposits held in non-interest bearing transaction accounts at FDIC insured institutions will be fully insured regardless of the amount in the account.

Capital Requirements. The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets of 8%. At least half of the total capital must be composed of "Tier 1 Capital", which is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles. The remainder may consist of "Tier 2 Capital", which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness. In sum, the capital measures used by the federal banking regulators are as follows:

- the Total Capital ratio, which is the total of Tier 1 Capital and Tier 2 Capital;
- the Tier 1 Capital ratio; and

- the leverage ratio.

Under these regulations, a bank will be classified as follows:

- "well capitalized" if it has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;

- "adequately capitalized" if it has a Total Capital ratio of 8% or greater, a Tier 1 Capital ratio of 4% or greater, and a leverage ratio of 4% or greater – or 3% in certain circumstances – and is not well capitalized;

- "undercapitalized" if it has a Total Capital ratio of less than 8%, a Tier 1 Capital ratio of less than 4% - or 3% in certain circumstances;

- "significantly undercapitalized" if it has a Total Capital ratio of less than 6%, a Tier 1 Capital ratio of less than 3%, or a leverage ratio of less than 3%; or

- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The risk-based capital standards of the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

The Dodd-Frank Act contains a number of provisions dealing with capital adequacy of insured depository institutions and their holding companies, which may result in more stringent capital requirements. Under the Collins Amendment to the Dodd-Frank Act, federal regulators have been directed to establish minimum leverage and risk-based capital requirements for, among other entities, banks and bank holding companies on a consolidated basis. These minimum requirements can't be less than the generally applicable leverage and risk-based capital requirements established for insured depository institutions nor quantitatively lower than the leverage and risk-based capital requirements established for insured depository institutions that were in effect as of July 21, 2010. These requirements in effect create capital level floors for bank holding companies similar to those in place currently for insured depository institutions. The Collins Amendment also excludes trust preferred securities issued after May 19, 2010 from being included in Tier 1 capital unless the issuing company is a bank holding company with less than $500 million in total assets. Trust preferred securities issued prior to that date will continue to count as Tier 1 capital for bank holding companies with less than $15 billion in total assets, and such securities will be phased out of Tier 1 capital treatment for bank holding companies with over $15 billion in total assets over a three-year period beginning in 2013. Accordingly, the Company's trust preferred securities will continue to qualify as Tier 1 capital.

The FDIC may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan acceptable to the FDIC. These powers include, but are not limited to, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any bank holding company that

controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers. The Bank presently maintains sufficient capital to remain well capitalized under these guidelines.

Other Safety and Soundness Regulations. There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event that the depository institution is insolvent or is in danger of becoming insolvent.

For example, under the requirements of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the insolvency of commonly controlled insured depository institutions or for any assistance provided by the FDIC to commonly controlled insured depository institutions in danger of failure. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the deposit insurance funds. The FDIC's claim for reimbursement under the cross guarantee provisions is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and nonaffiliated holders of subordinated debt of the commonly controlled insured depository institutions.

Interstate Banking and Branching. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states had opted out of such interstate merger authority prior to such date. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

Monetary Policy. The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. The Federal Reserve Board's monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national and international economy and in the money markets, as well as the effect of actions by monetary fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Bank.

Federal Reserve System. In 1980, Congress enacted legislation that imposed reserve requirements on all depository institutions that maintain transaction accounts or nonpersonal time deposits. NOW accounts, money market deposit accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements, as are any nonpersonal time deposits at an institution.

The reserve percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at, or on behalf of, a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets.

Transactions with Affiliates. Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Sections 23A and 23B (i) limit the extent to which the Bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the association or subsidiary as those provided to a nonaffiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions.

Transactions with Insiders. The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a principal shareholder of a bank, and some affiliated entities of any of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities, the bank's loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank's unimpaired capital and unimpaired surplus until the bank's total assets equal or exceed $100,000,000, at which time the aggregate is limited to the bank's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and principal shareholders of a bank or bank holding company, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. The FDIC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

The Dodd-Frank Act also provides that banks may not "purchase an asset from, or sell an asset to" a bank insider (or their related interests) unless (i) the transaction is conducted on market terms between the parties, and (ii) if the proposed transaction represents more than 10 percent of the capital stock and surplus of the bank, it has been approved in advance by a majority of the bank's non-interested directors.

Community Reinvestment Act. Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

The Gramm-Leach-Bliley Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the GLBA may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" rating in its latest Community Reinvestment Act examination.

Fair Lending; Consumer Laws. In addition to the Community Reinvestment Act, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

These governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

Banks and other depository institutions are also subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Act of 1999 was signed into law on November 12, 1999. The GLBA covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. The following description summarizes some of its significant provisions.

The GLBA repeals sections 20 and 32 of the Glass-Steagall Act, thus permitting unrestricted affiliations between banks and securities firms. It also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, investment, merchant banking, insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed and have at least a satisfactory Community Reinvestment Act rating.

The GLBA provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in specific areas identified under the law. Under the new law, the federal bank regulatory agencies adopted insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The GLBA adopts a system of functional regulation under which the Federal Reserve Board is designated as the umbrella regulator for financial holding companies, but financial holding company affiliates are principally regulated by functional regulators such as the FDIC for state nonmember bank affiliates, the Securities and Exchange Commission for securities affiliates, and state insurance regulators for insurance affiliates. It repeals the broad exemption of banks from the definitions of "broker" and "dealer" for purposes of the Securities Exchange Act of 1934, as amended. It also identifies a set of specific activities, including

traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a "broker," and a set of activities in which a bank may engage without being deemed a "dealer." Additionally, the new law makes conforming changes in the definitions of "broker" and "dealer" for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The GLBA contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The new law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLBA also provides that the states may adopt customer privacy protections that are more strict than those contained in the act.

Bank Secrecy Act. Under the Bank Secrecy Act ("BSA"), a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report cash transactions involving more than $10,000 to the United States Treasury. In addition, financial institutions are required to file suspicious activity reports for transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect, involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose. The USA PATRIOT Act, enacted in response to the September 11, 2001 terrorist attacks, requires bank regulators to consider a financial institution's compliance with the BSA when reviewing applications from a financial institution. As part of its BSA program, the USA PATRIOT Act also requires a financial institution to follow recently implemented customer identification procedures when opening accounts for new customers and to review lists of individuals and entities who are prohibited from opening accounts at financial institutions.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered or that file reports under the Securities Exchange Act of 1934. In particular, the Sarbanes-Oxley Act establishes: (i) new requirements for audit committees, including independence, expertise, and responsibilities; (ii) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) new standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) new and increased civil and criminal penalties for violations of the securities laws. Many of the provisions were effective immediately while other provisions become effective over a period of time and are subject to rulemaking by the SEC. Because the Company's common stock is registered with the SEC, it is currently subject to this Act.

Future Regulatory Uncertainty Because federal and state regulation of financial institutions changes regularly and is the subject of constant legislative debate, the Company cannot forecast how federal and state regulation of financial institutions may change in the future and, as a result, impact our operations. Although Congress and the state legislature in recent years have sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, the Company fully expects that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

Incentive Compensation. In June 2010, the Federal Reserve issued a final rule on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine

the safety and soundness of such organizations by encouraging excessive risk-taking. Banking organizations are instructed to review their incentive compensation policies to ensure that they do not encourage excessive risk-taking and implement corrective programs as needed. The Federal Reserve Board will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Bank, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions.

Dodd-Frank Act. In July 2010, the Dodd-Frank Act was signed into law, incorporating numerous financial institution regulatory reforms. Many of these reforms were implemented beginning in 2011 and continuing thereafter through regulations to be adopted by various federal banking and securities regulatory agencies. The Dodd-Frank Act implements far-reaching reforms of major elements of the financial landscape, particularly for larger financial institutions. Many of its provisions do not directly impact community-based institutions like the Bank. For instance, provisions that regulate derivative transactions and limit derivatives trading activity of federally-insured institutions, enhance supervision of "systemically significant" institutions, impose new regulatory authority over hedge funds, limit proprietary trading by banks, and phase-out the eligibility of trust preferred securities for Tier 1 capital are among the provisions that do not directly impact the Bank either because of exemptions for institutions below a certain asset size or because of the nature of the Bank's operations. Provisions that could impact the Bank include the following:

- *FDIC Assessments.* The Dodd-Frank Act changes the assessment base for federal deposit insurance from the amount of insured deposits to average consolidated total assets less its average tangible equity. In addition, it increases the minimum size of the Deposit Insurance Fund ("DIF") and eliminates its ceiling, with the burden of the increase in the minimum size on institutions with more than $10 billion in assets.

- *Deposit Insurance.* The Dodd-Frank Act makes permanent the $250,000 limit for federal deposit insurance and provides unlimited federal deposit insurance until December 31, 2012 for non-interest-bearing demand transaction accounts at all insured depository institutions.

- *Interest on Demand Deposits.* The Dodd- Frank Act also provides that, effective one year after the date of enactment, depository institutions may pay interest on demand deposits, including business transaction and other accounts.

- *Interchange Fees.* The Dodd-Frank Act requires the Federal Reserve to set a cap on debit card interchange fees charged to retailers. While banks with less than $10 billion in assets, such as the Bank, are exempted from this measure, it is likely that all banks could be forced by market pressures to lower their interchange fees or face potential rejection of their cards by retailers.

- *Consumer Financial Protection Bureau.* The Dodd-Frank Act centralizes responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, responsible for implementing federal consumer protection laws, although banks below $10 billion in assets will continue to be examined and supervised for compliance with these laws by their federal bank regulator.

- *Mortgage Lending.* New requirements are imposed on mortgage lending, including new minimum underwriting standards, prohibitions on certain yield-spread compensation to mortgage originators, special consumer protections for mortgage loans that do not meet certain provision qualifications,

prohibitions and limitations on certain mortgage terms and various new mandated disclosures to mortgage borrowers.

- *Holding Company Capital Levels.* Bank regulators are required to establish minimum capital levels for holding companies that are at least as stringent as those currently applicable to banks. In addition, all trust preferred securities issued after May 19, 2010 will be counted as Tier 2 capital, but the Company's currently outstanding trust preferred securities will continue to qualify as Tier 1 capital.

- *De Novo Interstate Branching.* National and state banks are permitted to establish de novo interstate branches outside of their home state, and bank holding companies and banks must be well-capitalized and well managed in order to acquire banks located outside their home state.

- *Transactions with Affiliates.* The Dodd-Frank Act enhances the requirements for certain transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions" and increasing the amount of time for which collateral requirements regarding covered transactions must be maintained.

- *Transactions with Insiders.* Insider transaction limitations are expanded through the strengthening of loan restrictions to insiders and the expansion of the types of transactions subject to the various limits, including derivative transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions are also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution's board of directors.

- *Corporate Governance.* The Dodd-Frank Act includes corporate governance revisions that apply to all public companies, not just financial institutions, including with regard to executive compensation and proxy access to shareholders.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, and their impact on the Company or the financial industry is difficult to predict before such regulations are adopted.

Filings with the SEC

The Company files annual, quarterly, and other reports under the Securities Exchange Act of 1934 with the SEC. These reports and this Form 10-K are posted and available at no cost on the Company's investor relations website, *http://www.1capitalbank.com*, as soon as reasonably practicable after the Company files such documents with the SEC. The information contained on the Company's website is not a part of this Form 10-K. The Company's filings are also available through the SEC's website at *www.sec.gov.*

ITEM 2. PROPERTIES

Our banking offices are listed below. We conduct our business from the properties listed below. Except for our Corporate, Ashland, WestMark, and Three Chopt offices, which we own, we lease our other offices under long term lease arrangements. All of such leases are at market rental rates and they are all with unrelated parties having no relationship or affiliation with us except for the Wholesale Mortgage office, which is owned by an officer of the Bank.

Office Location	Date Opened
WestMark Office (1) 11001 West Broad Street Glen Allen, Virginia 23060	1998
Ashland Office 409 South Washington Highway Ashland, Virginia 23005	2000
Chesterfield Towne Center Office 1580 Koger Center Boulevard Richmond, Virginia 23235	2003
Staples Mill Road Office 1776 Staples Mill Road Richmond, Virginia 23230	2003
Bon Air Office 2810 Buford Road Richmond, Virginia 23235	2008
Three Chopt Office (2) 7100 Three Chopt Road Richmond, Virginia 23229	2006
James Center Office One James Center 901 East Cary Street Richmond, Virginia 23219	2007
Wholesale Mortgage Office 5001 Craig Rath Boulevard Midlothian, Virginia 23112	2011

(1) Relocation of our Innsbrook leased office to an owned free standing site across the street in September 2008.
(2) Relocated from 1504 Santa Rosa Road, Richmond, Virginia in February 2009 to an owned free standing site.

Our corporate office, which we opened in 2003 and purchased in 2010, is located at 4222 Cox Road, Glen Allen, Virginia 23060.

All of our properties are in good operating condition and are adequate for our present and anticipated future needs.

ITEM 3. LEGAL PROCEEDINGS

We are not involved in any pending legal proceedings other than legal proceedings occurring in the ordinary course of business. Our management does not believe that such legal proceedings, individually or in the aggregate, are likely to have a material adverse effect on our results of operations or financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock was approved for listing on the Nasdaq Capital Markets as of June 7, 2007 under the symbol "FCVA". Trading under that symbol began June 14, 2007.

The following table shows high and low sale prices for our common stock, as reported to us, for the periods indicated.

2012	High		Low	
1st Quarter	$	3.55	$	2.02
2nd Quarter	$	2.40	$	2.01
3rd Quarter	$	2.50	$	2.26
4th Quarter	$	3.19	$	2.40

2011	High		Low	
1st Quarter	$	4.54	$	3.55
2nd Quarter	$	5.00	$	3.30
3rd Quarter	$	4.18	$	2.45
4th Quarter	$	2.77	$	1.60

The foregoing transactions may not be representative of all transactions during the indicated periods or of the actual fair market value of our common stock at the time of such transaction due to the infrequency of trades and the limited market for our common stock.

First Capital Bancorp, Inc. does not pay a cash dividend and does not have the intention to pay a cash dividend in the foreseeable future.

There were 12,274,964 shares of the Company's common stock outstanding at the close of business on December 31, 2012. As of March 23, 2013, there were approximately 619 shareholders of record of our common stock.

ITEM 6. SELECTED FINANCIAL INFORMATION

The following consolidated summary sets forth our selected financial data for the periods and at the dates indicated. The selected financial data for fiscal years have been derived from our audited financial statements for each of the five years that ended December 31, 2012, 2011, 2010, 2009, and 2008. You also should read the detailed information and the financial statements for all of such periods included elsewhere in this Report on Form 10-K.

	At or for the Fiscal Years Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except ratios and per share amounts)				
Income Statement Data:					
Interest income	$ 23,013	$ 24,327	$ 26,430	$ 25,401	$ 24,044
Interest expense	6,674	8,379	10,217	12,810	12,996
Net interest income	16,339	15,948	16,213	12,591	11,048
Provision for loan losses	9,196	9,441	8,221	2,285	2,924
Net interest income after provision for loan losses	7,143	6,507	7,992	10,306	8,124
Noninterest income	1,982	2,080	1,050	747	744
Noninterest expense	18,421	13,549	12,550	10,628	8,560
Income before income taxes	(9,296)	(4,962)	(3,508)	425	308
Income tax expense (benefit)	(3,290)	(1,886)	(1,336)	117	138
Net income	(6,006)	(3,076)	(2,172)	308	170
Effective dividend on preferred stock	623	679	678	503	-
Net income (loss) available to common stockholders	$ (6,629)	$ (3,755)	$ (2,850)	$ (195)	$ 170
Per Share Data:					
Basic earnings per share	$ (0.76)	$ (1.26)	$ (0.96)	$ (0.07)	$ 0.06
Diluted earnings per share	$ (0.76)	$ (1.26)	$ (0.96)	$ (0.07)	$ 0.06
Book value per share	$ 3.49	$ 10.11	$ 11.16	$ 12.14	$ 11.92
Balance Sheet Data:					
Assets	$ 542,947	$ 541,690	$ 536,025	$ 530,396	$ 431,553
Cash and cash equivalenst	35,321	50,359	32,367	31,667	15,354
Securities available for sale	86,825	84,035	86,787	77,118	30,523
Securities held to maturity	2,880	2,884	2,389	1,453	1,454
Loans, net	368,920	360,969	386,209	397,120	36,744
Allowance for loan losses	7,269	9,271	10,626	6,600	5,060
Foreclosed assets	3,771	7,646	2,615	3,388	2,158
Bank owned life insurance	9,251	8,917	448	-	-
Deposits	459,113	440,199	426,871	422,134	334,300
FHLB advances	25,000	50,000	55,000	50,000	50,000
Subordinated debentures	7,155	7,155	7,155	7,155	7,155
Shareholders' equity	47,088	40,683	43,675	46,458	35,420
Average shares outstanding, basic and diluted	8,700	2,971	2,971	2,971	2,971
Selected Performance Ratios					
Return on average assets	-1.13%	-0.58%	-0.41%	0.06%	0.04%
Return on average equity	-13.01%	-7.11%	-4.74%	0.71%	0.49%
Average yield on interest earning assets	4.72%	4.91%	5.18%	5.38%	6.29%
Average rate paid on interest-bearing liabilities	1.54%	1.89%	2.28%	3.15%	3.99%
Net interest margin, fully taxable equivalent	3.39%	3.26%	3.20%	2.69%	2.89%
Interest-earning assets to interest-bearing liabilities	115.60%	114.70%	114.90%	116.72%	117.56%
Efficiency ratio	100.55%	75.16%	72.70%	79.68%	72.60%
Capital Ratios					
Equity to total assets at end of period	8.67%	7.51%	8.15%	8.76%	8.21%
Average equity to average assets	8.69%	8.13%	8.55%	8.84%	8.87%
Tangible capital ratio	7.67%	5.54%	6.18%	6.80%	5.67%
Tier 1 risk-based capital ratio	12.29%	11.60%	12.08%	12.36%	10.62%
Total risk-based capital ratio	13.75%	13.17%	13.74%	14.09%	12.41%
Leverage ratio	9.19%	8.37%	9.04%	10.01%	9.62%
Asset Quality Ratios:					
Non-performing loans to period-end loans	2.49%	4.78%	6.82%	2.57%	1.18%
Non-performing assets to total assets	2.42%	4.68%	5.54%	1.96%	1.52%
Net loan charge-offs to average loans	2.97%	2.92%	0.92%	0.19%	0.10%
Allowance for loan losses to loans outstanding at end of period	1.93%	2.51%	2.78%	1.64%	1.36%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the results of operations and financial condition, liquidity and capital resources. This discussion should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements.

Overview

The Company is a bank holding company which owns 100% of the stock of the Bank. We are headquartered in Glen Allen, Virginia and conduct our primary operations through our wholly owned subsidiary. Through its seven full service branch offices and courier service, the Bank serves the greater Richmond metropolitan area which includes the counties of Henrico, Chesterfield and Hanover, the Town of Ashland and the City of Richmond, Virginia. We target small to medium-sized businesses and consumers in our market area and emerging suburbs outside of the greater Richmond metropolitan area. In addition, we strive to develop personal, knowledgeable relationships with our customers, while at the same time offering products comparable to statewide regional banks located in its market area. We believe that the marketing of customized banking services has enabled it to establish a niche in the financial services marketplace in the Richmond metropolitan area.

The continuing difficult economic environment during 2012 and 2011, as well as the implementation of the Company's Asset Resolution Plan in the second quarter of 2012, resulted in continuing elevated loan loss provisions, which negatively impacted our financial performance as we realized a net loss of $6.0 million for the year ended December 31, 2012, compared to a $3.1 million loss for the year ended December 31, 2011. Net loss allocable to common shareholders, which adds to the net loss the dividends and discount accretion on preferred stock, was a loss of $6.6 million for the year ended December 31, 2012 compared to a loss of $3.8 million for 2011. A key factor affecting the 2012 results was a $9.2 million provision for loan losses due largely to the chargeoffs associated with the Asset Resolution Plan. Return on average equity for the year ended December 31, 2012 was -13.01%, while return on average assets was -1.13%, compared to -7.11% and -0.58%, respectively, for 2011.

For the year ended December 31, 2012, assets increased $1.3 million to $542.9 million or 0.23% from $541.7 million at December 31, 2011. Total net loans, excluding loans held for sale, at December 31, 2012 were $368.9 million, an increase of $8.0 million, or 2.20%, from the December 31, 2011 amount of $361.0 million. Deposits increased $18.9 million to $459.1 million, or 4.30% from the December 31, 2011 amount of $440.2 million.

The Company remains well capitalized with capital ratios above the regulatory minimums.

The Company has been keenly focused on five primary objectives for the last three years. In order of importance, those areas are asset quality, capital preservation, liquidity, reducing exposure to real estate acquisition and development loans and improving core earnings. Each of these objectives will be discussed elsewhere in this report.

Critical Accounting Policies

The financial condition and results of operations presented in the consolidated financial statements, the accompanying notes to the consolidated financial statements and this section are, to a large degree, dependent upon our accounting policies. The selection and applications of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

First Capital Bank's critical accounting policies relate to the evaluation of the allowance for loan losses and estimation of fair value of financial instruments and other assets.

The evaluation of the allowance for loan losses is based on management's opinion of an amount that is adequate to absorb probable losses inherent in the Bank's existing portfolio. The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) ASC 450 Contingencies, which requires that losses be accrued when occurrence is probable and can be reasonably estimated, and (ii) ASC 310 Receivables, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The Company's allowance for loan losses is the accumulation of various components that are calculated based on independent methodologies. All components of the allowance represent an estimation performed pursuant to applicable GAAP. Management's estimate of each homogenous pool component is based on certain observable data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends; collateral values; loan volumes; geographic, borrower and industry concentrations; seasoning of the loan portfolio; the findings of internal credit quality assessments and results from external bank regulatory examinations. These factors, as well as historical losses and current economic and business conditions, are used in developing estimated loss factors used in the calculations.

Applicable GAAP requires that the impairment of loans that have been separately identified for evaluation are measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment is to be based on the net realizable value of the collateral. This statement also requires certain disclosures about investments in impaired loans and the allowance for loan losses and interest income recognized on impaired loans.

Reserves for commercial loans are determined by applying estimated loss factors to the portfolio based on historical loss experience and management's evaluation and "risk grading" of the commercial loan portfolio. Reserves are provided for noncommercial loan categories using historical loss factors applied to the total outstanding loan balance of each loan category. Additionally, environmental factors based on national and local economic conditions, as well as portfolio-specific attributes, are considered in estimating the allowance for loan losses.

Although management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the valuations or, if required by regulators, based upon information available to them at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Securities available for sale and certain mortgage loans held for sale, are recorded at fair value on a recurring basis. From time to time, certain assets, consisting primarily of other real estate owned and impaired loans, may be recorded at fair value on a non-recurring basis. These non-recurring fair value adjustments typically are a result of the application of lower of cost or fair value accounting or a write-down occurring during the period. For example, if the fair value of an asset in these categories falls below its cost basis, it is considered to be at fair value at the end of the period of the adjustment. In periods where there is no adjustment,

the asset is generally not considered to be at fair value. Management believes this is a critical accounting policy because the estimation of fair value involves a high degree of complexity and requires us to make subjective judgments that often require assumptions or estimates about various matters.

Results of Operations

Net Interest Income

We generate a significant amount of our income from the net interest income earned by the Bank. Net interest income is the difference between interest income and interest expense. Interest income depends on the amount of interest-earning assets outstanding during the period and the interest rates earned thereon. Interest expense is a function of the average amount of deposits and borrowed money outstanding during the period and the interest rates paid thereon. The quality of the assets further influences the amount of interest income lost on non-accrual loans and the amount of additions to the allowance for loan losses.

Net interest income represents our principal source of earnings. Net interest income is the amount by which interest generated from earning assets exceeds the expense of funding those assets. Changes in volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income.

The following table reflects an analysis of our net interest income using the daily average balance of our assets and liabilities as of the periods indicated.

	Year Ended December 31,					
	2012			2011		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)					
Assets:						
Loans, net of unearned income [(1)]	$ 377,246	$ 20,438	5.42 %	$ 384,131	$ 21,511	5.60 %
Bank owned life insurance [(2)]	9,087	507	5.58 %	5,877	333	5.66 %
Investment securities:						
U.S. Agencies	1,335	50	3.79 %	1,814	60	3.28 %
Mortgage backed securities	13,589	278	2.05 %	14,919	389	2.60 %
CMO	41,705	945	2.27 %	35,093	907	2.59 %
Municipal securities [(2)]	6,256	403	6.44 %	13,423	840	6.26 %
Corporate bonds	16,585	397	2.39 %	9,679	271	2.80 %
Taxable municipal securities	11,213	428	3.82 %	10,601	471	4.44 %
SBA	1,433	28	1.96 %	2,407	(8)	(0.33) %
Other investments	4,075	136	3.33 %	4,581	110	2.40 %
Total investment securities	96,191	2,665	2.77 %	92,517	3,040	3.29 %
Interest bearing deposits	18,843	44	0.23 %	25,689	59	0.23 %
Total earning assets	$ 501,367	$ 23,654	4.72 %	$ 508,214	$ 24,943	4.91 %
Cash and cash equivalents	8,077			7,666		
Allowance for loan losses	(7,800)			(10,202)		
Other assets	29,549			26,407		
Total assets	$ 531,193			$ 532,085		
Liabilities & Stockholders' Equity:						
Interest checking	$ 10,985	$ 34	0.31 %	$ 10,279	$ 37	0.36 %
Money market deposit accounts	142,940	700	0.49 %	148,240	1,077	0.73 %
Statement savings	1,278	5	0.41 %	929	4	0.42 %
Certificates of deposit	233,164	4,816	2.07 %	221,826	5,475	2.47 %
Total interest-bearing deposits	388,367	5,555	1.43 %	381,274	6,593	1.73 %
Fed funds purchased	5	-	0.00 %	-	-	- %
Repurchase agreements	1,365	5	0.40 %	1,331	7	0.49 %
Subordinated debt	7,155	154	2.15 %	7,155	139	1.95 %
FHLB advances	36,831	960	2.61 %	53,329	1,641	3.08 %
Total interest-bearing liabilities	433,723	6,674	1.54 %	443,089	8,380	1.89 %
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	49,592			43,973		
Other liabilities	1,707			1,752		
Total liabilities	51,299			45,725		
Shareholders' equity	46,171			43,271		
Total liabilities and shareholders' equity	$ 531,193			$ 532,085		
Net interest income		$ 16,980			$ 16,563	
Interest rate spread			3.18 %			3.02 %
Net interest margin			**3.39 %**			**3.26 %**
Ratio of average interest earning assets to average interest-bearing liabilities			115.60 %			114.70 %

[(1)] Includes nonaccrual loans

[(2)] Income and yields are reported on a taxable equivalent basis using a 34% tax rate.

Year ended December 31, 2012 compared to year ended December 31, 2011

The low interest rates during the last year have placed downward pressure on the Company's yield on earning assets and related interest income. The decline in earning asset yields, however, has been offset principally by repricing of money market accounts, certificates of deposit to lower yields, and FHLB advances. The Company also expects net interest margin to be negatively impacted by continued low rates over the next several quarters.

Net interest income for the year ended December 31, 2012 increased 2.45% to $16.3 million from $15.9 million for the year ended December 31, 2011. Net interest income increased due to a 13 basis point increase in the net interest margin from 3.26% for the year ended December 31, 2011 to 3.39% for the comparable period of 2012.

Average earning assets decreased $6.8 million, or 1.35%, to $501.4 million for 2012 from $508.2 million for 2011. Average loans, net of unearned income decreased $6.9 million for 2012 to $377.2 million. The average rate earned on net loans, decreased 18 basis points to 5.42% from 5.60% for the year ended December 31, 2011. The average balance in our securities portfolio increased $3.7 million in 2012 to $96.2 million from $92.5 million in 2011. We used liquidity generated by deposits and TARP funds to mitigate interest rate risk and pick up spreads over the Federal funds rate. During 2012, the Company sold securities to restructure the investment portfolio to reduce the duration, volatility and provide more cash flow to the Company. Reinvestment of the proceeds resulted in a reduction in the average yield on the investment portfolio from 3.29% for 2011 to 2.77% for 2012. Investment income, on a tax equivalent basis, decreased to $2.7 million for 2012 from $3.0 million for 2011. Interest on interest bearing deposits decreased from $59 thousand for 2011 to $44 thousand for 2012 as the average balance sold decreased from $25.7 million in 2011 to $18.8 million in 2012 and the yield remained unchanged at 23 basis points. As a result of these changes, the yield on earning assets decreased 19 basis points to 4.72% for 2012 from 4.91% for 2011.

Average interest bearing deposit liabilities increased $7.1 million or 1.86% to $388.4 million for 2012 from $381.3 million for 2011. Interest expense on deposits decreased $1.0 million for 2012 compared to 2011. The average cost of interest-bearing deposits decreased 30 basis points from 1.73% for 2011 to 1.43% for 2012. The decrease in cost of interest-bearing deposits is the result of declining interest rates and change in the mix of deposits. The cost of certificates of deposit decreased 40 basis points from 2.47% for 2011 to 2.07% for 2012 despite the average outstanding balances increasing $11.3 million. Money market accounts decreased on average $5.3 million for 2012 compared to 2011 as the cost decreased from 0.73% to 0.49% for 2012. We expect deposit costs to continue to decrease in early 2013 as certificates of deposit reprice and the rate on money market accounts decreases, but to a lesser extent than such costs decreased in 2012.

The average rate on advances from the Federal Home Loan Bank of Atlanta decreased 47 basis points from 3.08% to 2.61% for 2012 due to the restructuring of the FHLB advance portfolio in 2012. In addition, subordinated debt pricing increased 20 basis points as the cost was tied to LIBOR for 2012.

The following table analyzes changes in net interest income attributable to changes in the volume of interest-earning assets and interest bearing liabilities compared to changes in interest rates.

	2012 vs. 2011 Increase (Decrease) Due to Changes in:			2011 vs. 2010 Increase (Decrease) Due to Changes in:		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)			(Dollars in thousands)		
Earning Assets:						
Loans, net of unearned income	$ (386)	$ (687)	$ (1,073)	$ (1,458)	$ (339)	$ (1,797)
BOLI	182	(8)	174	287	25	312
Investment securities:	121	(495)	(374)	206	(517)	(311)
Interest bearing deposits	(16)	1	(15)	14	-	14
Total earning assets	(99)	(1,189)	(1,288)	(951)	(831)	(1,782)
Interest-Bearing Liabilities:						
Interest checking	3	(6)	(3)	4	-	4
Money market deposit accounts	(39)	(338)	(377)	17	(723)	(706)
Statement savings	1	-	1	1	-	1
Certilficates of deposit	280	(938)	(658)	(211)	(636)	(847)
Repurchase agreements	-	(1)	(1)	-	-	-
Subordinated debt	-	14	14	-	(90)	(90)
FHLB advances	(508)	(173)	(681)	(30)	(170)	(200)
Total interest-bearing liabilities	(263)	(1,442)	(1,705)	(219)	(1,619)	(1,838)
Change in net interest income	$ 164	$ 253	$ 417	$ (732)	$ 788	$ 56

Provision for Loan Losses

The provision for loan losses is based upon management's estimate of the amount required to maintain an adequate allowance for loan losses as discussed within the Critical Accounting Policies section above. The provision for loan losses for the year ended December 31, 2012 was $9.2 million compared to $9.4 million for the year ended December 31, 2011. Changes in the amount of provision for loan losses during each period reflect the results of the Bank's analysis used to determine the adequacy of the allowance for loan losses. We are committed to making loan loss provisions that maintain an allowance that adequately reflects the risk inherent in our loan portfolio. This commitment is more fully discussed in the "Asset Quality" section below.

Non-Interest Income

Year ended December 31, 2012 compared to year ended December 31, 2011

Non-interest income has been and will continue to be an important factor for increasing profitability. Management continues to consider areas where non-interest income can be increased.

Non-interest income decreased $98 thousand to $2.0 million for the year ended December 31, 2012 compared to $2.1 million for the same period in 2011.

The primary cause of the decrease in non-interest income was the sale of securities resulting in a gain of $1.1 million in 2011 as compared to a gain of $79 thousand in 2012. Fees on deposits increased $54 thousand to $377 thousand for the 2012 year compared to $323 for the 2011 year. Other noninterest income increased $208 thousand to $857 thousand for the 2012 year compared to $649 thousand for the 2011 year. Included in other noninterest income was the income on bank owned life insurance, resulting in an increase in income of $115 thousand for the year 2012. Also included in other noninterest income was the gain on sale of mortgage loans, which increased substantially as the mortgage group was in place the full year for 2012, resulting in an increase in income of $640 thousand from $29 thousand in 2011 to $669 thousand in 2012.

Non-Interest Expense

Year ended December 31, 2012 compared to year ended December 31, 2011

This category includes all expenses other than interest paid on deposits and borrowings. Total noninterest expense increased 35.96% or $4.9 million to $18.4 million for 2012 as compared to $13.5 million for the year 2011. Noninterest expense was 3.47% of average assets for the year ended December 31, 2011.

Salaries and employee benefits increased 18.55% to $7.6 million for the year 2012 as compared to $6.4 million for 2011. Salaries and benefits increased primarily due to adding additional lending team members in 2012. In addition, our mortgage operation was started during the third quarter of 2011 in which 10 individuals were employed for that function for the full year of 2012.

Occupancy costs decreased $24 thousand as the result of the expiration of a lease for a branch that had moved prior to the expiration of the lease. Depreciation expense increased $21 thousand due an investment in technology.

Professional fees decreased $32 thousand for the year 2012 to $644 thousand from $676 thousand in 2011. This was primarily the result of a consistent volume of customer work-out agreements, foreclosures and settlements in 2012.

Advertising and marketing costs increased $12 thousand to $285 thousand in 2012 from $273 thousand in 2011, as additional marketing and name branding was implemented in 2012.

FDIC premiums decreased $53 thousand from $758 thousand in 2011 to $705 thousand in 2012, the result of a change in the calculation of the premium from deposits outstanding to average liabilities outstanding effective June 30, 2011.

Virginia capital stock tax decreased $234 thousand, or 49.37%, to $240 thousand during 2012 from $474 thousand for 2011. This decrease was due to the decrease in the equity of the Bank during the year.

OREO write-down and losses related to revaluation of existing values and losses on sale of OREO totaled $1.7 million in 2012 as compared to $747 thousand in 2011 as values in the real estate market continued to deteriorate resulting in write downs in the value of the properties in connection with the Asset Resolution Plan implemented following the completion of the Rights Offering.

In the second quarter of 2012, the FHLB advance portfolio was restructured incurring one-time prepayment penalties totaling $2.8 million.

Other expenses increased $247 thousand to $2.3 million in 2012 from $2.0 million in 2011 due to the compliance function transitioning to an outsourced function from an employee function and expenses related to the mortgage operation increasing in volume during 2012.

Income Taxes

Our reported income tax benefit was $3.3 million for 2012 and income tax benefit was $1.9 million for 2011. Note 11 of our consolidated financial statements provides a reconciliation between the amount of income tax benefit/expense computed using the federal statutory rate and our actual income tax benefit/expense. Also included in Note 11 to the consolidated financial statements is information regarding the principal items giving rise to deferred taxes for the two years ended December 31, 2012 and 2011.

Financial Condition

Assets

Total assets increased to $542.9 million at December 31, 2012, compared to $541.7 million at December 31, 2011 representing an increase of $1.3 million or 0.23%. Average assets decreased 0.17% from $532.1 million for the year ended December 31, 2011 to $531.2 million for the year ended December 31, 2012. Stockholders' equity increased 15.74% to $47.0 million for the year ended December 31, 2012 as compared to $40.7 million for the same period in 2011.

Loans

Our loan portfolio is the largest component of our earning assets. Total loans, which exclude the allowance for loan losses and deferred loan fees and costs, at December 31, 2012, were $376.1 million, an increase of $6.0 million from $370.1 million at December 31, 2011. Commercial real estate increased $1.0 million or 0.73% to $144.0 million and represented 38.30% of the portfolio. Other construction, land development and other land loans decreased $3.6 million, or 7.37%, to $45.1 million from $48.6 million and represented 11.98% of the portfolio, down from 13.14% at December 31, 2011. The allowance for loan losses was $7.3 million, down 21.61% and represented 1.93% of total loans outstanding at December 31, 2012 down from 2.51% at December 31, 2011.

Major classifications of loans are as follows:

	2012	2011	2010	2009	2008
			(Dollars in thousands)		
Real estate					
Residential	$ 131,144	$ 127,541	$ 118,209	$ 110,437	$ 97,314
Commercial	144,034	142,989	145,399	125,445	106,796
Residential Construction	13,202	9,712	15,852	23,531	24,980
Other Construction, Land Development & Other Land	45,053	48,637	66,041	85,119	86,773
Commercial	40,423	37,922	48,004	54,590	51,138
Consumer	2,215	3,250	3,693	4,542	5,584
Total loans	376,071	370,051	397,198	403,664	372,585
Less:					
Allowance for loan losses	7,269	9,271	11,036	6,600	5,060
Net deferred (income) costs	118	189	47	56	(85)
Loans, net	$ 368,920	$ 360,969	$ 386,209	$ 397,120	$ 367,440

Our average net loan portfolio totaled 73.69% of average earning assets in 2012, down from 75.58% in 2011. Because of the nature of our market, loan collateral is predominantly real estate. At December 31, 2012, the Company had approximately $332.4 million in loans secured by real estate which represents 88.40% of our total loans outstanding as of that date.

Asset Quality

With the successful implementation of the Asset Resolution Plan in the second quarter of 2012, the Company has seen significant improvement in asset quality. Nonperforming loans to period end loans improved to 2.49% at December 31, 2012 as compared to 4.78% at December 31, 2011. Nonperforming assets to total assets improved to 2.42% at December 31, 2012 as compared to 4.68% at December 31, 2011. Other real estate owned declined $3.9 million or 50.68% from $7.6 million at December 31, 2011 to $3.8 million at December 31, 2012.

Resources continue to be devoted specifically to the ongoing review of the loan portfolio and the workouts of problem assets to minimize any losses to the Company. The Company has in place a special assets loan committee, which includes the Company's Chief Executive Officer, Chief Credit Officer, and other senior lenders and credit officers. This committee formulates strategies, develops action plans, and approves all credit actions taken on significant problem loans. Management continues to monitor delinquencies, risk rating changes, charge-offs, market trends and other indicators of risk in the Company's portfolio, particularly those tied to residential and commercial real estate, and adjusts the allowance for loan losses accordingly. Historically, and particularly in the current economic environment, the Company seeks to work with its customers on loan collection matters while taking appropriate actions to improve the Company's position and minimize any losses. These loans are closely managed and evaluated for collection with appropriate loss reserves established whenever necessary.

Net charge-offs for 2012 were $11.2 million, or 2.97%, of average loans outstanding. Net charge-offs included commercial loans of $1.1 million, residential construction loans of $1.5 million, commercial real estate loans of $2.6 million, other construction, land development and other land $4.0 million and residential real estate $2.5 million. At December 31, 2012, total past due loans, 30 – 89 days past due and 90+ days past due and accruing, were $3.4 million, or 0.91%, of total loans, up from $2.3 million at December 31, 2011. Included in this amount is a $1.3 million loan that was 90+ days past due and accruing. This loan was paid off subsequent to year end. Loans classified as Substandard decreased $18.1 million, or 47.18% to $20.2 million at December 31, 2012 from $38.3 million at December 31, 2011. Special Mention loans increased $2.3 million, or 6.71% to $37.3 million at December 31, 2012 from $35.0 million at December 31, 2011.

Improvements in these credit metrics reflect the effort the Company devoted to asset quality, most notably the implementation of the Asset Resolution Plan during 2012.

Non-performing Assets

At December 31, 2012, non-performing assets decreased $12.2 million or 48.21% to $13.1 million at December 31, 2012. The ratio of nonperforming assets to total assets was 2.42% at year end 2012 compared to 4.68% at year end 2011. Non-performing assets consist of nonaccrual loans totaling $8.0 million, loans past due 90 days and accruing totaling $1.3 million, and OREO of $3.8 million which is represented by eighteen residential building lots, four homes and two parcels of land.

We place loans on a non-accrual when the collection of principal and interest is doubtful, generally when a loan becomes 90 days past due. There are three negative implications for earnings when we place a loan on non-accrual status. First, all interest accrued but unpaid at the date that the loan is placed on non-accrual status is either deducted from interest income or written off as a loss. Second, accruals on interest are discontinued until it becomes certain that both principal and interest can be repaid. Finally, there may be actual losses that require additional provisions for loan losses to be charged against earnings.

	December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Non-performing loans	$ 9,352	$ 17,691	$ 27,097	$ 3,607	$ 4,411
Non-performing assets	$ 3,771	$ 7,646	$ 2,615	$ 3,388	$ 2,158
Non-performing loans to period end loans	2.49%	4.78%	6.82%	0.89%	1.18%
Non-performing assets to total assets	2.42%	4.68%	5.54%	1.32%	1.52%

The following provides a roll-forward of the OREO activity from the end of 2011 to the end of 2012 (dollars in thousands):

	2012
	(dollars in thousands)
Beginning Balance	$ 7,646
Additions	224
Sales	(2,347)
Write-downs	(1,752)
Ending Balance	$ 3,771

Allowance for Loan Losses

For a discussion of our accounting policies with respect to the allowance for loan losses, see "Critical Accounting Policies – Allowance for Loan Losses" above.

The following table depicts the transactions, in summary form, that occurred to the allowance for loan losses in each year presented:

	December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Balance, beginning of year	$ 9,271	$ 11,036	$ 6,600	$ 5,060	$ 2,489
Loans charge-offs					
Real estate:					
Residential	2,513	2,766	900	8	58
Commercial	2,598	213	303	-	-
Residential construction	1,470	799	1,232	149	273
Other construction, land development and other land	3,964	6,684	851	253	-
Commercial	1,082	1,692	530	340	24
Consumer	-	-	-	5	4
Total loans charged off	11,627	12,154	3,816	755	359
Recoveries					
Real estate:					
Residential	224	105	16	7	-
Commercial	78	-	2	-	-
Residential construction	-	18	-	1	-
Other construction, land development and other land	17	816	-	-	-
Commercial	110	9	13	2	5
Consumer	-	-	-	-	1
Total recoveries	429	948	31	10	6
Net charge-offs	11,198	11,206	3,785	745	353
Additions charge to operations	9,196	9,441	8,221	2,285	2,924
Balance, end of year	$ 7,269	$ 9,271	$ 11,036	$ 6,600	$ 5,060
Ratio of allowance for loan losses to loans outstanding at end of period	1.93%	2.51%	2.78%	1.64%	1.36%
Ratio of new charge-offs (recoveries) to average loans outstanding during the period	2.97%	2.92%	0.92%	0.19%	0.10%

The allowance for loan losses at December 31, 2012 was $7.3 million compared to $9.3 million at December 31, 2011. The allowance for loan losses was 1.93% of total loans outstanding at December 31, 2012 compared to 2.51% at December 31, 2011. The provision for loan losses was $9.2 million for 2012 compared to $9.4 million for 2011. Net charge-offs were $11.2 million for the each of the years ended December 31, 2012 and 2011. With the implementation of the Asset Resolution Plan in the second quarter of 2012, we feel that the stress of the portfolio has decreased despite the continued vulnerability of the economic environment of the real estate market. Additional provision for loan losses may be required if a downward trend in conditions returns. We have no exposure to sub-prime loans in the portfolio.

The following table shows the balance and percentage of our allowance for loan losses allocated to each major category of loan:

	2012	2011	2010	2009	2008
			(Dollars in thousands)		
Allocation of allowance for loans losses, end of					
Real estate					
Residential	$ 2,654	$ 3,680	$ 3,431	$ 2,315	$ 1,836
Commercial	2,947	1,375	760	450	150
Residential Construction	284	650	494	526	427
Other construction, land development and other land	606	2,175	4,299	2,400	1,400
Commercial	762	1,370	2,031	899	1,237
Consumer	16	21	21	10	10
Balance, December 31	$ 7,269	$ 9,271	$ 11,036	$ 6,600	$ 5,060
Ratio of loans to total year-end loans:					
Real estate					
Residential	34.87%	34.47%	29.76%	27.36%	26.12%
Commercial	38.30%	38.64%	36.61%	31.08%	28.66%
Residential Construction	3.51%	2.62%	3.99%	5.83%	6.70%
Other construction, land development and other land	11.98%	13.14%	16.63%	21.09%	23.29%
Commercial	10.75%	10.24%	12.09%	13.50%	13.73%
Consumer	0.59%	0.89%	0.93%	1.13%	1.50%
	100.00%	100.00%	100.00%	100.00%	100.00%

Securities

We have designated most securities in the investment portfolio as “available for sale” as further defined in Note 3 to our consolidated financial statements. In 2008, we designated certain security purchases as “held-to-maturity” as defined in Note 3 to our consolidated financial statements. Available for sale securities are required to be carried on the financial statements at fair value. The unrealized gains or losses, net of deferred income taxes, are reflected in stockholders’ equity. Held-to-maturity securities are carried on our books at amortized cost.

The market value of the available for sale securities at December 31, 2012 and 2011 was $86.8 million and $84.0 million, respectively. The net unrealized gain after tax on the available for sale securities was $1.4 million at December 31, 2012 as compared to $643 thousand at December 31, 2011.

The carrying values of securities available for sale at the dates indicated were as follows:

	December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Available for Sale			
U.S. Government securities	$ -	$ 2,001	$ 6,581
Mortgage-backed securities	12,035	15,908	15,022
CMO securities	37,931	38,722	31,044
State and political subdivision obligations - tax exempt	3,041	4,334	11,992
State and political subdivision obligations - taxable	15,809	6,723	12,007
Corporate bonds	16,699	14,694	6,401
SBA securities	1,310	1,653	3,740
	$ 86,825	$ 84,035	$ 86,787
Held to Maturity			
State and political subdivision obligations - tax exempt	$ 2,880	$ 2,884	$ 2,389
	$ 2,880	$ 2,884	$ 2,389

Restricted equity securities consist primarily of Federal Reserve Bank stock, Federal Home Loan Bank of Atlanta stock and Community Bankers Bank Stock.

Deposits

The following table is a summary of average deposits and average rates paid on those deposits for the periods presented:

	2012		2011	
	Amount	Average Rate	Amount	Average Rate
	(Dollars in thousands)			
Noninterest-bearing deposits				
Demand deposits	$49,592	0.00%	$43,973	0.00%
Interest-bearing deposits				
Interest checking	10,985	0.31%	10,278	0.36%
Savings	1,278	0.41%	930	0.42%
Money market accounts	142,940	0.49%	148,240	0.73%
Certificates of deposit	233,164	2.07%	221,826	2.47%
	$437,959		$425,247	

As of December 31, 2012, deposits were $459.1 million, an $18.9 million increase over December 31, 2011 deposits of $440.2 million. Average deposits increased $12.7 million compared to average deposits for the year ended December 31, 2011. Average noninterest-bearing deposits increased $5.6 million to $49.6 million at December 31, 2012 compared to $44.0 million at December 31, 2011. Average money market accounts decreased 3.58% or $5.3 million to $142.9 million from $148.2 million for the comparable period in 2011. Average certificates of deposit increased $11.3 million, or 5.11%, to $233.2 million for the year ended 2012. Included in the certificates of deposits at year end are $31.6 million (6.9% of total deposits) in brokered deposits at an average cost of 1.00%. We used brokered deposits to extend the maturity of our certificates of deposit to assist in our interest rate risk management.

The following table is a summary of the maturity distribution of certificates of deposit equal to or greater than $100,000 as of December 31, 2012:

	Maturities of Certificates of Deposit of $100,000 and Greater				
	Within Three Months	Three to Twelve Months	Over One Year	Total	Percent of Total Deposits
	(Dollars in thousands)				
At December 31, 2012	$6,642	$24,987	$125,621	$157,250	34.3%

Borrowings

At December 31, 2012 and 2011, our borrowings and the related weighted average interest rate were as follows:

	2012		2011	
	Amount	Weighted-Average Rate	Amount	Weighted-Average Rate
	(Dollars in thousands)			
Repurchase agreements	$ 871	0.40%	$ 1,608	0.40%
Federal Home Loan Bank advances	25,000	1.29%	50,000	3.23%
Subordinated debt	7,155	1.92%	7,155	2.15%
	$ 33,026		$ 58,763	

We have various lines of credit available from certain of our correspondent banks in the aggregate amount of $23.5 million. These lines of credit, which bear interest at prevailing market rates, permit us to borrow funds in the overnight market, and are renewable annually.

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of the Company's sensitivity to interest rate movements. The income stream of the Company is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of the Company's interest earning assets and the amount of interest bearing liabilities that are prepaid, mature or repriced in specific periods. Our goal is to maximize net interest income within acceptable levels of risk to changes in interest rates. We seek to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

We monitor interest rate levels on a daily basis at meetings of the Asset/Liability Sub-Committee. The following reports and/or tools are used to assess the current interest rate environment and its impact on our earnings and liquidity: monthly and year to date net interest margin and spread calculations, monthly and year to date balance sheet and income statements versus budget, quarterly net portfolio value analysis, a weekly survey of rates offered by other local competitive institutions and GAP analysis (matching maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities by periods) and a Risk Manager model used to measure earnings at risk and economic value of equity at risk.

The data in the following table reflects repricing or expected maturities of various assets and liabilities. The gap analysis represents the difference between interest-sensitive assets and liabilities in a specific time interval. Interest sensitivity gap analysis presents a position that existed at one particular point in time, and assumes that assets and liabilities with similar repricing characteristics will reprice at the same time and to the same degree.

	December 31, 2012						
	1 to 90 Days	90 Days to 1 Year	Total 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
	(Dollars in thousands)						
Earning Assets:							
Total Loans Excluding Nonaccrual	$ 51,355	$ 61,464	$ 112,819	$ 90,404	$ 118,397	$ 46,434	$ 368,054
Loans Held for Sale	9,912	-	9,912	-	-	-	9,912
Investment securities	5,271	9,261	14,532	32,586	12,438	30,149	89,705
Interest-bearing bank deposits	26,744	-	26,744	-	-	-	26,744
Total rate sensitive assets	$ 93,282	$ 70,725	$ 164,007	$ 122,990	$ 130,835	$ 76,583	$ 494,415
Cumulative totals	$ 93,282	$ 164,007	$ 164,007	$ 286,997	$ 417,832	$ 494,415	
Interest-Bearing Liabilities:							
Interest checking	$ 13,839	$ -	$ 13,839	$ -	$ -	$ -	$ 13,839
Money market accounts	143,630	-	143,630	-	-	-	143,630
Savings deposits	1,419	-	1,419	-	-	-	1,419
Certificates of deposit:							
Less than $100	9,451	26,769	36,220	28,893	17,763	-	82,876
Greater than $100	6,642	24,987	31,629	82,862	42,759	-	157,250
Total	$ 16,093	$ 51,756	$ 67,849	$ 111,755	$ 60,522	$ -	$ 240,126
Federal funds purchased	-	-	-	-	-	-	-
FHLB borrowing	-	-	-	10,000	15,000	-	25,000
Sub Debt	2,000	-	2,000	-	-	-	2,000
Trust preferred	5,155	-	5,155	-	-	-	5,155
Other liabilities	871	-	871	-	-	-	871
Total rate sensitive liabilities	183,007	51,756	234,763	121,755	75,522	-	$ 432,040
Cumulative totals	$ 183,007	$ 234,763	$ 234,763	$ 356,518	$ 432,040	$ 432,040	
Interest sensitivity gap	$ (89,725)	$ 18,969	$ (70,756)	$ 1,235	$ 55,313	$ 76,583	
Cumulative interest sensitivity gap	$ (89,725)	$ (70,756)	$ (70,756)	$ (69,521)	$ (14,208)	$ 62,375	
Cumulative interest sensitive gap as a percentage of earning assets	-18.1%	-14.3%	-14.3%	-14.1%	-2.9%	12.6%	
Ratio of cumulative rate sensitive assets to cumulative rate sensitive liabilities	51.0%	69.9%	69.9%	80.5%	96.7%	114.4%	

Capital Resources and Dividends

We have an ongoing strategic objective of maintaining a capital base that supports the pursuit of profitable business opportunities, provides resources to absorb risk inherent in our activities and meets or exceeds all regulatory requirements.

The Federal Reserve Board has established minimum regulatory capital standards for bank holding companies and state member banks. The regulatory capital standards categorize assets and off-balance sheet items into four categories that weight balance sheet assets according to risk, requiring more capital for holding higher risk assets. At December 31, 2012 and 2011, our Tier 1 leverage ratio (Tier 1 capital to average total assets) was 9.19% and 8.37% respectively with the minimum regulatory ratio to be well capitalized at 5.00%. Tier 1 risk based capital ratios at

December 31, 2012 and 2011 were 12.29% and 11.60%, respectively, with the minimum regulatory ratio to be well capitalized at 6.00%. Total risk based capital to risk weighted assets at December 31, 2012 and 2011 were 13.75% and 13.17%, respectively, with the minimum regulatory ratio to be well capitalized at 10.00%. Our capital structure exceeds regulatory guidelines established for well capitalized institutions, which affords us the opportunity to take advantage of business opportunities while ensuring that we have the resources to protect against risk inherent in our business.

One of our primary goals for 2012 was capital preservation. Providing a provision of $9.2 million and a prepayment penalty on the strategic restructuring of the FHLB advance portfolio of $2.8 million resulting in a loss of only $6.0 million shows the earning strength of the Company and its ability to maintain adequate capital to meet all regulatory capital requirements.

	December 31,	
	2012	2011
	(Dollars in thousands)	
Tier 1 capital:		
Total equity	$ 47,089	$ 40,683
Other comprehensive income	(1,437)	(643)
Trust preferred debt	5,155	5,155
Disallowed deferred tax asset	(1,700)	-
Total Tier 1 capital	49,107	45,195
Tier 2 capital:		
Allowance for loan losses	5,021	4,926
Subordinated debt	800	1,200
Total Tier 2 capital	5,821	6,126
Total risk based capital	54,928	51,321
Risk weighted assets	$ 399,439	$ 389,735
Capital ratios:		
Tier 1 leverage ratio	9.19%	8.37%
Tier 1 risk based capital	12.29%	11.60%
Total risk based capital	13.75%	13.17%
Tangible equity to assets	7.67%	5.54%

Liquidity

Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, short-term investments, securities classified as available for sale as well as loans and securities maturing within one year. As a result of our management of liquid assets and the ability to generate liquidity through liability funding, management believes we maintain overall liquidity sufficient to satisfy our depositors' requirements and meet our clients' credit needs.

We also maintain additional sources of liquidity through a variety of borrowing arrangements. The Bank maintains federal funds lines with a large regional money-center banking institution and a local community bankers bank. These available lines currently total approximately $23.5 million, of which there were no outstanding draws at December 31, 2012.

We have a credit line at the Federal Home Loan Bank of Atlanta in the amount of approximately $80.8 million, without pledging additional collateral, which may be utilized for short and/or long-term borrowing. Advances from the Federal Home Loan Bank totaled $25.0 million at December 31, 2012.

At December 31, 2012, cash, federal funds sold, short-term investments, securities available for pledge or sale and available lines were 44.31% of total deposits up from 38.48% at December 31, 2011.

Maintaining liquidity at levels to cover any eventuality was a primary goal of 2012 and we feel that the levels maintained during 2012 and 2011 accomplish that goal.

ITEM 8. FINANCIAL STATEMENTS

The following 2012 Financial Statements of First Capital Bancorp, Inc. are included after the signature pages to this Report on Form 10-K:

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Financial Condition December 31, 2012 and 2011
Consolidated Statements of Operations for the Years Ended December 31, 2012 and 2011
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2012 and 2011
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2012 and 2011
Consolidated Statements of Cash Flows for the Years ended December 31, 2012 and 2011
Notes to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosure during the last fiscal year.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2012 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company's financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended). Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, management has conducted an assessment of the design and effectiveness of its internal controls over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). There were no changes in the Company's internal control over financial reporting during the Company's quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. Based on our assessment, we believe that, as of December 31, 2012, the Company's internal control over financial reporting was effective based on those criteria.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

Audit Committee Financial Expert.

The applicable information contained in the section captioned "Proposal No. 1 – Election of Directors – Audit Committee" in the definitive proxy statement for the Annual Meeting of Stockholders to be held on May 15, 2013 (the "Proxy Statement") is incorporated herein by reference.

Code of Ethics.

The Bank has adopted (i) A Banker's Professional Code of Ethics, and (ii) a Code of Conduct and Conflict of Interest, both of which are applicable to its principal executive officer, principal financial officer and principal accounting officer or controller. The codes are filed as exhibits to this Report on Form 10-K.

The information contained under the section captioned "Proposal No. 1– Election of Directors" in the Proxy Statement is incorporated herein by reference.

Additional information concerning executive officers is included in the Proxy Statement in the section captioned "Proposal No. 1 – Election of Directors - Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION.

The information contained in the section captioned "Proposal No. 1 – Election of Directors – Executive Compensation" in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the section captioned "Voting Securities and Principal Stockholders" in the Proxy Statement.

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the chart in the section captioned "Voting Securities and Principal Stockholders" in the Proxy Statement.

(c) Management of First Capital Bancorp, Inc. knows of no arrangements, including any pledge by any person of securities of the First Capital Bancorp, Inc., the operation of which may at a subsequent date result in a change in control of First Capital Bancorp, Inc.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is incorporated herein by reference to the section captioned "Proposal No. 1 - Election of Directors – Certain Relationships and Related Transactions" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained in the sections captioned "2012 Audit Committee Report" and "Proposal No. 3 – Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS

The following exhibits are filed as part of this Form 10-K:

No.	Description
2.1	Agreement and Plan of Reorganization dated as of September 5, 2006, by and between First Capital Bancorp, Inc. and First Capital Bank (incorporated by reference to Exhibit 2.1 of Form 8-K 12 g-3 filed on September 12, 2006).
3.1	Articles of Incorporation of First Capital Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of Form 10-QSB filed on November 13, 2006).
3.2	Amended and Restated bylaws of First Capital Bancorp, Inc. (incorporated by reference to Exhibit 3.2 of Form 8-K filed on May 22, 2007).
3.4	Articles of Amendment to the Company's Articles of Incorporation, increasing the number of authorized shares of Common Stock to 30,000,000 (incorporated by reference to Exhibit 3.1 of Form 8-K filed on June 3, 2010).
3.3	Articles of Amendment to the Company's Articles of Incorporation, designating the terms of the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.1 of Form 8-K filed on April 6, 2009).
4.1	Specimen Common Stock Certificate of First Capital Bancorp, Inc. (incorporated by reference to Exhibit 4.1 of Form SB-2 filed on March 16, 2007.
4.2	Form of Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 4.1 of Form 8-K filed on April 6, 2009).
4.3	Warrant to Purchase Shares of Common Stock (incorporated by reference to Exhibit 4.2 of Form 8-K filed on April 6, 2009).
10.1	2000 Stock Option Plan (formerly First Capital Bank 2000 Stock Option Plan) (incorporated by reference to Exhibit 10.1 to Amendment No.1 to Form SB-2 filed on April 26, 2007). *
10.2	Amended and Restated Employment Agreement dated December 31, 2008, between First Capital Bank and Robert G. Watts, Jr. (incorporated by reference to Exhibit 10.2 of Form 10-K filed on March 31, 2009).*
10.3	Amended and Restated Change in Control Agreement dated September 15, 2006, between First Capital Bank and William W. Ranson (incorporated by reference to Exhibit 10.3 of Amendment No.1 to Form SB-2 filed on April 26, 2007).*
10.4	Employment Agreement dated December 31, 2008, between First Capital Bancorp. Inc. and John M. Presley (incorporated by reference to Exhibit 10.4 of Form 10-K filed on March 31, 2009).*

10.6 Form of Change in Control Agreement dated April 1, 2009, between First Capital Bank and each of William D. Bien, Ralph Ward, Jr., James E. Sedlar and Barry P. Almond (incorporated by reference to Exhibit 10.6 of Form 10-Q filed on August 14, 2009). *

10.7 Letter Agreement, dated as of April 3, 2009, by and between First Capital Bancorp, Inc., and the U.S. Department of Treasury (incorporated by reference to Exhibit 10.1 in Form 8-K filed on April 6, 2009).

10.8 Side Letter Agreement dated April 3, 2009, by and between First Capital Bancorp, Inc. and the U.S. Department of Treasury (incorporated by reference to Exhibit 10.2 of Form 8-K filed on April 6, 2009).

10.9 Form of Waiver (incorporated by reference to Exhibit 10.3 of Form 8-K filed on April 6, 2009).

10.10 Form of Waiver (incorporated by reference to Exhibit 10.4 of Form 8-K filed on April 6, 2009).

10.11 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of Form S-8 filed on September 3, 2010).

10.12 Split Dollar Life Insurance Agreement dated as of February 1, 2011, by and between First Capital Bancorp, Inc. and Gary A. Armstrong (incorporated by reference to Exhibit 10.12 of Form 10-K filed on March 31, 2011)*

10.13 Supplemental Executive Retirement Plan Agreement dated as of February 1, 2011, by and between First Capital Bancorp, Inc. and Gary L. Armstrong (incorporated by reference to Exhibit 10.13 of Form 10-K filed on March 31, 2011)*

10.14 Executive Split Dollar Agreement dated as of May 12, 2011, by and between First Capital Bancorp, Inc. and John M. Presley (incorporated by reference to Exhibit 10.1 of Form 8-K filed on May 13, 2011)*

10.15 Executive Split Dollar Agreement dated as of May 12, 2011, by and between First Capital Bancorp, Inc. and Robert G. Watts, Jr. (incorporated by reference to Exhibit 10.1 of Form 8-K filed on May 13, 2011)*

10.16 Form of Change in Control Agreements, dated December 10, 2012 , between First Capital Bank and each of Andrew G. Ferguson, Gary Armstrong, Ramon Cilimberg, and Heather N. White.

10.17 Supplemental Executive Retirement Plan Agreement dated as of August 7, 2012 by and between First Capital Bancorp, Inc. and Jeanie T. Bode.

21.1 List of Subsidiaries (incorporated by reference to Exhibit 21.1 of Form SB-2 filed on March 16, 2007).

23.1 Consent of Cherry Bekaert LLP, independent registered public accounting firm.

24 Power of Attorney (included on signature page).

31.1 Certification of John M. Presley, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 29, 2013.

31.2 Certification of William W. Ranson, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 29, 2013.

32.1 Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1 A Banker's Professional Code of Ethics as adopted by First Capital Bank (incorporated by reference to Exhibit 99.1 of Form 10-KSB/A filed on June 13, 2007).

99.2 Code of Conduct and Conflict of Interest as adopted by First Capital Bank (incorporated by reference to Exhibit 99.2 of Form 10-KSB/A filed on June 13, 2007).

99.3 Certification of John M. Presley Pursuant to the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009.

99.4 Certification of William W. Ranson Pursuant to the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009.

101 The following materials from the Company's 10-K Report for the year ended December 31, 2012, formatted in XBRL: (i) the Consolidated Statements of Financial Condition, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows, and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text. (1)

* Management contract or compensation plan or arrangement.
(1) Furnished, not filed.

Exhibits to Form 10-K; Financial Information

A copy of any of the exhibits to this Report on Form 10-K and copies of any published annual or quarterly reports will be furnished without charge to the stockholders as of the record date, upon written request to William W. Ranson, Executive Vice President & Chief Financial Officer, 4222 Cox Road, Glen Allen, Virginia 23060.

Exhibits to Form 10-K; Financial Information

The Annual Meeting of stockholders will be held at 4:30 p.m. on Wednesday, May 15, 2013, at the Hilton Richmond Hotel & Spa/Short Pump, 12042 West Broad Street, Richmond, Virginia.

Exhibit 10.16

CHANGE IN CONTROL AGREEMENT

This Change in Control Agreement ("Agreement") is entered into as of the ____ day of December, 2012, by and among FIRST CAPITAL BANK (the "Bank"), and EMPLOYEE (the "Officer").

1. Purpose The Bank recognizes that the possibility of a Change in Control (as defined herein) may arise and that may result in distraction or departure of management which would be to the detriment of the Bank. Accordingly, the Board of Directors of the Bank (the "Bank's Board") has determined that appropriate steps should be taken to encourage the continued attention of management so that Officer can assess and advise the Board on proposed transactions without being influenced by uncertainties on management's own situation. Nothing in this Agreement shall be construed as creating an express or implied contract of employment and, except as otherwise agreed in writing between the Officer and the Bank; the Officer shall not have any right to be retained in the employ of the Bank prior to or after a Change in Control. Accordingly, the Officer is an "at will" employee of the Bank, and either party may terminate such employment at any time for any reason, with our without cause, subject to the provisions of this Agreement.

2. Term of Agreement The term of this Agreement shall be deemed to have commenced on the date hereof (the "Commencement Date") and shall continue in effect until the date that is twelve (12) months following the Termination Date (as such term is hereinafter defined). Notwithstanding the foregoing, in the event Officer becomes entitled to receive a payment from the Bank in connection with a Change in Control pursuant to Section 4 of this Agreement, this Agreement shall continue in effect until such time as Officer has received full payment of the amount to which Officer is entitled under Section 4(a) of this Agreement.

3. Change in Control No benefits shall be payable hereunder unless there shall have been a Change in Control as set forth below. For the purposes of this Agreement, a "Change in Control" shall mean:

(a) The acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person"), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of the then outstanding shares of common stock of the Bank or First Capital Bancorp, Inc., the sole shareholder of the Bank (the "Holding Company"); provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition

directly from the Bank or the Holding Company (excluding an acquisition by virtue of the exercise of a conversion privilege), (ii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Bank or the Holding Company, or (iii) any acquisition by any corporation pursuant to a transaction described in subsection (c) of this Section 3 if, upon consummation of the transaction, all of the conditions described in subsection (c) are satisfied;

(b) Individuals who, as of the date hereof, constitute the Bank's Board or the Holding Company's Board of Directors (in either case, an "Incumbent Board") cease for any reason to constitute a majority of such Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Bank's or the Holding Company's shareholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board of the applicable company shall be considered as though such individual were a member of such Incumbent Board, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Incumbent Board; or

(c) Approval by the shareholders of the Bank or the Holding Company of either (1) a reorganization, merger, share exchange or consolidation of the Bank or the Holding Company by, with or into any other corporation or (2) the sale or disposition of all or substantially all of the assets of the Bank or the Holding Company (any of the foregoing transactions, a "Reorganization"); provided, however, that approval by the shareholders of a Reorganization shall not constitute a Change in Control if, upon consummation of the Reorganization, each of the following conditions is satisfied:

(i) more than 50% of the then outstanding shares of common stock of the corporation resulting from the Reorganization is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were beneficial owners of the outstanding common stock of the Bank or the Holding Company, as applicable, immediately prior to the Reorganization in substantially the same proportions as their ownership, immediately prior to such transaction, of such outstanding common stock;

(ii) no Person (excluding any employee benefit plan (or related trust) of the Bank or the Holding Company, as applicable) beneficially owns, directly or indirectly, 20% or more of either (1) the then outstanding shares of common stock of the corporation resulting from the transaction or (2) the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors; and

(iii) at least a majority of the members of the board of directors of the corporation resulting from the Reorganization were members of the Incumbent Board of the Bank or the Holding Company, as applicable, at the time of the execution of the initial agreement providing for the Reorganization.

4. <u>Termination in Connection with Change in Control</u>

(a) <u>Termination Payment</u>. In the event Officer's employment with the Bank terminates or is terminated during (i) the six (6) months immediately preceding a Change in Control, or (ii) the six (6) months immediately following a Change in Control, unless such termination in either case is or was (A) because of the death of the Officer, (B) by the Bank for Cause or Disability or (C) by the Officer other than for Good Reason (all as such capitalized terms are hereinafter defined), Officer shall be entitled to receive payment from the Bank in an amount equal to one (1) times Officer's annual base salary immediately preceding the Date of Termination, which amount shall be paid in equal installments payable on the Bank's regular pay days, over the next twelve (12) months, without interest, beginning on the next pay day following the later to occur of the Change in Control or the Termination Date, or as otherwise permitted under the regulations promulgated under Section 409A of the Internal Revenue Code (the "Code").

(b) <u>Disability</u>. Termination by the Bank of the Officer's employment based on "Disability" shall mean termination because of the Officer's inability to perform Officer's duties with the Bank on a full time basis for 120 consecutive days or a total of at least 180 days in any twelve month period as a result of the Officer's incapacity due to physical or mental illness (as determined by an independent physician selected by the Board).

(c) <u>Cause</u>. Termination by the Bank of the Officer's employment for "Cause" shall mean termination for (i) gross incompetence, gross negligence, willful misconduct in office or breach of a material fiduciary duty owed to the Bank or any subsidiary or affiliate thereof; (ii) conviction of a felony, a crime of moral turpitude or commission of an act of embezzlement or fraud against the Bank or any subsidiary or affiliate thereof; (iii) any material breach by the Officer of a material term of this Agreement, including, without limitation, material failure to perform a substantial portion of his duties and responsibilities hereunder, or (iv) deliberate dishonesty or disloyalty of the Officer with respect to the Bank or any subsidiary or affiliate thereof.

(d) <u>Good Reason</u>. The Officer shall be entitled to terminate Officer's employment for "Good Reason" as defined below. For purposes of this Agreement, termination for "Good Reason" shall mean termination based on:

(i) a material reduction by the Bank in the Officer's annual base salary;

(ii) the failure by the Bank to pay to the Officer any portion of Officer's compensation or to pay to the Officer any portion of an installment of deferred compensation under any deferred compensation program of the Bank within 10 days of the date such compensation is due (it being understood and agreed that each annual bonus shall be paid no later than the end of the third month of the year next following the year for which the annual bonus is awarded, unless the Officer shall elect to defer the receipt of such annual bonus);

(iii) the Bank's requiring the Officer to be based at any office that is greater than thirty-five (35) miles from where the Officer's office was previously located, except for required travel on the Bank's business to an extent substantially consistent with the business travel obligations which the Officer undertook on behalf of the Bank prior to such time;

(iv) the failure by the Bank to obtain an agreement reasonably satisfactory to the Officer from any successor to assume and agree to perform this Agreement; or

(v) the failure by the Bank to continue in effect any Plan (as hereinafter defined) in which the Officer is participating (or Plans providing the Officer with at least substantially similar benefits) other than as a result of the normal expiration of any such Plan in accordance with its terms, or the taking of any action, or the failure to act, by the Bank which would adversely affect the Officer's continued participation in any of such Plans on at least as favorable a basis to the Officer as previously in place, or which would materially reduce the Officer's benefits in the future under any of such Plans or deprive the Officer of any material benefit enjoyed by the Officer.

For purposes of this Agreement, "Plan" shall mean any compensation plan or any employee benefit plan such as a thrift, pension, profit sharing, medical, disability, accident, life insurance plan or a relocation plan or policy or any other plan, program or policy of the Bank intended to benefit employees.

Notwithstanding the foregoing, prior to the Officer's voluntary termination for Good Reason, the Officer must give the Bank written notice of the existence of any condition set forth in clause (i) – (vi) above within 90 days of such initial existence and the Bank shall have 30 days from the date of such notice in which to cure the condition giving rise to Good Reason, if curable. If during such 30-day period, the Bank cures the condition giving rise to Good Reason, no benefits shall be due under Section 4(a) of this Agreement with respect to such occurrence. If, during such 30-day period, the Bank fails or refuses to cure the condition giving rise to Good Reason, the Employee shall be entitled to benefits under Section 4(a) of this Agreement upon such termination; provided such termination occurs within 24 months of such initial existence of the applicable condition.

(e) <u>Restrictive Covenants</u>. The Officer's right to receive any payments under Section 4(a) of this Agreement shall be conditioned upon Officer's agreement that, during the period Officer is entitled to receive payments under such Section 4(a), Officer shall not:

(i) Directly or indirectly, either as a principal, agent, employee, employer, co-partner or in any other individual or representative capacity whatsoever, (a) provide competitive services anywhere within a twenty-five (25) mile radius of the location of the Bank's principal executive offices on the date of the Officer's termination, (b) solicit, contact, call upon, communicate with, or attempt to communicate with any Bank client with the intent of providing competitive services to such client, (c) sell, provide or divert any competitive services to any Bank client, (d) perform or engage in any competitive services for any Bank client, or (e) accept or receive any Bank client for the purpose of providing any competitive services. "Competitive services" shall mean (x) lending services in connection with direct borrowings, (y) support services provided to intermediary banks and other lenders participating with the Bank in direct borrowings and (z) deposit services, but in each case only if Officer was engaged in providing such competitive services on behalf of the Bank during the two-year period prior to the termination of his employment with the Bank. "Competitive services" shall not include general management duties. For the purposes of this Agreement, "client" shall mean any individual or entity that (xx) was a direct borrower from the Bank, or (yy) was a participant lender with the Bank, or (zz) maintained deposit accounts with the Bank within one year of Officer's termination and with whom Officer interacted on behalf of the Bank.

(ii) Directly or indirectly, on Officer's own behalf or on behalf of a third-party, either as a principal, agent, employee, employer, co-partner or in any other individual or representative capacity whatsoever, recruit, hire, or in any manner induce or assist in the inducement of any other employee of the Bank away from the Bank's employ or from the faithful discharge of such employee's obligations to serve the Bank's interests. For purposes of this paragraph, "employee" shall mean any individual employed by the Bank on the last day of Officer's employment or at any time within the one (1) year period prior to the last day of Officer's employment with the Bank.

(iii) Without the prior written consent of the Bank, directly or indirectly use, disseminate, disclose or publish to third parties, other than in connection with the usual conduct of business of the Bank, any information concerning the clients, customers, businesses or and services of the Bank, all of which shall be deemed confidential in nature. Such information shall expressly include, but shall not be limited to, information concerning the Bank's trade secrets, business operations, business records, customer lists or other customer information. Upon termination of employment, Officer shall deliver to the Bank all originals and copies of documents, forms, records or other information, in whatever form it may exist, concerning the Bank or its business, customers, products or services. In construing this provision, it is agreed that it shall be interpreted broadly so as to provide the Bank with the maximum protection. This provision shall not be applicable to any information, which, through no misconduct or negligence of Officer, has previously been disclosed to the public by anyone other than Officer.

Notwithstanding the above, the restrictive covenants, set forth in Sections 4(e)(i), 4(e)(ii) and 4(e)(iii) above, shall not apply, and Officer shall not be precluded from such actions, for as long as Officer's right to receive payments under Section 4(a) has been terminated or suspended pursuant to Section 9 of this Agreement; provided, however, that upon the beginning or resumption of such payments, Officer shall immediately terminate all such actions.

Officer affirms that given the nature of the positions held by Officer with the Bank, each and every one of the covenants and restrictions set forth above are reasonable in scope, length of time and geographic area and are necessary for the protection of the significant investment of the Bank in developing, maintaining and expanding its business. Accordingly, the parties hereto agree that in the event of any breach by Officer of any of such provisions that monetary damages alone will not adequately compensate the Bank for its losses and, therefore, that it may seek any and all legal or equitable relief available to it, specifically including, but not limited to, injunctive relief; and Officer shall be liable for all damages, including actual and consequential damages, costs and expenses, including legal costs and actual attorneys' fee, incurred by the Bank as a result of taking action to enforce, or recover for any breach of any of such provisions. The foregoing covenants shall be construed and interpreted in any judicial proceeding to permit their enforcement to the maximum extent permitted by law. If a court of competent jurisdiction determines that any provision of the covenants and restrictions set forth above is unenforceable as being overbroad as to time, area or scope, the court may strike the offending provision or reform such provision to substitute such other terms as are reasonable to protect the Bank's legitimate business interests.

In the event Officer breaches any of the covenants set forth above, Officer shall not be entitled to any further payments or compensation under Section 4(a) above.

(f) Notice of Termination. Any termination by the Bank on the one hand or by the Officer for Good Reason shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon.

(g) Date of Termination. "Date of Termination" means (i) if the Officer's employment is terminated by the Bank for Cause or Disability, or by the Officer for Good Reason, the date of receipt of the Notice of Termination or any later date specified therein, as the case may be, and (ii) if the Officer's employment is terminated by the Bank other than for Cause of Disability, the date specified in the Notice of Termination.

5. Binding Agreement This Agreement shall be binding upon and inure to the benefit of the Officer (and his personal representative), the Bank, and any successor organization or organizations which shall succeed to substantially all of the business and property of the Bank, whether by means of merger, consolidation, acquisition of all or substantially of all of the assets of the Bank or otherwise, including by operation of law. For purposes of this Agreement, the term "Bank' shall include any subsidiaries of the Bank and any corporation or other entity which is the surviving or continuing entity in respect of any merger, consolidation or form of business combination in which the Bank ceases to exist; provided, however, that for purposes of determining whether a Change in Control has occurred herein, the term "Bank" shall refer to First Capital Bank or its successors.

6. **Fees and Expenses; Mitigation** In any action related to the interpretation or enforcement of this Agreement, the prevailing party shall be entitled to recover from the non-prevailing party all of the costs and expenses, including reasonable attorney's fees and court costs, incurred by the prevailing party in such action. Officer shall not be required to mitigate the amount of any payment the Bank becomes obligated to make to the Officer in connection with this Agreement, by seeking other employment or otherwise.

7. **Internal Revenue Code Section 409A** It is intended that any payment or benefit which is provided pursuant to or in connection with this Agreement which is considered to be nonqualified deferred compensation subject to Section 409A of the Code shall be paid and provided in a manner, and at such time and in such form, as complies with the applicable requirements of Section 409A of the Code to avoid the unfavorable tax consequences provided therein for non-compliance. In connection with effecting such compliance with Section 409A of the Code, the following shall apply:

(a) Notwithstanding any other provision of this Agreement, the Bank is authorized to amend this Agreement, to delay the payment of any monies and/or provision of any benefits in such manner as may be determined by it to be necessary or appropriate to comply, or to evidence or further evidence required compliance, with Section 409A of the Code (including any transaction or grandfather rules thereunder).

(b) Neither the Officer nor the Bank shall take any action to accelerate or delay the payment of any monies and/or provision of any benefits in any manner which would not be in compliance with Section 409A of the Code (including any transition or grandfather rules thereunder). Notwithstanding the foregoing:

(i) Payment may be delayed for a reasonable period in the event the payment is not administratively practical due to events beyond the recipient's control such as where the recipient is not competent to receive the payment, there is a dispute as to amount due or the proper recipient of such payment, additional time is needed to calculate the amount payable, or the payment would jeopardize the solvency of the Bank.

(ii) Payments shall be delayed in the following circumstances: (1) where the Bank reasonably anticipates that the payment will violate the terms of a loan agreement to which the Bank is a party and that the violation would cause material harm to the Bank; or (2) where the Bank reasonably anticipates that the payment will violate Federal securities laws or other applicable laws, provided that any payment delayed by operation of this clause (B) will be made at the earliest date at which the Bank reasonably anticipates that the payment will not be limited or cause the violations described.

(c) If the Officer is a specified employee of a publicly traded corporation as required by Section 409A(a)(2)(B)(i) of the Code, and any payment or provision of any benefit hereunder is subject to Section 409A, any payment or provision of benefits in connection with a separation from service payment event (as determined for purposes of Section 409A of the Code), as opposed to another payment event permitted under Section 409A, shall not be made until six months after the Officer's separation from service (the "409A Deferral Period"). In the event such payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments which would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum as soon as the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled. In the event benefits are required to be deferred, any such benefit may be provided during the 409A Deferral Period at the Officer's expense, with the Officer having a right to reimbursement from the Bank once the 409A Deferral Period ends, and the balance of the benefits shall be provided as otherwise scheduled.

(d) To the extent that any portion, or all, of any benefit payable hereunder meets the requirements of (i) and (ii) of this subparagraph (d), the six-month delay rule set forth in subparagraph (c) above shall not apply to such portion of the benefit payable. The benefit payable, or any portion thereof, will not be subject to the six-month delay rule set forth in subparagraph (c) above if and to the extent it is paid to the Officer no later than the last day of the second calendar year following the year in which the termination occurs and it does not exceed two times the lesser of:

(i) The sum of Officer's annual compensation (as determined in accordance with Section 1.409A-1(b)(9)(iii) of the regulations issued under Code Section 409A) for the calendar year preceding the year of termination; or

(ii) The maximum amount that may be taken into account under a qualified plan pursuant to Code Section 401(a)(17) for the calendar year in which the termination occurs.

(e) If a Change in Control occurs but the Change in Control does not constitute a change in ownership of the Holding Company or the Bank or in the ownership of a substantial portion of the assets of the Holding Company or the Bank as provided in Section 409A(a)(2)(A)(v) of the Code, then payment of any amount or provision of any benefit under this Agreement which is considered to be nonqualified deferred compensation subject to Section 409A of the Code shall be deferred until another permissible event contained in Section 409A occurs (e.g., death, disability, separation from service from the Bank and its affiliated companies as defined for purposes of Section 409A of the Code), including any deferral of payment or provision of benefits for the 409A Deferral Period as provided above.

8. **Possible Reduction in Payment and Benefits**. Following any Change in Control, to the extent that any amount of pay or benefits provided under to the Officer under this Agreement

would cause the Officer to be subject to excise tax under sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), and after taking into consideration all other amounts payable to the Officer under other Bank plans, programs, policies, and arrangements, then the amount of pay and benefits provided under this Agreement shall be reduced to the extent necessary to avoid imposition of any such excise taxes. The Officer may select the payments and benefits to be limited or reduced, including an election not to have the vesting of certain benefits, including stock options, accelerate as a result of a Change in Control.

9. **Governmental Restrictions.** Notwithstanding anything set forth herein to the contrary, it is hereby agreed that the Officer shall not be entitled to receive any compensation following the termination of his or her employment, and the Bank shall have no obligation to make any such payments, to the extent such payments are prohibited by any governmental program in which the Bank participants or any regulation governing the Bank. In addition, it is hereby agreed that this Agreement shall be amended as necessary or appropriate in connection with any other applicable governmental regulation or program.

10. Miscellaneous

(a) No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is agreed to in a writing signed by the Officer and the Chairman of the Board or President of the Bank. No waiver by any party hereto at any time of any breach by the other party hereto of, or for compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. This Agreement supersedes and replaces any existing or prior oral or written agreements between the Officer and the Bank regarding the same subject matter. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but a single instrument.

(b) The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the Commonwealth of Virginia.

(c) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

(d) The Holding Company executes this Agreement to evidence its consent hereto.

(e) Any notices, requests, demands and other communications provided for this Agreement shall be sufficient if in writing and delivered in person or sent by registered or certified mail, postage prepaid (in which case notice shall be deemed to have been given on the fifth day after mailing), or by overnight delivery by a reliable overnight courier service (in which case notice shall be deemed to have been given on the day after delivery to such courier service) to the Officer at the last address the Officer has filed in writing with the Bank, or to the Bank at the Bank's corporate headquarters, attention of the President.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been executed as a sealed instrument by the Bank by its duly authorized officer, and by the Officer, as of the date first above written.

FIRST CAPITAL BANCORP, INC.	FIRST CAPITAL BANK
By: ____________________	By: ____________________
Name: ____________________	Name: ____________________
Title: ____________________	Title: ____________________

OFFICER

____

Name: EMPLOYEE

Exhibit 10.17

FIRST CAPITAL BANCORP

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN AGREEMENT

FOR

JEANIE T. BODE

Effective August 7, 2012

INTRODUCTION

This Supplemental Executive Retirement Plan Agreement (the "Agreement") is between First Capital Bancorp (the "Company") and Jeanie T. Bode (the "Participant"), and is effective August 7, 2012.

The Company desires to provide an unfunded, nonqualified supplemental retirement benefit to the Participant, who is a select management and highly compensated employee who contributes materially to the long-term stability and financial success of the Company. Benefits under this Agreement are intended to supplement benefits under the Company's tax-qualified retirement plan. The Board has determined that the benefits to be paid to the Participant constitute reasonable compensation for the services to be rendered by the Participant.

ARTICLE I
DEFINITIONS

The following phrases or terms have the indicated meanings:

1.01 Beneficiary. The person, persons, entity, entities or the estate of a Participant entitled to receive benefits under the Plan in accordance with a properly completed beneficiary designation form. If the Participant fails to complete a beneficiary designation form, or the form is incomplete, Beneficiary means the Participant's surviving spouse if she is married as of her date of death; otherwise, the Participant's estate. The Participant may amend or change her Beneficiary designation in accordance with procedures established by the Board.

1.02 Board. The Board of Directors of the Company.

1.03 Change in Control. Change in Control has the same meaning as defined in the Participant's Employment Agreement.

1.04 Code. The Internal Revenue Code of 1986, as amended.

1.05 Committee. The Compensation Committee of the Company's Board of Directors, or such other Committee of the Board as may be delegated with the duty of administering and determining Participant eligibility under the Agreement.

1.06Company. First Capital Bankcorp and its successors and assigns.

1.07Disability. A Participant (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company.

ARTICLE II
<u>PARTICIPATION</u>

The Participant's participation in the Agreement shall begin as of the date specified by the Committee. The individual shall remain a Participant until her designation as a Participant has been revoked or rescinded.

ARTICLE III
<u>BENEFITS</u>

3.01 <u>Supplemental Retirement Benefit.</u> The Participant shall be entitled to a supplemental retirement benefit equal to $400,000, payable on the date the Participant attains age 62, provided she remains in full-time employment with the Company on such date. Except as otherwise provided in this Article III, if she terminates employment for any reason prior to age 62, her supplemental retirement benefit will be forfeited.

3.02 <u>Form of Payment</u>. The Participant's benefit under Section 3.01 shall be payable in equal or substantially equal quarterly installments over a 5-year period or 10-year period, as elected in writing by the Participant on becoming a Participant.

3.03 <u>Disability</u>. In the event of the Participant's Disability prior to age 62, she will be entitled to receive her vested supplemental retirement benefit as determined pursuant to the following vesting schedule, provided she remains in full-time employment with the Company on the applicable vesting date:

Vesting Date	Vested Percentage
December 31, 2012	16.67%
December 31, 2013	33.34%
December 31, 2014	50.00%
December 31, 2015	66.68%
December 31, 2016	83.35%
December 31, 2017	100.00%

Such benefit will be paid in a single lump sum within 6 months following the determination of Disability, but no later than March 15 of the year following the year of the Participant's Disability.

3.04 Death.

(a) In the event of the Participant's death prior to age 62, her Beneficiary will be entitled to receive her vested supplemental retirement benefit as determined pursuant to the following vesting schedule, provided she remains in full-time employment with the Company on the applicable vesting date:

Vesting Date	Vested Percentage
December 31, 2012	16.67%
December 31, 2013	33.34%
December 31, 2014	50.00%
December 31, 2015	66.68%
December 31, 2016	83.35%
December 31, 2017	100.00%

Such benefit will be paid in a single lump sum within 6 months following the Participant's date of death, but no later than March 15 of the year following the year of the Participant's death.

(b) If the Participant dies after benefit payments begin under the Plan, the Participant's Beneficiary shall be entitled to any payments remaining in the 5 or 10-year period, as applicable. If the Beneficiary dies before the end of such period, any remaining payments shall be made to the Beneficiary's estate.

3.05 Change in Control. In the event of a Change in Control prior to the Participant's attainment of age 62, she will become fully vested in her supplemental retirement benefit. The benefit will be payable upon the attainment of age 62, in the form elected pursuant to Section 3.02.

ARTICLE IV
GUARANTEES

The Company has only a contractual obligation to pay the benefits described in Article III. All benefits are to be satisfied solely out of the general corporate assets of the Company which shall remain subject to the claims of its creditors. No assets of the Company need be segregated or committed to the satisfaction of its obligations to any Participant or Beneficiary under this Agreement, although, in its sole discretion, the Company may segregate assets, in a trust or otherwise, for the purpose of paying benefits under the Agreement. If the Company, in its sole discretion, elects to purchase life insurance on the life of a Participant in connection with the Agreement, the Participant must submit to a physical examination, if required by the insurer, and otherwise cooperate in the issuance of such policy or his rights under the Agreement will be forfeited.

ARTICLE V
TERMINATION OF EMPLOYMENT

5.01 No Guarantee of Employment. The Agreement does not in any way limit the right of the Company at any time and for any reason to terminate the Participant's employment or such Participant's status as an eligible employee. In no event shall the Agreement, by its terms or by implication, constitute an employment contract of any nature whatsoever between the Company and a Participant.

5.02 Termination of Employment. A Participant on authorized leave of absence from the Company shall not be deemed to have terminated employment or lost status as an eligible employee for the duration of such leave of absence, provided she returns to employment on or before the date of the end of the leave period.

ARTICLE VI
AMENDMENT OR TERMINATION OF PLAN

This Agreement may be amended or terminated only by a written instrument executed by both the Participant and the Company. The rights of the Company set forth in this Article VI are subject to the condition that the Board or its delegate shall take no action to terminate the Agreement or decrease the benefit that would become payable or is payable, as the case may be, with respect to a Participant who has become eligible for early, normal or postponed retirement under the Company's tax-qualified retirement plan. Upon the termination of this Agreement by the Board, the Agreement shall no longer be of any further force or effect, and neither the Company, nor the Participant shall have any further obligation or right under this Agreement. Likewise, the rights of any individual who was a Participant and whose designation as a Participant is revoked or rescinded by the Board shall cease upon such action.

ARTICLE VII
OTHER BENEFITS AND AGREEMENTS

The benefits provided for the Participant and his Beneficiary under the Agreement are in addition to any other benefits available to such Participant under any other plan or program of the Company for its employees, and, except as may otherwise be expressly provided for, the Agreement shall supplement and shall not supersede, modify or amend any other plan or program of the Company in which a Participant is participating.

ARTICLE VIII
RESTRICTIONS ON TRANSFER OF BENEFITS

No right or benefit under the Agreement shall be subject to anticipation, alienation, sale, assignment, pledge, encumbrance or charge, and any attempt to do so shall be void. No right or benefit hereunder shall in any manner be liable for or subject to the debts, contracts, liabilities, or

torts of the person entitled to such benefit. If the Participant or Beneficiary under the Agreement should attempt to anticipate, alienate, sell, assign, pledge, encumber or charge any right to a benefit hereunder, then such right or benefit, in the discretion of the Board, shall cease and terminate, and, in such event, the Board may hold or apply the same or any part thereof for the benefit of such Participant or Beneficiary, his or her spouse, children, or other dependents, or any of them, in such manner and in such portion as the Board may deem proper.

ARTICLE IX
ADMINISTRATION OF THE PLAN

9.01 General. The Agreement shall be administered by the Committee, in its sole and complete discretion. Subject to the provisions of the Agreement, the Committee may adopt such rules and regulations as may be necessary to carry out the purposes hereof. The Committee's interpretation and construction of any provision of the Agreement shall be final and conclusive. The Committee in its sole discretion may delegate ministerial duties with respect to the administration of the Agreement to employees of the Company or to third parties.

9.02 Indemnification of the Board. The Company shall indemnify and save harmless each member of the Committee against any and all expenses and liabilities arising out of membership on the Committee related to any shareholder or similar action involving the Agreement, excepting only expenses and liabilities arising out of a member's own willful misconduct. Expenses against which a member of the Committee shall be indemnified hereunder shall include without limitation, the amount of any settlement or judgment, costs, counsel fees, and related charges reasonably incurred in connection with a claim asserted, or a proceeding brought or settlement thereof. The foregoing right of indemnification shall be in addition to any other rights to which any such member may be entitled.

9.03 Powers of the Board. In addition to the powers hereinabove specified, the Committee shall have the power to compute and certify the amount and kind of benefits from time to time payable to Participants and their Beneficiaries under the Agreement, to authorize all disbursements for such purposes, and to determine whether a Participant is entitled to a benefit under Agreement section 3.01.

9.04 Information. To enable the Committee to perform its functions, the Company shall supply full and timely information to the Committee on all matters relating to the compensation of all Participants, their retirement, death or other cause for termination of employment, and such other pertinent facts as the Committee may require.

9.05 Claims Procedure. All claims for benefits shall be in writing in a form satisfactory to the Committee. If the Committee wholly or partially denies a Participant's or Beneficiary's claim for benefits, the Board shall review the Participant's claim in accordance with applicable procedures described in the Employee Retirement Income Security Act of 1974.

9.06 Notice Requirement.

Any notice which shall be or may be given under the Agreement shall be in writing and shall be mailed by United States mail, postage prepaid. If notice is to be given to the Company such notice shall be addressed, to the attention of the Secretary, at:

First Capital Bancorp
4222 Cox Road
Glen Allen, Virginia 23060

If notice is to be given to a Participant, such notice shall be addressed to the Participant's last known address on the records of the Company.

9.07 Code Section 409A. To the extent applicable, this Agreement is intended to comply with Code Section 409A, and the Committee shall interpret and administer the Agreement in accordance therewith. In addition, any provision, including, without limitation, any definition, in this Agreement that is determined to violate the requirements of Code Section 409A shall be void and without effect and any provision, including without limitation, any definition, that is required to appear in this Agreement under Code Section 409A that is not expressly set forth shall be deemed to be set forth herein, and the Agreement shall be administered in all respects as if such provisions were expressly set forth. In addition, the timing of payment of the benefits provided for under this Agreement shall be revised as necessary for compliance with Code Section 409A.

ARTICLE X
MISCELLANEOUS

10.1 Binding Nature. The Agreement shall be binding upon the Company and its successors and assigns; subject to the powers set forth in Article VI, and upon the Participant, the Beneficiary, and either of their assigns, heirs, executors and administrators.

10.2 Governing Law. To the extent not preempted by federal law, the Agreement shall be governed and construed under the laws of the Commonwealth of Virginia (including its choice of law rules, except to the extent those rules would require the application of the law of a state other than Virginia) as in effect at the time of their adoption and execution, respectively.

10.03 Construction. Masculine pronouns wherever used shall include feminine pronouns and the use of the singular shall include the plural.

ARTICLE XI
ADOPTION

As evidence of its adoption of the Agreement, the Company and the Participant have caused this document to be signed this 10 day of August , 2012.

FIRST CAPITAL BANCORP

By: /s/ Gary Armstrong
Its: Commercial Banking Group Manager

PARTICIPANT

/s/ Jeanie T. Bode
By: Jeanie T. Bode

Exhibit 23.1



Consent of Independent Registered Public Accounting Firm

The Board of Directors
First Capital Bancorp, Inc. and Subsidiary
Richmond, Virginia

We consent to the incorporation by reference in Registration Statements on Form S-3 (No's. 333-150776 and 333-158943), on Form S-8 (No's. 333-146305, 333-169202, and 333-184025), and on Form S-1 (No.'s 333-179095 and 333-180891) of First Capital Bancorp, Inc. and Subsidiary of our report dated March 29, 2013, relating to the audits of the consolidated financial statements of First Capital Bancorp, Inc. and Subsidiary as of December 2012 and 2011, for each of the years in the two-year period ended December 31, 2012, which appear in the December 31, 2012 Annual Report on Form 10-K of First Capital Bancorp, Inc. and Subsidiary.

/S/ Cherry Bekaert LLP

Richmond Virginia
March 29, 2013

Exhibit 31.1

I, John M. Presley, certify that:

1. I have reviewed this annual report on Form 10-K of First Capital Bancorp, Inc. for the year ended December 31, 2012;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2013

By: /s/ John M. Presley
John M. Presley
Managing Director and Chief Executive Officer

Exhibit 31.2

I, William W. Ranson, certify that:

1. I have reviewed this annual report on Form 10-K of First Capital Bancorp, Inc. for the year ended December 31, 2012;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2013

By: /s/ William W. Ranson
William W. Ranson.
Executive Vice
President and Chief
Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C.SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies that this Annual Report on Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of First Capital Bancorp, Inc.

Date: March 29, 2013

By: /s/ John M. Presley
John M. Presley
Managing Director and Chief Executive Officer

By: /s/ William W. Ranson.
William W. Ranson
Executive Vice President &
Chief Financial Officer
(Principal Accounting and Financial Officer)

Exhibit 99.3

Certification of Chief Executive Officer
Pursuant to Section 111(b)(4) of the
Emergency Economic Stabilization Act of 2008

UST Sequence Number 444

I, John M. Presley, Managing Director and CEO (Principal Executive Officer), certify, based on my knowledge, that:

(i) The compensation committee of First Capital Bancorp, Inc. has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period (January 1, 2012 through June 19, 2012), senior executive officer ("SEO") compensation plans and employee compensation plans and the risks these plans pose to First Capital Bancorp, Inc.;

(ii) The compensation committee of First Capital Bancorp, Inc. has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First Capital Bancorp, Inc. and has identified any features of the employee compensation plans that pose risks to First Capital Bancorp, Inc. and has limited those features to ensure that First Capital Bancorp, Inc. is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of First Capital Bancorp, Inc. to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of First Capital Bancorp, Inc. will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of First Capital Bancorp, Inc. will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in:

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First Capital Bancorp, Inc.;

(B) Employee compensation plans that unnecessarily expose First Capital Bancorp, Inc. to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of First Capital Bancorp, Inc. to enhance the compensation of an employee;

(vi) First Capital Bancorp, Inc. has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) First Capital Bancorp, Inc. has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) First Capital Bancorp, Inc. has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) First Capital Bancorp, Inc. and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) First Capital Bancorp, Inc. will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) First Capital Bancorp, Inc. will disclose the amount, nature, and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) First Capital Bancorp, Inc. will disclose whether First Capital Bancorp, Inc., the board of directors of First Capital Bancorp, Inc., or the compensation committee of First Capital Bancorp, Inc. has engaged during any part of the most recently completed TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) First Capital Bancorp, Inc. has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) First Capital Bancorp, Inc. has substantially complied with all other requirements related to employee compensation that are provided in the agreement between First Capital Bancorp, Inc. and Treasury, including any amendments; and

(xv) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example, 18 USC 1001.)

Date: February 20, 2013

John M. Presley
Managing Director & CEO

Exhibit 99.4

Certification of Principal Financial Officer
Pursuant to Section 111(b)(4) of the
Emergency Economic Stabilization Act of 2008

UST Sequence Number 444

I, William W. Ranson, Executive Vice President & CFO (Principal Financial Officer) certify, based on my knowledge, that:

(i) The compensation committee of First Capital Bancorp, Inc. has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period (January 1, 2012 through June 19, 2012), senior executive officer ("SEO") compensation plans and employee compensation plans and the risks these plans pose to First Capital Bancorp, Inc.;

(ii) The compensation committee of First Capital Bancorp, Inc. has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First Capital Bancorp, Inc. and has identified any features of the employee compensation plans that pose risks to First Capital Bancorp, Inc. and has limited those features to ensure that First Capital Bancorp, Inc. is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of First Capital Bancorp, Inc. to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of First Capital Bancorp, Inc. will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of First Capital Bancorp, Inc. will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in:

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First Capital Bancorp, Inc.;

(B) Employee compensation plans that unnecessarily expose First Capital Bancorp, Inc. to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of First Capital Bancorp, Inc. to enhance the compensation of an employee;

(vi) First Capital Bancorp, Inc. has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) First Capital Bancorp, Inc. has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) First Capital Bancorp, Inc. has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) First Capital Bancorp, Inc. and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) First Capital Bancorp, Inc. will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period

(xi) First Capital Bancorp, Inc. will disclose the amount, nature, and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) First Capital Bancorp, Inc. will disclose whether First Capital Bancorp, Inc., the board of directors of First Capital Bancorp, Inc., or the compensation committee of First Capital Bancorp, Inc. has engaged during any part of the most recently completed TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) First Capital Bancorp, Inc. has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) First Capital Bancorp, Inc. has substantially complied with all other requirements related to employee compensation that are provided in the agreement between First Capital Bancorp, Inc. and Treasury, including any amendments; and

(xv) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example, 18 USC 1001.)

Date: February 20, 2013

/s/ William W. Ranson
William W. Ranson
Executive Vice President
& Chief Financial Officer

SIGNATURES

The undersigned hereby appoint John M. Presley and William W. Ranson and each of them, as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, any and all exhibits and amendments to this 10-K, and any and all instruments and other documents to be filed with the Securities and Exchange Commission pertaining to this 10-K, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

First Capital Bancorp, Inc.

Date: March 29, 2013

By: /s/ John M. Presley
John M. Presley
Managing Director & Chief Executive Officer

Pursuant to the requirements of Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant, in the capacities and on the dates indicated.

Date: March 29, 2013

By: /s/ John M. Presley
John M. Presley
Managing Director & Chief Executive Officer

Date: March 29, 2013

By: /s/ Robert G. Watts, Jr.
Robert G. Watts, Jr.
President and Director

Date: March 29, 2013

By: /s/ William W. Ranson
William W. Ranson
Executive Vice President & Chief Financial Officer
(Principal Accounting and
Financial Accounting Officer

Date: March 29, 2013

By: /s/ Grant S. Grayson.
Grant S. Grayson, Director

Date: March 29, 2013

By: /s/ Gerald Blake.
Gerald Blake, Director

Date: March 29, 2013

By: /s/ Yancey S. Jones.
Yancey S. Jones, Director

Date: March 29, 2013

By: /s/ Joseph C. Stiles, Jr.
Joseph C. Stiles, Jr., Director

Date: March 29, 2013

By: /s/ Richard W. Wright
Richard W. Wright, Director

Date:	March 29, 2013	By:	/s/ Gerald H. Yospin Gerald H. Yospin, Director
Date:	March 29, 2013	By:	/s/ Debra L. Richardson Debra L. Richardson, Director
Date:	March 29, 2013	By:	/s/ Kenneth R. Lehman Kenneth R. Lehman, Director
Date:	March 29, 2013	By:	/s/ Neil P. Amin Neil P. Amin, Director
Date:	March 29, 2013	By:	/s/ Robert G. Whitten Robert G. Whitten, Director
Date:	March 29, 2013	By:	/s/ Martin L. Brill Martin L. Brill, Director

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARY

Consolidated Financial Statements

For the Years Ended
December 31, 2012 and 2011

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARY

Contents

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements	
Consolidated Statements of Financial Condition December 31, 2012 and 2011	F-3
Consolidated Statements of Operations For the Years Ended December 31, 2012 and 2011	F-4
Consolidated Statement of Comprehensive Income (Loss) For the Years Ended December 31, 2012 and 2011	F-5
Consolidated Statements of Stockholders' Equity For the Years Ended December 31, 2012 and 2011	F-6
Consolidated Statements of Cash Flows For the Years Ended December 31, 2012 and 2011	F-7
Notes to Consolidated Financial Statements	F-9



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
First Capital Bancorp, Inc. and Subsidiary
Richmond, Virginia

We have audited the accompanying consolidated statements of financial condition of First Capital Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital Bancorp, Inc. and Subsidiary as of December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/S/ Cherry Bekaert LLP

Richmond, Virginia
March 29, 2013

PART I – FINANCIAL INFORMATION
Item 1 – Financial Statements

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Financial Condition
December 31, 2012 and 2011

	December 31, 2012	December 31, 2011
	(Dollars in thousands)	
ASSETS		
Cash and due from banks	$ 8,577	$ 9,187
Interest-bearing deposits in other banks	26,744	41,172
Investment securities:		
Available for sale, at fair value	86,825	84,035
Held to maturity, at cost	2,880	2,884
Restricted, at cost	3,479	4,597
Loans held for sale	9,912	1,366
Loans, net of allowance for losses of $7,269 in 2012 and $9,271 in 2011	368,920	360,969
Other real estate owned (OREO)	3,771	7,646
Premises and equipment, net	10,945	11,273
Accrued interest receivable	1,807	1,689
Bank owned life insurance	9,251	8,917
Deferred tax asset	6,781	3,822
Prepaid FDIC premiums	809	1,482
Other assets	2,246	2,651
Total assets	$ 542,947	$ 541,690
LIABILITIES		
Deposits		
Noninterest-bearing	$ 60,098	$ 46,426
Interest-bearing	399,015	393,773
Total deposits	459,113	440,199
Securities sold under repurchase agreements	871	1,608
Subordinated debt and trust preferred	7,155	7,155
Federal Home Loan Bank advances	25,000	50,000
Accrued expenses and other liabilities	3,720	2,045
Total liabilities	495,859	501,007
STOCKHOLDERS' EQUITY		
Preferred stock, See Note 9	22	44
Common stock, See Note 19	49,100	11,885
Additional paid-in capital	4,072	29,695
Retained deficit	(8,120)	(1,942)
Warrants	661	661
Discount on preferred stock	(84)	(303)
Accumulated other comprehensive income, net of tax	1,437	643
Total stockholders' equity	47,088	40,683
Total liabilities and stockholders' equity	$ 542,947	$ 541,690

See notes to consolidated financial statements

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Operations
Years Ended December 31, 2012 and 2011

	2012	2011
	(Dollars in thousands, except per share data)	
Interest and dividend income		
Loans	$ 20,438	$ 21,511
Investments:		
Taxable interest income	2,126	2,090
Tax exempt interest income	266	554
Dividends	139	113
Interest bearing deposits	44	59
Total interest income	23,013	24,327
Interest expense		
Deposits	5,555	6,592
FHLB advances	960	1,641
Subordinated debt and other borrowings	159	146
Total interest expense	6,674	8,379
Net interest income	16,339	15,948
Provision for loan losses	9,196	9,441
Net interest income after provision for loan losses	7,143	6,507
Noninterest income		
Fees on deposits	377	323
Gain on sale of securities	79	1,079
Gain on sale of loans	669	29
Other	857	649
Total noninterest income	1,982	2,080
Noninterest expenses		
Salaries and employee benefits	7,585	6,398
Occupancy expense	782	806
Data processing	844	778
Professional services	644	676
Advertising and marketing	285	273
FDIC assessment	705	758
Virginia franchise tax	240	474
Loss on sale and write down of OREO	1,662	747
Depreciation	624	603
FHLB prepayment penalty	2,767	-
Other	2,283	2,036
Total noninterest expense	18,421	13,549
Net loss before income taxes	(9,296)	(4,962)
Income tax benefit	(3,290)	(1,886)
Net loss	(6,006)	(3,076)
Effective dividend on preferred stock	623	679
Net loss allocable to common stockholders	(6,629)	(3,755)
Basic and diluted net loss per common share	$ (0.76)	$ (1.26)

See notes to consolidated financial statements

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Comprehensive Income/(Loss)
Years Ended December 31, 2012 and 2011

	2012	2011
	(Dollars in thousands)	
Net loss	$ (6,006)	$ (3,076)
Other comprehensive income:		
Investment securities:		
Unrealized gains on investment securities available for sale	1,282	1,846
Tax effect	(436)	(628)
Reclassification of gains recognized in net income	(79)	(1,079)
Tax effect	27	367
Total other comprehensive income	794	506
Comprehensive loss	$ (5,212)	$ (2,570)

See notes to consolidated financial statements

First Capital Bancorp, Inc. Subsidiary
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2012 and 2011
(Dollars in thousands, except share data)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Warrants	Discount on Preferred Stock	Accumulated Other Comprehensive Income	Total
Balances December 31, 2010	$ 44	$ 11,885	$ 29,739	$ 1,643	$ 661	$ (434)	$ 137	$ 43,675
Net loss	-	-	-	(3,076)	-	-	-	(3,076)
Other comprehensive income	-	-	-	-	-	-	506	506
Preferred stock dividend	-	-	(137)	(411)	-	-	-	(548)
Accretion of discount on preferred stock	-	-	(33)	(98)	-	131	-	-
Stock based compensation	-	-	126	-	-	-	-	126
Balances December 31, 2011	$ 44	$ 11,885	$ 29,695	$ (1,942)	$ 661	$ (303)	$ 643	$ 40,683
Balances December 31, 2011	$ 44	$ 11,885	$ 29,695	$ (1,942)	$ 661	$ (303)	$ 643	$ 40,683
Net loss	-	-	-	(6,006)	-	-	-	(6,006)
Other comprehensive income	-	-	-	-	-	-	794	794
Preferred stock dividend	-	-	(266)	(138)	-	-	-	(404)
Accretion of discount on preferred stock	-	-	(61)	(34)	-	95	-	-
Stock based compensation	-	-	117	-	-	-	-	117
Redemption of preferred stock	(22)	-	(5,650)	-	-	124	-	(5,548)
Proceeds from issuance of 8.9 million shares of common stock, net of costs	-	35,654	(18,287)	-	-	-	-	17,367
Warrants exercised in connection with 8.9 million shares issued	-	169	(85)	-	-	-	-	85
Issuance of 348 thousand shares of restricted common stock	-	1,392	(1,392)	-	-	-	-	-
Balances December 31, 2012	$ 22	$ 49,100	$ 4,072	$ (8,120)	$ 661	$ (84)	$ 1,437	$ 47,088

See notes to consolidated financial statements

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
	(Dollars in thousands)	
Cash flows from operating activities		
Net loss	$ (6,006)	$ (3,076)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Provision for loan losses	9,196	9,441
Depreciation of premises and equipment	624	603
Net amortization of bond premiums/discounts	1,028	856
Stock based compensation expense	117	126
Deferred income taxes benefit	(3,368)	(553)
Gain on sale of securities	(79)	(1,079)
Gain on loans sold	(669)	(29)
Loss on sale and write-down of other real estate owned	1,662	747
Increase in cash surrender value of bank owned life insurance	(334)	(220)
Proceeds from sale of loans held for sale	71,889	3,273
Origination of loans held for sale	(79,766)	(4,610)
(Increase) decrease in other assets	1,078	(584)
Decrease (increase) in accrued interest receivable	(118)	373
Increase (decrease) in accrued expenses and other liabilities	1,675	(203)
Net cash (used in) provided by operating activities	(3,071)	5,065
Cash flows from investing activities		
Proceeds from maturities and calls of securities	3,326	6,500
Proceeds from paydowns of securities available-for-sale	12,523	11,416
Purchase of securities available-for-sale	(23,669)	(50,663)
Proceeds from sale of securities available-for-sale	5,288	35,994
Proceeds from sale of other real estate owned	2,082	2,253
Improvements in other real estate owned	-	(108)
Purchase bank owned life insurance	-	(8,249)
Purchase of Federal Home Loan Bank Stock	(8)	(9)
Purchase of Federal Reserve Stock	(140)	(2)
Redemption of Federal Home Loan Bank Stock	1,266	83
Purchases of premises and equipment	(297)	(476)
Net (increase) decrease in loans	(17,015)	7,876
Net cash (used in) provided by investing activities	(16,644)	4,615
Cash flows from financing activities		
Net increase in deposits	18,914	13,329
Repayments to FHLB, net of borrowings	(25,000)	(5,000)
Dividends on preferred stock	(404)	(548)
Cash paid for TARP preferred stock redemption	(5,548)	-
Proceeds from issuance of additional stock under rights offering, net of associated offering costs	17,367	-
Warrants exercised in connection with the rights offering	85	-
Net (decrease) increase in repurchase agreements	(737)	531
Net cash provided by financing activities	4,677	8,312
Net (decrease) increase in cash and cash equivalents	(15,038)	17,992
Cash and cash equivalents, beginning of period	50,359	32,367
Cash and cash equivalents, end of period	$ 35,321	$ 50,359

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2012 and 2011
(Continued)

	2012	2011
	(Dollars in thousands)	
Supplemental disclosure of cash flow information		
Interest paid during the period	$ 6,331	$ 6,375
Taxes (refunded) paid during the period	$ (450)	$ 611
Supplemental schedule of noncash investing and financing activities		
Transfer of loans to other real estate owned	$ 224	$ 7,923
Unrealized gain on securities available for sale, net of tax	$ 794	$ 506
Company financed sales of other real estate owned	$ 355	$ -

See notes to consolidated financial statements

Note 1 – Summary of Significant Accounting Policies

First Capital Bancorp, Inc. (the "Company") is the holding company of and successor to First Capital Bank (the "Bank"). Effective September 8, 2006, the Company acquired all of the outstanding stock of the Bank in a statutory share exchange transaction (the "Share Exchange") pursuant to an Agreement and Plan of Reorganization dated September 5, 2006, between the Company and the Bank (the "Agreement"). The Agreement was approved by the shareholders of the Bank at the annual meeting of shareholders held on May 16, 2006. Under the terms of the Agreement, the shares of the Bank's common stock were exchanged for shares of the Company's common stock, par value $4.00 per share, on a one-for-one basis. As a result, the Bank became a wholly owned subsidiary of the Company, the Company became the holding company of the Bank and the shareholders of the Bank became shareholders of the Company.

The Company conducts all of its business activities through the branch offices of its wholly owned subsidiary bank, First Capital Bank. First Capital Bank created RE1, LLC, and RE2, LLC, wholly owned Virginia limited liability companies in 2008 and 2011 respectively, for the sole purpose of taking title to property acquired in lieu of foreclosure. RE1, LLC and RE2, LLC have been consolidated with First Capital Bank. The Company exists primarily for the purpose of holding the stock of its subsidiary, the Bank, and such other subsidiaries as it may acquire or establish.

The Company has one other wholly owned subsidiary, FCRV Statutory Trust 1 (the "Trust"), a Delaware Business Trust that was formed in connection with the issuance of trust preferred debt in September, 2006. Pursuant to current accounting standards, the Company does not consolidate the Trust.

The accounting and reporting policies of the Company and its wholly owned subsidiary conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. The following is a summary of the more significant of these policies.

Consolidation – The consolidated financial statements include the accounts of First Capital Bancorp, Inc. and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

Use of estimates – To prepare financial statements in conformity with accounting principles generally accepted in the United States of America management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, valuation of other real estate owned, and fair values of financial instruments are particularly subject to change.

Cash equivalents – Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Investment Securities – Investment in debt securities classified as held-to-maturity are stated at cost, adjusted for amortization or premiums and accretion of discounts using the interest method. Management has a positive intent and ability to hold these securities to maturity and, accordingly, adjustments are not made for temporary declines in their fair value below amortized cost. Investment not classified as held-to-maturity are classified as available-for-sale. Debt securities classified as available-for-sale are stated at fair value with unrealized holding gains and losses excluded from earnings and reported, net of deferred tax, as a component of other comprehensive income until realized.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Due to the nature of, and restrictions placed upon the Company's common stock investment in the Federal Reserve Bank, Federal Home Loan Bank of Atlanta and Community Bankers Bank, these securities have been classified as restricted equity securities and carried at cost. These restricted securities are not subject to the investment security classifications, but are periodically evaluated for impairment based on ultimate recovery of par value.

Management uses available information to recognize losses on loans; future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change in the near term.

Loans and allowances for loan losses - Loans are concentrated to borrowers in the Richmond metropolitan area and are stated at the amount of unpaid principal reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. The Company defers loan origination and commitment fees, net of certain direct loan origination costs, and the net deferred fees are amortized into interest income over the lives of the related loans as yield adjustments.

Loans that are 90 days or more past due are individually reviewed for ultimate collectibility. Interest determined to be uncollectible on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is returned to normal, in which case the loan is returned to accrual status.

A loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts of principal and interest when due according to the contractual terms of the loan agreement. Impairment is measured either by discounting the expected future cash flows at the loan's effective

interest rate, based on the net realizable value of the collateral or based upon an observable market price where applicable. Charges on impaired loans are recognized as a component of the allowance for loans losses.

The allowance for loan losses is maintained at a level considered by management to be adequate to absorb known and expected loan losses currently inherent in the loan portfolio. Management's assessment of the adequacy of the allowance is based upon type and volume of the loan portfolio, existing and anticipated economic conditions, and other factors which deserve current recognition in estimating loan losses. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Loans Held for Sale--Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income.

Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold. We typically release the mortgage servicing rights when the loans are sold.

We account for the transfer of financial assets in accordance with authoritative accounting guidance which is based on consistent application of a financial-components approach that recognizes the financial and servicing assets we control and the liabilities we have incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The guidance provides consistent guidelines for distinguishing transfers of financial assets from transfers that are secured borrowings.

As is customary in such sales, we provide indemnifications to the buyers under certain circumstances. These indemnifications may include our repurchase of loans. No repurchases and losses during the last two years have been experienced; accordingly, no provision is made for losses at the time of sale.

We enter into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Time elapsing between issuance of a loan commitment and closing and sale of the loan generally ranges from 5 to 20 days. We protect ourselves from changes in interest rates through the use of best efforts forward delivery contracts, whereby we commit to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, we are not exposed to losses nor will we realize significant gains related to our rate lock commitments due to changes in interest rates.

The market value of rate lock commitments and best efforts contracts is not readily ascertainable with precision because rate lock commitments and best efforts contracts are not actively traded in stand-alone markets. We determine the fair value of rate lock commitments and best efforts contracts by measuring the change in the value of the underlying asset while taking into consideration the probability that the rate lock commitments will close. Due to high correlation between rate lock commitments and best efforts contracts, no significant gains or losses have occurred on the rate lock commitments for the years ended December 31, 2012 and 2011.

Other real estate owned – Other real estate owned is comprised of real estate properties acquired in partial or total satisfaction of problem loans. The properties are recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis for the asset. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent to foreclosure, valuations are

periodically performed by management and the properties are carried at the lower of carrying amount or fair value less cost to sell. Subsequent write-downs that may be required to the carrying value of these properties are charged to current operations. Gains and losses realized from the sale of other real estate owned are included in current operations.

Bank premises and equipment - Company premises and equipment are stated at cost, less accumulated depreciation. Depreciation of Company premises and equipment is computed on the straight-line method over estimated useful lives of 10 to 39 years for premises and 5 to 10 years for equipment, furniture and fixtures. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are netted against the proceeds and any resulting gain or loss is included in the determination of income.

Impairment or Disposal of Long-Lived Assets - The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used, such as bank premises and equipment, is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceed the fair value of the asset. Assets to be disposed of, such as foreclosed properties, are reported at the lower of the carrying amount or fair value less costs to sell.

Bank-owned life insurance – During 2011 and 2010, the Bank purchased life insurance on key employees in the face amount of $21.4 million and $1.3 million respectively. The policies are recorded at their cash surrender value. The cash surrender value at December 31, 2012 and 2011 was $9.3 million and $8.9 million, respectively. Income generated from these policies is recorded as noninterest income.

Stock Based Compensation – Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. The Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Income taxes - Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Advertising costs - Advertising costs are expensed in the period they are incurred and amounted to $285 thousand and $273 thousand for December 31, 2012 and 2011, respectively.

Earnings (loss) Per Common Share—Earnings (loss) per common share represents net income allocable to stockholders, which represents net income (loss) less dividends paid or payable to preferred stock shareholders, divided by the weighted-average number of common shares outstanding during the period. For diluted earnings per common share, net income allocable to common shareholders is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilutive effect of stock options and restricted stock, as well as any adjustment to income that would result from the assumed issuance. The effects of restricted stock and stock options are excluded from the computation of diluted earnings per common share in periods in which the effect would be antidilutive. Potential common shares that may be issued relate solely to outstanding stock options and restricted stock and are determined using the treasury stock method.

Comprehensive Income – Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Loss Contingencies – Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Fair Value of Financial Instruments – Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Recently Issued Accounting Pronouncements

On February 5, 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,* to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. Generally Accepted Accounting Principles (GAAP).

The new amendments will require an organization to:

- Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.
- Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount

reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). A private company is required to meet the reporting requirements of the amended paragraphs about the roll forward of accumulated other comprehensive income for both interim and annual reporting periods. However, private companies are only required to provide the information about the effect of reclassifications on line items of net income for annual reporting periods, not for interim reporting periods.

The amendments are effective for reporting periods beginning after December 15, 2012, for public companies and are effective for reporting periods beginning after December 15, 2013, for private companies. Early adoption is permitted.

On February 7, 2013, the FASB issued ASU No. 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* ASU 2013-01 clarifies that ordinary trade receivables and receivables are not in the scope of ASU No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.* Specifically, ASU 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the *FASB Accounting Standards Codification*™ (Codification) or subject to a master netting arrangement or similar agreement.

The FASB undertook this clarification project in response to concerns expressed by U.S. stakeholders about the standard's broad definition of financial instruments. After the standard was finalized, companies realized that many contracts have standard commercial provisions that would equate to a master netting arrangement, significantly increasing the cost of compliance at minimal value to financial statement users.

An entity is required to apply the amendments in ASU 2013-01 for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The effective date is the same as the effective date of ASU 2011-11.

Note 2 – Restriction of Cash

To comply with Federal Reserve regulations, the Company is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $515 thousand for the week including December 31, 2012 and $1.4 million for the week including December 31, 2011.

Note 3 – Investment Securities

The following table summarizes the amortized cost and fair value of securities available-for-sale and securities held-to-maturity at December 31, 2012 and 2011 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) and gross unrecognized gains and losses:

	December 31, 2012			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Values
	(Dollars in thousands)			
Available-for-sale				
U.S. Government agencies	$ -	$ -	$ -	$ -
Mortgage-backed securities	11,563	476	4	12,035
Corporate bonds	16,708	114	123	16,699
Collateralized mortgage obligation securities	36,996	945	10	37,931
State and political subdivisions - taxable	15,247	684	122	15,809
State and political subdivisions - tax exempt	2,862	179	-	3,041
SBA - Guarantee portion	1,271	39	-	1,310
	$ 84,647	$ 2,437	$ 259	$ 86,825

	December 31, 2011			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Values
	(Dollars in thousands)			
Available-for-sale				
U.S. Government agencies	$ 1,998	$ 7	$ 4	$ 2,001
Mortgage-backed securities	15,484	424	-	15,908
Corporate bonds	15,472	3	781	14,694
Collateralized mortgage obligation securities	37,803	919	-	38,722
State and political subdivisions - taxable	6,490	256	23	6,723
State and political subdivisions - tax exempt	4,203	131	-	4,334
SBA - Guarantee portion	1,610	43	-	1,653
	$ 83,060	$ 1,783	$ 808	$ 84,035

	December 31, 2012			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Values
Held-to-maturity	(Dollars in thousands)			
Tax-exempt municipal bonds	$ 2,880	$ 345	$ -	$ 3,225
	$ 2,880	$ 345	$ -	$ 3,225

	December 31, 2011			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Values
Held-to-maturity	(Dollars in thousands)			
Tax-exempt municipal bonds	$ 2,884	$ 237	$ 5	$ 3,116
	$ 2,884	$ 237	$ 5	$ 3,116

The proceeds from sales and calls of securities and the associated gains and losses are listed below:

		2012		2011
Proceeds	$	21,138	$	53,910
Gross Gains	$	109	$	1,079
Gross Losses	$	(30)	$	-

The amortized cost and fair value of debt securities are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2012			
		Amortized Cost		Fair Value
Available for sale				
Within one year	$	7,160	$	7,220
One to five years		10,354		10,386
Five to ten years		16,619		17,212
Beyond ten years		50,514		52,007
Total	$	84,647	$	86,825
Held to maturity				
Five to ten years	$	350	$	350
Beyond ten years		2,530		2,819
Total	$	2,880	$	3,169
Total	$	87,527	$	89,994

The following table summarizes securities with unrealized losses at December 31, 2012 and December 31, 2011, aggregated by major security type and length of time in a continuous unrealized loss position. The unrealized losses are largely due to changes in interest rates and other market conditions. At December 31, 2012, 17 out of 139 securities we held had fair values less than amortized cost primarily in municipal securities and corporate bonds. At December 31, 2011, 15 out of 123 securities we held had fair values less than amortized cost exclusively in corporate bonds. All unrealized losses are considered by management to be temporary given investment security credit ratings, the short duration of the unrealized losses, the intent and ability to retain these securities for a period of time sufficient to recover all unrealized losses, and it is likely that it will not be required to sell the securities before their anticipated recovery.

	December 31, 2012					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
Assets:						
U.S. Government agencies	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	1,011	4	-	-	1,011	4
Corporate bonds	964	33	4,908	91	5,872	124
CMO securities	611	9	-	-	611	9
State & political subdivisions-taxable	4,807	122	-	-	4,807	122
State & political subdivisions-tax exempt	-	-	-	-	-	-
SBA	-	-	-	-	-	-
All securities	$ 7,393	$ 168	$ 4,908	$ 91	$ 12,301	$ 259

	December 31, 2011					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
Assets:						
U.S. Government agencies	$ 996	$ 4	$ -	$ -	$ 996	$ 4
Mortgage-backed securities	-	-	-	-	-	-
Corporate bonds	13,220	755	473	26	13,693	781
CMO securities	916	-	-	-	916	-
State & political subdivisions-taxable	1,070	23	-	-	1,070	23
State & political subdivisions-tax exempt	-	-	-	-	-	-
SBA	-	-	-	-	-	-
All securities	$ 16,202	$ 782	$ 473	$ 26	$ 16,675	$ 808

Restricted equity securities consist primarily of Federal Home Loan Bank of Atlanta stock in the amount of $1.9 million and $3.2 million as of December 31, 2012 and December 31, 2011, respectively, and Federal Reserve Bank stock in the amount of $1.5 million and $1.3 million at December 31, 2012 and December 31, 2011, respectively. Restricted equity securities are carried at cost. The Federal Home Loan Bank requires the Bank to maintain stock in an amount equal to 4.5% of outstanding borrowings and a specific percentage of the member's total assets. The Federal Reserve Bank of Richmond requires the Company to maintain stock with a par value equal to 3% of its outstanding capital.

Securities with carrying values of approximately $871 thousand and $1.6 million were pledged as collateral at December 31, 2012 and December 31, 2011, respectively, to secure purchases of federal funds, repurchase agreements, and collateral for customer's deposits.

Note 4 – Loans

Major classifications of loans are as follows:

	December 31, 2012	December 31, 2011
	(Dollars in thousands)	
Real estate		
Residential	$ 131,144	$ 127,541
Commercial	144,034	142,989
Residential Construction	13,202	9,712
Other Construction, Land Development & Other Land	45,053	48,637
Commercial	40,423	37,922
Consumer	2,215	3,250
Total loans	376,071	370,051
Less:		
Allowance for loan losses	7,269	9,271
Net deferred costs	118	189
Loans, net	$ 368,920	$ 360,969

A summary of risk characteristics by loan portfolio classification follows:

Real Estate – Residential – This portfolio primarily consists of investor loans secured by properties in the Bank's normal lending area. Those investor loans are typically five year rate adjustment loans. These loans generally have an original loan-to-value ("LTV") of 80% or less. This category also includes home equity lines of credit ("HELOC"). The HELOCs generally have an adjustable rate tied to prime rate and a term of 10 years. Given the declining value of residential properties over the past several years, these loans possess a higher than average level of risk of loss to the bank. Multifamily residential real estate is moderately seasoned and is generally secured by properties in the Bank's normal lending area.

Real Estate – Commercial – This portfolio consists of nonresidential improved real estate which includes shopping centers, office buildings, etc. These properties are generally located in the Bank's normal lending area. Decreased rental income due to the economic slowdown has caused some deterioration in values. As a result, this category of loans has a higher than average level of risk.

Real Estate – Residential Construction – This portfolio has changed significantly over the past several years as fewer construction loans have been made during the economic downtown. These loans are located in the Bank's normal lending area.

Real Estate – Other Construction, Land Development and Other Land Loans – This portfolio includes raw undeveloped land and developed residential and commercial lots held by developers. Given the significant decline in value for both developed and undeveloped land due to reduced demand, this portfolio possesses an increased level of risk compared to other loan portfolios. Continuing deterioration in demand could result in significant decreases in the underlying collateral values and make repayment of the outstanding loans more difficult for customers.

Commercial – These loans include loans to businesses that are not secured by real estate. These loans are typically secured by accounts receivable, inventory, equipment, etc. Commercial loans are typically granted to local businesses that have a strong track record of profitability and performance.

Consumer – Loans in this portfolio are either unsecured or secured by automobiles, marketable securities, etc. They are generally granted to local customers that have a banking relationship with our Bank.

Activity in the allowance for loan losses for the years ended is as follows:

	December 31,	
	2012	2011
	(Dollars in thousands)	
Balance, beginning of year	$ 9,271	$ 11,036
Provision for loan losses	9,196	9,441
Recoveries	430	948
Charge-offs	(11,628)	(12,154)
Balance, end of year	$ 7,269	$ 9,271
Ratio of allowance for loan losses as a percent of loans outstanding at the end of the year	1.93 %	2.51 %

The following table presents activity in the allowance for loan losses by portfolio segment:

	Real Estate						
	Residential	Commercial	Residential Construction	Other Construction Land Devel. & Other Land	Commercial	Consumer	Total
	(Dollars in thousands)						
Balance, January 1, 2012	$ 3,680	$ 1,375	$ 650	$ 2,175	$ 1,370	$ 21	$ 9,271
Provision for loan losses	1,264	4,093	1,092	2,388	364	(5)	9,196
Recoveries	224	78	1	17	110	-	430
Charge-offs	(2,514)	(2,599)	(1,459)	(3,974)	(1,082)	-	(11,628)
Balance, December 31, 2012	$ 2,654	$ 2,947	$ 284	$ 606	$ 762	$ 16	$ 7,269
Balance, January 1, 2011	$ 3,431	$ 760	$ 494	$ 4,299	$ 2,031	$ 21	$ 11,036
Provision for loan losses	2,910	828	937	3,744	1,022	-	9,441
Recoveries	105	-	18	816	9	-	948
Charge-offs	(2,766)	(213)	(799)	(6,684)	(1,692)	-	(12,154)
Balance, December 31, 2011	$ 3,680	$ 1,375	$ 650	$ 2,175	$ 1,370	$ 21	$ 9,271

The charging off of uncollectible loans is determined on a case-by-case basis. Determination of a collateral shortfall, prospects for recovery, delinquency and the financial resources of the borrower and any guarantor are all considered in determining whether to charge-off a loan. Closed-end retail loans that become past due 120 cumulative days and open-end retail loans that become past due 180 cumulative days from the contractual due date will be charged off.

The following table presents the aging of unpaid principal in loans as of December 31, 2012 and December 31, 2011:

	December 31, 2012				
	30-89 Day Past Due	90+ Days Past Due and Accruing	Nonaccrual	Current	Total
	(Dollars in thousands)				
Real estate					
Residential	$ 1,752	$ -	$ 2,005	$ 127,387	$ 131,144
Commercial	198	1,338	810	141,688	144,034
Residential Construction	-	-	1,255	11,947	13,202
Other Construction, Land Development & Other Land	28	-	3,406	41,619	45,053
Commercial	-	-	538	39,885	40,423
Consumer	79	-	-	2,136	2,215
Total	$ 2,057	$ 1,338	$ 8,014	$ 364,662	$ 376,071

	December 31, 2011				
	30-89 Day Past Due	90+ Days Past Due and Accruing	Nonaccrual	Current	Total
	(Dollars in thousands)				
Real estate					
Residential	$ 1,334	$ -	$ 6,410	$ 119,797	$ 127,541
Commercial	132	-	2,909	139,948	142,989
Residential Construction	250	-	748	8,714	9,712
Other Construction, Land Development & Other Land	-	-	5,803	42,834	48,637
Commercial	470	-	1,114	36,338	37,922
Consumer	90	-	707	2,453	3,250
Total	$ 2,276	$ -	$ 17,691	$ 350,084	$ 370,051

Loans are determined past due or delinquent based on the contractual terms of the loan. Payments past due 30 days or more are considered delinquent. The accrual of interest is generally discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual at an earlier date if collection of principal or interest is considered doubtful or charged-off if a loss is considered imminent.

All interest accrued but not collected for loans that are placed on nonaccrual is reversed against interest income when the loan is placed on nonaccrual status. Because of the uncertainty of the expected cash flows, the Company is accounting for nonaccrual loans under the cost recovery method, in which all cash payments are applied to principal. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future collection of principal and interest are reasonably assured. The number of payments needed to meet this criteria varies from loan to loan. However, as a general rule, this criteria will be considered to have been met with the timely payment of six consecutive regularly scheduled monthly payments.

The following table provides details of the Company's loan portfolio internally assigned grade at December 31, 2012 and December 31, 2011:

	December 31, 2012					
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)					
Real estate						
Residential	$ 117,996	$ 8,895	$ 4,253	$ -	$ -	$ 131,144
Commercial	126,220	14,131	3,683	-	-	144,034
Residential Construction	8,123	2,515	2,564	-	-	13,202
Other Construction, Land Development & Other Land	25,857	10,713	8,483	-	-	45,053
Commercial	38,295	962	1,166	-	-	40,423
Consumer	2,049	88	78	-	-	2,215
Total	$ 318,540	$ 37,304	$ 20,227	$ -	$ -	$ 376,071

	December 31, 2011					
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)					
Real estate						
Residential	$ 112,070	$ 5,549	$ 9,922	$ -	$ -	$ 127,541
Commercial	127,916	8,064	7,009	-	-	142,989
Residential Construction	1,954	3,582	4,176	-	-	9,712
Other Construction, Land Development & Other Land	19,460	14,551	14,626	-	-	48,637
Commercial	33,084	3,076	1,762	-	-	37,922
Consumer	2,316	137	797	-	-	3,250
Total	$ 296,800	$ 34,959	$ 38,292	$ -	$ -	$ 370,051

These credit quality indicators are defined as follows:

Pass – A "pass" rated asset is not adversely classified because it does not display any of the characteristics for adverse classification.

Special Mention – A "special mention" asset has potential weaknesses that deserve management's close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special mention assets are not adversely classified and do not warrant adverse classification.

Substandard – A "substandard" asset is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Assets classified as substandard generally have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These assets are characterized by the distinct possibility of loss if the deficiencies are not corrected.

Doubtful – An asset classified "doubtful" has all the weaknesses inherent in an asset classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values.

Loss – Assets classified "loss" are considered uncollectible and of such little value that their continuing to be carried as an asset is not warranted. This classification is not necessarily equivalent to no potential for recovery or salvage value, but rather that it is not appropriate to defer a full write-off even though partial recovery may be effected in the future.

The loan risk rankings were updated for the quarter ended December 31, 2012 on December 13, 2012. The loan risk rankings were updated for the year ended December 31, 2011 on December 13, 14, and 15, 2011.

The following table provides details regarding impaired loans by segment and class at December 31, 2012 and December 31, 2011:

	December 31, 2012			December 31, 2011		
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Dollars in thousands)					
With no related allowance:						
Real estate						
Residential	$ 2,184	$ 2,522	$ -	$ 4,013	$ 4,168	$ -
Commercial	810	3,570	-	291	303	-
Residential Construction	1,255	1,974	-	1,772	1,785	-
Other Construction, Land Development & Other Land	5,428	14,050	-	4,747	7,519	-
Commercial	538	1,071	-	294	300	-
Consumer	-	-	-	707	707	-
Total	$ 10,215	$ 23,187	$ -	$ 11,824	$ 14,782	$ -
With an allowance:						
Real estate						
Residential	$ -	$ -	$ -	$ 2,580	$ 3,619	$ 787
Commercial	-	-	-	2,618	3,336	818
Residential Construction	-	-	-	-	-	-
Other Construction, Land Development & Other Land	-	-	-	4,659	4,969	1,450
Commercial	-	-	-	821	848	250
Consumer	-	-	-	-	-	-
Total	$ -	$ -	$ -	$ 10,678	$ 12,772	$ 3,305
Total						
Real estate						
Residential	$ 2,184	$ 2,522	$ -	$ 6,593	$ 7,787	$ 787
Commercial	810	3,570	-	2,909	3,639	818
Residential Construction	1,255	1,974	-	1,772	1,785	-
Other Construction, Land Development & Other Land	5,428	14,050	-	9,406	12,488	1,450
Commercial	538	1,071	-	1,115	1,148	250
Consumer	-	-	-	707	707	-
Total	$ 10,215	$ 23,187	$ -	$ 22,502	$ 27,554	$ 3,305

The following table provides details of the balance of the allowance for loan losses and the recorded investment in financing receivables by impairment method for each loan portfolio segment:

	Real Estate						
	Residential	Commercial	Residential Construction	Other Construction, Land Devel. & Other Land	Commercial	Consumer	Total
	(Dollars in thousands)						
December 31, 2012							
Allowance for loan losses,							
Individually	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Collectively	2,654	2,947	284	606	762	16	7,269
Total ending allowance	$ 2,654	$ 2,947	$ 284	$ 606	$ 762	$ 16	$ 7,269
Loans, evaluated							
Individually	$ 2,184	$ 810	$ 1,255	$ 5,428	$ 538	$ -	$ 10,215
Collectively	128,960	143,224	11,947	39,625	39,885	2,215	365,856
Total ending loans	$ 131,144	$ 144,034	$ 13,202	$ 45,053	$ 40,423	$ 2,215	$ 376,071
December 31, 2011							
Allowance for loan losses,							
Individually	$ 787	$ 818	$ -	$ 1,450	$ 250	$ -	$ 3,305
Collectively	2,893	557	650	725	1,120	21	5,966
Total ending allowance	$ 3,680	$ 1,375	$ 650	$ 2,175	$ 1,370	$ 21	$ 9,271
Loans, evaluated							
Individually	$ 6,593	$ 2,909	$ 1,772	$ 9,406	$ 1,115	$ 707	$ 22,502
Collectively	120,948	140,080	7,940	39,231	36,807	2,543	347,549
Total ending loans	$ 127,541	$ 142,989	$ 9,712	$ 48,637	$ 37,922	$ 3,250	$ 370,051

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments on principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining whether a loan is impaired include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Additionally, management's policy is generally to evaluate only those substandard loans greater than $250 thousand for impairment as these are considered to be individually significant in relation to the size of the loan portfolio. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The following tables present interest income recognized and the average recorded investment of impaired loans:

	December 31, 2012	
	Interest Income Recognized	Average Recorded Investment
	(Dollars in thousands)	
Real estate		
Residential	$ 112	$ 2,857
Commercial	106	1,410
Residential Construction	95	2,216
Other Construction, Land Development & Other Land	372	6,636
Commercial	9	707
Consumer	-	176
Total	$ 694	$ 14,002

	December 31, 2011	
	Interest Income Recognized	Average Recorded Investment
	(Dollars in thousands)	
Real estate		
Residential	$ 304	$ 6,835
Commercial	53	2,988
Residential Construction	74	1,841
Other Construction, Land Development & Other Land	629	9,925
Commercial	64	1,191
Consumer	4	707
Total	$ 1,128	$ 23,487

Cash payments received on impaired loans are applied on a cash basis with all cash receipts applied first to principal and any payments received in excess of the unpaid principal balance being applied to interest.

Troubled Debt Restructurings

The Company adopted the amendments in Accounting Standards Update No. 2011-02 during the period ended September 30, 2011. As required, the Company reassessed all restructurings that occurred on or after the beginning of the then current fiscal year (January 1, 2011) for identification as troubled debt restructurings. The Company identified as troubled debt restructurings certain receivables for which the allowance for credit losses had previously been measured under a general allowance for credit losses methodology (ASC 450-20). Upon identifying the reassessed receivables as troubled debt restructurings, the Company also identified them as impaired under the guidance in ASC 310-10-35. The amendments in Accounting Standards Update No. 2011-02 require prospective application of the impairment measurement guidance in Section 310-10-35 for those receivables newly identified as impaired. At the end of the first interim period of adoption for the Company (September 30, 2011), the Company determined that there were no receivables for which the allowance for credit losses was previously measured under a general allowance for credit losses methodology and are now impaired under Section 310-10-35.

Modification Categories

The Company offers a variety of modifications to borrowers. The modification categories offered can generally be described in the following categories:

Rate Modification - A modification in which the interest rate is changed.

Term Modification - A modification in which the maturity date, timing of payments, or frequency of payments is changed.

Interest Only Modification – A modification in which the loan is converted to interest only payments for a period of time.

Payment Modification – A modification in which the dollar amount of the payment is changed, other than an interest only modification described above.

Combination Modification – Any other type of modification, including the use of multiple categories above.

As of December 31, 2012 and December 31, 2011, there were no available commitments outstanding for troubled debt restructurings.

The following tables present troubled debt restructurings as of December 31, 2012 and December 31, 2011:

	December 31, 2012						
	Total Number of Contracts		Accrual Status		Nonaccrual Status		Total Modifications
	(Dollars in thousands)						
Real estate							
Residential	1	$	179	$	-	$	179
Commercial	-		-		-		-
Residential Construction	-		-		-		-
Other Construction, Land Development & Other Land	4		2,022		98		2,120
Commercial	-		-		-		-
Consumer	-		-		-		-
Total	5	$	2,201	$	98	$	2,299

	December 31, 2011						
	Total Number of Contracts		Accrual Status		Nonaccrual Status		Total Modifications
	(Dollars in thousands)						
Real estate							
Residential	11	$	183	$	4,133	$	4,316
Commercial	-		-		-		-
Residential Construction	1		1,025		-		1,025
Other Construction, Land Development & Other Land	4		2,164		641		2,805
Commercial	4		-		185		185
Consumer	-		-		-		-
Total	20	$	3,372	$	4,959	$	8,331

Loans reviewed for consideration of modification are reviewed for potential impairment at the time of the restructuring. Any identified impairment is recognized as an increase in the allowance.

There were no newly restructured loans that occurred during the twelve months ended December 31, 2012. The following tables present newly restructured loans that occurred during the twelve months ended December 31, 2011 of which all loans presented the same outstanding recorded investment both pre-modification and post modification:

	December 31, 2011						
	Number of Contracts	Rate Modifications	Term Modifications	Interest Only Modifications	Payment Modifications	Combination Modifications	Total
	(Dollars in thousands)						
Real estate							
Residential	-	$ -	$ -	$ -	$ -	$ -	$ -
Commercial	-	-	-	-	-	-	-
Residential Construction	1	-	-	-	-	1,025	1,025
Other Construction, Land Development & Other Land	3	-	-	-	-	2,265	2,265
Commercial	-	-	-	-	-	-	-
Consumer	-	-	-	-	-	-	-
Total	4	$ -	$ -	$ -	$ -	$ 3,290	$ 3,290

The following tables represent financing receivables modified as troubled debt restructurings and with a payment default, with the payment default occurring within 12 months of the restructure date, and the payment default occurring during the twelve month periods ended December 31, 2012 or 2011.

	December 31, 2012		December 31, 2011	
	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
	(Dollars in thousands)		(Dollars in thousands)	
Real estate				
Residential	1	$ 286	7	$ 1,249
Commercial	-	-	-	-
Residential Construction	-	-	-	-
Other Construction, Land Development & Other Land	-	-	-	-
Commercial	-	-	3	117
Consumer	-	-	-	-
Total	1	$ 286	10	$ 1,366

Note 5 - Premises and Equipment

Major classifications of these assets are summarized as follows:

	December 31,	
	2012	2011
	(Dollars in thousands)	
Land	$ 4,378	$ 4,378
Building	5,061	5,061
Furniture and equipment	3,518	3,224
Leasehold improvements	1,759	1,757
	14,716	14,420
Less acculumated depreciation	3,771	3,147
Premises and equipment, net	$ 10,945	$ 11,273

Accumulated depreciation and amortization at December 31 was as follows:

	2012	2011
	(Dollars in thousands)	
Building	$ 504	$ 375
Furniture and equipment	2,351	2,008
Leasehold improvements	916	764
	$ 3,771	$ 3,147

Certain Company premises and equipment are leased under various operating leases. Rental expense was $424 thousand and $425 thousand in 2012 and 2011, respectively.

Future minimum payments, by year and in the aggregate for operating leases with initial or remaining terms in excess of one year as of December 31, 2012, dollars in thousands, are as follows:

2013	$ 402
2014	391
2015	354
2016	264
2017	235
Thereafter	578
	$ 2,224

Note 6 – Deposits

Major categories of deposits at December 31, 2012 and 2011 are as follows:

	2012		2011	
	Amount	Average Rate	Amount	Average Rate
	(Dollars in thousands)			
Noninterest-bearing deposits				
Demand deposits	$ 60,098	0.00%	$ 46,426	0.00%
Interest-bearing deposits				
Money market and NOW accounts	158,889	0.37%	167,575	0.45%
Certificates of deposit				
Less than $100,000	82,876	1.65%	82,570	2.16%
Greater than $100,000	157,250	1.92%	143,628	2.32%
	$ 459,113		$ 440,199	

Time deposits will mature as follows:

2013	$ 67,849
2014	47,379
2015	64,376
2016	25,428
2017	35,094
	$ 240,126

The Company classifies deposit overdrafts as other consumer loans which totaled $28 thousand at December 31, 2012 and $37 thousand at December 31, 2011.

In the normal course of business, the Company has received deposits from directors and executive officers. At December 31, 2012 and 2011, deposits from directors and executive officers were approximately $24.5 million and $3.7 million, respectively. All such deposits were received in the ordinary course of business on substantially the same terms and conditions, including interest rates, as those prevailing at the same time for comparable transactions with unrelated persons.

Note 7 – FHLB Advance, Securities Sold Under Repurchase Agreements and Federal Funds Purchased

The Company uses both short-term and long-term borrowings to supplement deposits when they are available at a lower overall cost to the Company, they can be invested at a positive rate of return or are used to minimize interest rate risk.

As a member of the Federal Home Loan Bank of Atlanta, the Company is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB advances are secured by the pledge of FHLB stock and a blanket lien on qualified 1 to 4 family residential real estate loans and a blanket lien on

qualified commercial mortgages.

Advances from the FHLB at December 31, 2012 and 2011 consist of the following:

2012	2011	Interest Rate	Maturity
Advance Amount			
(Dollars in thousands)			
$ -	$ 5,000	2.35%	02/01/2013
-	5,000	2.68%	09/23/2013
-	5,000	3.03%	09/23/2013
-	5,000	3.17%	09/23/2014
-	5,000	3.15%	09/23/2014
-	5,000	2.60%	02/02/2015
-	5,000	3.95%	04/13/2015
-	5,000	3.71%	06/24/2015
10,000	-	0.72%	06/26/2015
-	5,000	4.27%	01/27/2016
5,000	-	0.95%	06/27/2016
5,000	-	1.11%	06/27/2016
5,000	5,000	2.95%	12/06/2017
$ 25,000	$ 50,000		

Aggregate annual maturities of FHLB advances (based on maturity dates) at December 31, 2012 are as follows:

2015	$ 10,000
2016	10,000
2017	5,000
	$ 25,000

During 2012, the Company restructured $45 million in FHLB advances in which the interest rate was reduced from an average of 3.23% to 1.31% on the $45 million in advances. The maturities were extended by on average, approximately 5 years and six months.

The Company has a credit line at the FHLB of Atlanta in the amount of approximately $105.8 million which may be utilized for short and/or long term borrowing. Collateral of $80.8 million has been pledged in the form of loans at December 31, 2012.

We also maintain additional sources of liquidity through a variety of borrowing arrangements. The Bank maintains federal funds lines with a large regional money-center banking institution and a local community bankers bank. These available lines currently total approximately $23.5 million, of which there were no outstanding draws at December 31, 2012.

The Company has outstanding securities sold under repurchase agreements. These agreements are generally

corporate cash management accounts for the Company's larger corporate depositors. These agreements are settled on a daily basis and the securities underlying the agreements remain under the Company's control.

The Company uses federal funds purchased for short-term borrowing needs. Federal funds purchased represent unsecured borrowings from other banks and generally mature daily.

	2012	2011
	(Dollars in thousands)	
Maximum outstanding during the year		
FHLB advances	$ 55,000	$ 55,000
Federal funds purchased	-	-
Repurchase agreements	4,123	2,650
Balance outstanding at end of year		
FHLB advances	25,000	50,000
Federal funds purchased	-	-
Repurchase agreements	871	1,608
Average amount outstanding during the year		
FHLB advances	36,831	53,329
Federal funds purchased	-	-
Repurchase agreements	1,365	1,331
Average interest rate during the year		
FHLB advances	2.61 %	3.08 %
Federal funds purchased	-	-
Repurchase agreements	0.40 %	0.48 %
Average interest rate at end of year		
FHLB advances	1.31 %	3.23 %
Federal funds purchased	-	-
Repurchase agreements	0.40 %	0.40 %

Note 8 – Subordinated Debt

On December 15, 2005, $2.0 million of subordinated debt was issued by the Bank through a pooled underwriting. The securities have a fixed rate for five years, converting to three month LIBOR plus 1.37% effective December 13, 2010, and is payable quarterly. The interest rate at December 31, 2012 was 1.68%. The balance outstanding at December 31, 2012 and 2011 was $2.0 million. The securities may be redeemed at par beginning December 2010 and each quarter after such date until the securities mature on December 31, 2015.

The subordinated debt may be included in Tier 2 capital for regulatory capital adequacy determination purposes up to 40% of Tier 1 capital.

Note 9 - Cumulative Perpetual Preferred Stock

Under the United States Treasury's Capital Purchase (CCP), the Company issued $11.0 million in Cumulative Perpetual Preferred Stock, Series A, in April 2009. In addition, the Company provided warrants to the Treasury to purchase 250,947 shares of the Company's common stock at an exercise price of $6.55 per share. These warrants are immediately exercisable and expire ten years from the date of issuance. The preferred stock is non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5% per annum for the first five years

and 9% per annum thereafter. The preferred shares are redeemable at the option of the Company subject to regulatory approval.

On June 14, 2012, the U. S. Department of the Treasury priced its secondary public offering of all 10,958 shares of the Preferred Stock. The Company successfully bid for the purchase of 5,427 shares of the Preferred Stock for a total purchase price of $5.0 million, plus accrued and unpaid dividends on the Preferred Stock from and including May 15, 2012 to the settlement date, June 19, 2012. The book value of the Preferred Stock retired was $5.4 million. As a result of its successful bid in the offering, the Company retired 5,427 shares of its original 10,958 shares of Preferred Stock on June 19, 2012. None of the remaining shares of the outstanding Preferred Stock are held by U. S. Treasury, though the common stock purchase warrants associated with the TARP program remained with the U. S. Treasury.

The repurchase of $5.4 million in stated value of the Preferred Stock at a discount of 8.0% (or an actual cost of $5.0 million) resulted in a one-time adjustment to capital totaling $5.4 million offset by the accretion of $124 thousand in Preferred Stock Discount and expenses related to the transaction approximating $238 thousand. The result is a net decrease in capital of approximately $5.5 million.

As a result of our participation in the TARP program, among other things, the Company was subject to the Treasury's current standards for executive compensation and corporate governance for the periods during which Treasury held the Preferred Shares, including the second quarter of 2012. These standards were most recently set forth in the Interim Final Rule of TARP Standards for Compensation and Corporate Governance, published June 15, 2009. Because Treasury sold all of the Preferred Shares in the auction, these standards are no longer applicable.

The Preferred Shares have a $4.00 par value, with $1,000 liquidation preference. With 2,000,000 authorized shares, at December 31, 2012 and December 31, 2011, there were 5,531 and 10,958 shares outstanding, respectively. In connection with the Preferred Shares, the Treasury has 251,000 warrants to purchase one common share per warrant for $6.55 per share at December 31, 2012. Subsequent to year end, in a negotiation with the US Treasury, the Company retired these warrants.

Note 10 – Trust Preferred Securities

On September 9, 2006, FCRV Statutory Trust I (the "Trust"), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On September 21, 2006, $5.2 million of Trust Preferred Capital Notes were issued through a pooled underwriting. The Trust issued $155 thousand in common equity to the Company. The equity investment of $155 thousand is included in other assets in the accompanying consolidated balance sheet. The securities have a LIBOR-indexed floating rate of interest (three-month LIBOR plus 1.70%) which adjusts, and is payable quarterly. The interest rate at December 31, 2012 was 2.01%. $5.2 million was outstanding at December 31, 2012 and 2011. The securities may be redeemed at par beginning on September 15, 2011 and each quarter after such date until the securities mature on September 15, 2036. The principal asset of the Trust is $5.2 million of the Company's junior subordinated debt securities with like maturities and like interest rates to the Trust Preferred Capital Notes.

The trust preferred securities issued by the Company may be included in Tier 1 capital for regulatory adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the trust preferred securities, not considered as Tier 1 capital, may be included in Tier 2 capital.

The obligations of the Company with respect to the issuance of the Trust Preferred Capital Notes constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the Trust Preferred Capital Notes. Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Trust Preferred Capital Notes and require a deferral of common dividends.

Pursuant to current accounting standards, the Company does not consolidate the Trust.

Note 11 – Income Taxes

Current accounting standards provide a comprehensive model for how we should recognize, measure, present, and disclose uncertain tax positions in our financial statements that we have taken or expect to take on our tax return. The Company does not have any significant uncertain tax positions as defined by accounting standards and therefore there was no effect on our financial position or results of operations as a result of implementing the standard. If they were to arise, interest and penalties associated with unrecognized tax positions will be classified as additional income taxes in the statement of income. Tax returns for all years 2010 and thereafter are subject to possible future examinations by tax authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes. The Company expects that it is more likely than not that it will have the ability to utilize all deferred tax assets and accordingly no valuation adjustment has been recognized in the financial statements as of December 31, 2012 and 2011. Significant components of the Company's deferred income tax liabilities and assets are as follows:

	2012	2011
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for Loan Losses	$ 2,429	$ 3,044
Stock based compensation	135	112
OREO impairment	599	385
Nonaccrual loans	773	613
Net operating loss carryforward	4,371	885
AMT tax credit carryover	75	-
Other	57	36
	8,439	5,075
Deferred tax liabilities:		
Depreciation	397	495
Unrealized holding gain on available-for-sale securities	741	332
Deferred loan costs	382	356
Prepaids	18	43
Other	120	27
	1,658	1,253
Net deferred tax asset	$ 6,781	$ 3,822

A reconciliation of the federal taxes at statutory rates to the tax provision for the year ended December 31, 2012 and 2011 is as follows:

	2012		2011
	(Dollars in thousands)		
Federal statutory rate	$	(3,160) $	(1,687)
Tax-exempt interest income		(90)	(189)
Nondeductible expenses		25	41
Stock based compensation		16	20
BOLI cash surrender value		(114)	(75)
Miscellaneous		33	4
Provision for income taxes expense	$	(3,290) $	(1,886)

Income tax attributable to income before income tax expense is summarized as follows:

	2012		2011
	(Dollars in thousands)		
Current federal income tax expense	$	78 $	(1,333)
Deferred federal income tax expense		(3,368)	(553)
Total	$	(3,290) $	(1,886)

Note 12 – Related Party Transactions

In the normal course of business, the Company has made loans to its officers and directors. Total loans at December 31, 2012 amounted to approximately $11.5 million (including $2.7 million in existing loans to a new Director who joined the board in October 2012) of which approximately $1.5 million represents unused lines of credit. Total loans to these persons at December 31, 2011 amounted to $9.4 million (excluding $580 thousand in loans to a Director who retired in 2011) of which $2.2 million represented unused lines of credit. During 2012, new loans to officers and directors amounted to $595 thousand and repayments amounted to $428 thousand. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory bank lending limitations.

During the years ended December 31, 2012 and 2011, the Company utilized the services of a law firm for advice on various legal matters. The Chairman of the Board of Directors is also a principal in this law firm. The law firm was approved to provide various legal services to the Company at a cost of $579 thousand and $354 thousand for the years ended December 31, 2012 and 2011, respectively.

The Company also utilized services of other businesses to acquire furniture and office supplies. A Board member is involved with the daily activity of this business. Total purchases for the years ended December 31, 2012 and 2011 were $33 thousand and $46 thousand, respectively.

Note 13 – Regulatory Requirements and Restrictions

The Company and the Bank are subject to various federal and state regulatory requirements, including regulatory capital requirements administered by the federal banking agencies to ensure capital adequacy. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2012 the Bank was well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category.

The Company's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2012						
Total capital to risk weighted assets						
Consolidated	$ 54,929	13.75 %	$ 31,955	8.00 %	$ 39,944	10.00 %
First Capital Bank	$ 52,600	13.17 %	$ 31,944	8.00 %	$ 39,931	10.00 %
Tier 1 capital to risk weighted assets						
Consolidated	$ 49,108	12.29 %	$ 15,978	4.00 %	$ 23,966	6.00 %
First Capital Bank	$ 46,781	11.72 %	$ 15,972	4.00 %	$ 23,958	6.00 %
Tier 1 capital to average adjusted						
Consolidated	$ 49,108	9.19 %	$ 21,371	4.00 %	$ 26,714	5.00 %
First Capital Bank	$ 46,781	8.76 %	$ 21,368	4.00 %	$ 26,709	5.00 %

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2011						
Total capital to risk weighted assets						
Consolidated	$ 51,321	13.17 %	$ 31,179	8.00 %	$ 38,974	10.00 %
First Capital Bank	$ 50,526	12.97 %	$ 31,165	8.00 %	$ 38,956	10.00 %
Tier 1 capital to risk weighted assets						
Consolidated	$ 45,195	11.60 %	$ 15,589	4.00 %	$ 23,384	6.00 %
First Capital Bank	$ 44,402	11.40 %	$ 15,583	4.00 %	$ 23,374	6.00 %
Tier 1 capital to average adjusted						
Consolidated	$ 45,195	8.37 %	$ 21,591	4.00 %	$ 26,989	5.00 %
First Capital Bank	$ 44,402	8.23 %	$ 21,588	4.00 %	$ 26,985	5.00 %

The amount of dividends payable by the Company depends upon its earnings and capital position, and is limited by federal and state law, regulations and policy. In addition, Virginia law imposes restrictions on the ability of all banks chartered under Virginia law to pay dividends. Under such law, no dividend may be declared or paid that would impair a

bank's paid-in capital. Each of the Commission and the FDIC has the general authority to limit dividends paid by the Bank if such payments are deemed to constitute an unsafe and unsound practice.

Note 14 – Commitments and Contingent Liabilities

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers in the Richmond metropolitan area. These financial instruments include unused lines of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the statement of financial condition. Financial instruments with off-balance-sheet risk are summarized as follows:

	2012	2011
	(Dollars in thousands)	
Financial instruments whose contract amounts represent credit risk:		
Unused commercial lines of credit	$ 50,982	$ 39,535
Unused consumer lines of credit	13,767	12,501
Standby and Performance Letters of Credit	4,583	5,879
Loan commitments	13,267	14,092
	$ 82,599	$ 72,007

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unused lines of credit is represented by the contractual notional amount of those instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include personal property, commercial property, residential property, land, and accounts receivable.

Note 15 – Concentrations of Credit Risk

The Company has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Company's customers are residents or operate business ventures in its market area consisting primarily of the Richmond metropolitan area. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Company's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

At times, cash balances at financial institutions are in excess of FDIC insurance coverage. The Bank believes no significant risk of loss exists with respect to those balances.

Note 16 – Fair Value Disclosures

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic Accounting Standards Codification (ASC), the fair value of a financial instrument is the price that would be received in the sale of an asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value of a reasonable point within this range is most representative of fair value under current market conditions.

Fair Value

In accordance with this guidance, we group financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities in active markets at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market date for substantially the full term of the asset or liability.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flows methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

Following is a description of the valuation methodologies used for instruments measured as fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities available for sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2). We obtain a single quote for all securities. Quotes for all of our securities are provided by our securities accounting and safekeeping correspondent bank. We perform a review of pricing data by comparing prices received from third party vendors to the previous month's quote for the same security and evaluate any substantial changes.

The following tables present the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and December 31, 2011. Securities identified in Note 3 as restricted securities including stock in the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank are excluded from the table below since there is no ability to sell these securities except when the FHLB or FRB require redemption based on either our borrowings at the FHLB, or in the case of the FRB changes in certain portions of our capital.

	December 31, 2012			
	Fair Value Measurements Using			Fair
	Level 1	Level 2	Level 3	Values
	(Dollars in thousands)			
Assets:				
Available-for-sale securities	$ -	$ 86,825	$ -	$ 86,825

	December 31, 2011			
	Fair Value Measurements Using			Fair
	Level 1	Level 2	Level 3	Values
	(Dollars in thousands)			
Assets:				
Available-for-sale securities	$ -	$ 84,035	$ -	$ 84,035

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual loans.

The following describes the valuation techniques used to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements.

Impaired Loans: Loans are designated as impaired when, in the judgment of management, based on current information and events, it is probable that all amounts when due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed external appraiser using observable market date (Level 3). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old, then the fair value is considered Level 3. If a real estate loan becomes a nonperforming loan, or if the valuation is over one year old, either an evaluation by an officer of the bank or an outside vendor, or an appraisal is performed to determine current market value. We consider the value of a partially completed project for our loan analysis. For nonperforming construction loans, we obtain a valuation of each partially completed project "as is' from a third party appraiser. We use this third party valuation to determine if any charge-offs are necessary.

The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business' financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivable collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis and the discount to reflect current market conditions ranged from 0% to 30% for each of the respective periods. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Operations.

Loans held for sale: The fair value of loans held for sale is determined using quoted secondary-market prices. As such, we classify loans subjected to nonrecurring fair value adjustments as Level 2.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly. Such appraisals may be discounted for current market conditions which ranged from 0% to 30% for each of the respective periods.

The following tables summarize our financial assets that were measured at fair value on a nonrecurring basis during the periods.

	December 31, 2012			
	Fair Value Measurements Using			Fair
	Level 1	Level 2	Level 3	Values
	(Dollars in thousands)			
Impaired loans	$ -	$ -	$ 10,215	$ 10,215
Loans held for sale	-	9,912	-	9,912
Other real estate owned	-	-	3,771	3,771
Total	$ -	$ 9,912	$ 13,986	$ 23,898

	December 31, 2011			
	Fair Value Measurements Using			Fair
	Level 1	Level 2	Level 3	Values
	(Dollars in thousands)			
Impaired loans	$ -	$ -	$ 19,197	$ 19,197
Loans held for sale	-	1,366	-	1,366
Other real estate owned	-	-	7,646	7,646
Total	$ -	$ 1,366	$ 26,843	$ 28,209

The methods and assumptions, not previously presented, used by the Company in estimating fair values are disclosed as follows:

Cash and cash equivalents – The carrying amounts of cash and cash equivalents approximate their fair value.

Loans receivable – Fair values are based on carrying values for variable-rate loans that reprice frequently and have no significant change in credit risk. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The interest rates on loans at December 31, 2012 and December 31, 2011 are current market rates for their respective terms and associated credit risk.

Loans held for sale—Loans held for sale are carried at the lower of cost or market value. These loans currently consist of residential real estate, owner occupied loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans using observable market data which is not materially different from cost due to the short duration between origination and sale (Level 2). As such, the Company records any fair value adjustments on a nonrecurring basis. No nonrecurring fair value adjustments were recorded on loans held for sale during the periods ended December 31, 2012 and December 31, 2011. Gains and losses on the sale of loans are recorded within income on the Consolidated Statements of Operations.

Deposits – The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Accrued interest – The carrying amounts of accrued interest approximate fair value.

Advances from Federal Home Loan Bank – The carrying value of advances from the Federal Home Loan Bank due within ninety days from the balance sheet date approximate fair value. Fair values for convertible advances are estimated using a discounted cash flow calculation that applies interest rates currently being offered on convertible advances with similar remaining maturities.

Repurchase agreements – The carrying value of repurchase agreements due within ninety days from the balance sheet date approximate fair value.

Subordinated Debt – The values of our subordinated debt are variable rate instruments that re-price on a quarterly basis, therefore, carrying value is adjusted for the three month repricing lag in order to approximate fair value.

Bank Owned Life Insurance – The carrying value of life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Off-balance-sheet instruments – Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and counterparties' credit standings. These are not deemed to be material at December 31, 2012 and December 31, 2011.

The estimated fair values of the Company's financial instruments as of December 31, 2012 and December 31, 2011 are as follows:

	December 31, 2012		December 31, 2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Financial assets				
Cash and cash equivalents	$ 35,321	$ 35,321	$ 50,359	$ 50,359
Investment securities	89,705	90,050	86,919	87,151
Loans receivable, net	368,920	377,179	360,969	360,572
Loans held for sale	9,912	9,962	1,366	1,373
Accrued interest	1,807	1,807	1,689	1,689
Financial liabilities				
Deposits	$ 459,113	$ 466,390	$ 440,199	$ 446,429
FHLB advances	25,000	25,638	50,000	53,496
Subordinated debt	7,155	3,750	7,155	3,600
Repurchase agreements	871	871	1,608	1,608

We assume interest rate risk (the risk that general interest rate levels will change) as a result of our normal operations. As a result, the fair values of our financial instruments will change when interest rates levels change and that change may be either favorable or unfavorable to us. We attempt to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to repay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. We monitor rates and maturities of assets and liabilities and attempt to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate our overall interest rate risk.

Note 17 – Stock Option Plan

The Company has a First Capital Bancorp, Inc. 2000 Stock Option Plan (the Plan) pursuant to which options may be granted to Directors, officers and key employees. The Plan authorizes grants of options to purchase up to 338,484 shares of the Company's authorized, but unissued common stock. On March 17, 2010, the Company's Board of Directors adopted the First Capital Bancorp, Inc. 2010 Stock Incentive Plan (the "2010 Plan"), which was approved by the stockholders of the Company at the annual meeting of stockholders held on May 19, 2010. The 2010 Plan makes available up to 150,000 shares of the Company's common stock for issuance upon the grant or exercise of restricted stock, stock options or other equity-based awards as permitted under the 2010 Plan. At the August 22, 2012 annual meeting of stockholders, an additional 360,000 shares of the Company's common stock was made available for issuance under the terms of the 2010 Plan. Each employee and director of the Company and its affiliates may participate in the 2010 Plan. Unless sooner terminated, the 2010 Plan will terminate on May 19, 2020. Stock options totaling 5,000 and 120,500 were granted during 2012 and 2011. All stock options have been granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options generally have 10-year terms, vest at the rate of 50 percent per year for Directors and 33 1/3 percent per year for employees. During 2012, 348,000 shares of restricted stock were granted under the 2010 Plan. See Note 20—Restricted Stock for details of the issuance.

A summary of the status of the Company's unvested stock options as of December 31, 2012 and 2011 and changes during the year then ended is presented below:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2011	75,686	$ 1.98
Granted	5,000	1.33
Vested	57,429	1.97
Forfeitures	584	1.16
Unvested at December 31, 2012	22,673	$ 1.90

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2010	23,200	$ 1.88
Granted	120,500	2.05
Vested	65,847	2.09
Forfeitures	2,167	1.16
Unvested at December 31, 2011	75,686	$ 1.98

As of December 31, 2012 and 2011, there was $52 thousand and $163 thousand, respectively, of total unrecognized compensation costs related to unvested stock options. That cost is expected to be recognized over a period of 14 months.

The weighted-average option price and weighted-average remaining term of stock options awarded and not exercised were as follows as of December 31:

	2012	2011
Weighted-average price	$ 7.99	$ 8.04
Weighted-average term (in years)	5.2	6.0

A summary of the stock option activity is as follows:

	Options	Weighted-Average Exercise Price
Options outstanding December 31, 2010	301,600	$ 9.70
Granted	120,500	3.95
Expired	74,500	8.12
Options outstanding December 31, 2011	347,600	8.04
Granted	5,000	2.44
Expired	13,750	7.25
Options outstanding December 31, 2012	338,850	$ 7.99

The following table summarizes information about stock options outstanding as December 31, 2012:

	Options Outstanding			
Exercise Prices	Options Outstanding at December 31, 2012	Weighted-Average Remaining Contractual Life (Years)		Weighted-Average Exercise Price
$2.44 to $4.85	156,050	8.0	$	4.02
$7.33 to $10.00	94,775	1.9	$	9.39
$10.57 to $17.67	88,025	3.9	$	13.53
	338,850			

	Options Exerciseable			
Exercise Prices	Options Exerciseable at December 31, 2012	Weighted-Average Remaining Contractual Life (Years)		Weighted-Average Exercise Price
$3.94 to $7.00	133,378	7.9	$	4.09
$7.07 to $10.00	94,775	1.9	$	9.39
$10.57 to $17.67	88,025	3.9	$	13.53
	316,178			

At December 31, 2012, the fair value of the quoted stock was less than the exercise price of all options outstanding, therefore the assessed intrinsic value for all options was zero.

The Company estimates the fair value of each option grant on the date of the grant using the Black-Scholes option-pricing model. Additional valuation and related assumption information for the Company's stock option plan is presented below:

	Year Ended December 31,					
		2012			2011	
Weighted average per share fair value of options granted during the year	$	1.33		$	2.05	
Dividend yield		0.00	%		0.00	%
Expected life (in years)		6			6	
Expected volatility		59.80	%		51.77	%
Average risk-free interest rate		0.71	%		2.87	%

Note 18 – Other Employee Benefit Plans

During April 1999, the Company instituted a contributory thrift plan through the Virginia Bankers Association, covering all eligible employees. Participants may make contributions to the plan during the year, with certain limitations. During 2012 and 2011, the Company contributed to the plan an amount equal to seventy-five percent of the first six percent contributed. The participants are 100% vested upon three years of service to the Company. Expenses amounted to $236 thousand and $214 thousand in 2012 and 2011, respectively.

Note 19 – Earnings Per Share

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. *Diluted* EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity.

The basic and diluted income (loss) per share calculations are as follows:

	For The Years Ended December 31, (dollars shown in thousands, except per share amounts)			
	2012		2011	
Net income (loss) allocable to common stockholders	$	(6,629)	$	(3,755)
Weighted average number of shares outstanding		8,700		2,971
Income (loss) per common share - basic	$	(0.76)	$	(1.26)
Effect of dilutive securities:				
Weighted average number of common shares outstanding		8,700		2,971
Effect of stock options and warrants		-		-
Diluted average common shares outstanding		8,700		2,971
Income (loss) per common share - assuming dilution	$	(0.76)	$	(1.26)

The Company has excluded options and warrants convertible into 4.8 million shares of common stock for the year ended December 31, 2012, and options convertible into 348 thousand shares of common stock for the year ended December 31, 2011, respectively, from the calculation of diluted earnings per share due to net losses in those periods. Additionally, for the year ended December 31, 2012, the Company has excluded all outstanding unvested shares of restricted stock as discussed in Note 20.

During the second quarter of 2012, the Company raised approximately $17.8 million, net of fees and costs, through a rights offering. As a result of the rights offering, approximately 8.9 million shares of common stock were issued. Consequently, the weighted average number of shares of common stock increased from 3.0 million shares for the year ended December 31, 2011 to 8.7 million shares for the year ended December 31, 2012. In connection with the rights offering, the Company distributed 8.9 million warrants to purchase one-half of a share of common stock for $2.00 per whole share.

The common stock has a par of $4.00 per share and 30 million shares are authorized. Shares issued and outstanding were 12,274,964 and 2,971,171 as of December 31, 2012 and 2011, respectively.

Note 20 – Restricted Stock

The First Capital Bancorp, Inc. 2010 Stock Incentive Plan permits the granting of non-vested stock. The December 2012 grant is divided between restricted (time-based) stock grants and performance –based stock grants. Generally, the restricted time-based grants vests 33% per year for employees and 50% per year for Directors. The performance-based stock is subject to vesting on the third anniversary of the date of the grant based on the performance of the Company's growth in cumulative tangible book value and cumulative fully-diluted earnings per share growth over a three-year period. The value of the non-vested stock awards was calculated by multiplying the fair value of the Company's common stock on grant date by the number of shares awarded. Recipients of the awards have the right to vote the shares and to receive cash or stock dividends, if any.

The following table summarizes non-vested stock activity for the year ended December 31, 2012:

	Restricted Stock	Weighted Average Grant-Date Fair Value
Balance, December 31, 2011		$ -
Granted	348,000	3.07
Vested	-	-
Forfeited	-	-
Balance, December 31, 2012	348,000	$ 3.07

The estimated unamortized compensation expense, net of estimated forfeitures, related to non-vested stock and stock options issued and outstanding at December 31, 2012 will be recognized as follows for the years ending (dollars in thousands):

	Restricted Stock	Stock Options	Total
2013	$ 219	$ 46	$ 265
2014	503	6	509
2015	346	-	346
Total	$ 1,068	$ 52	$ 1,120

At December 31, 2012, there was $1.1 million in total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the plan. The cost is expected to be recognized through 2015.

Note 21 – Bank Owned Life Insurance

During 2011 and 2010, the Bank purchased life insurance on key employees in the face amount of $21.4 million and $1.3 million, respectively. Per ASC 325-30, "*Investments in Insurance Contracts*," these policies are recorded at their cash surrender value, net of surrender charges and/or early termination charges. As of December 31, 2012, the BOLI cash surrender value was $9.3 million resulting in other income for 2012 of $335 thousand and an annualized net yield after tax of 5.58%.

The Bank also has a Supplemental Executive Retirement Plan ("SERP") for the benefit of certain key officers. The SERP

provides selected employees who satisfy specific eligibility requirements with supplemental benefits upon retirement, death, or disability in certain prescribed circumstances. The Bank recorded expense totaling $62 thousand and $32 thousand, respectively, for each of the years in the two year period ended December 31, 2012. The accrued liability related to the SERP was approximately $103 thousand and $41 thousand as of December 31, 2012 and 2011, respectively.

Note 22 – Condensed Financial Information – Parent Company Only

Following are condensed financial statements of First Capital Bancorp, Inc. as of and for the year ended December 31, 2012 and 2011:

First Capital Bancorp, Inc.
(Parent Corporation Only)
Condensed Statements of Financial Condition
December 31, 2012 and 2011

	2012		2011	
	(Dollars in thousands)			
Assets				
Cash on deposit with subsidiary bank	$	1,985	$	543
Investment is subsidiary		50,012		45,045
Investment is special purpose subsidiary		155		155
Other assets		130		169
	$	52,282	$	45,912
Liabilities and Stockholder's Equity				
Trust preferred debt	$	5,155	$	5,155
Other liabilities		39		74
Total liabilities		5,194		5,229
Stockholders' Equity				
Preferred stock		22		44
Common stock		49,100		11,885
Additional paid-in capital		4,072		29,695
Retained earnings		(8,120)		(1,942)
Warrants		661		661
Discount on preferred stock		(84)		(303)
Accumulated other comprehensive income, net of taxes		1,437		643
Total stockholders' equity		47,088		40,683
	$	52,282	$	45,912

First Capital Bancorp, Inc.
(Parent Corporation Only)
Condensed Statements of Income
Years Ended December 31, 2012 and 2011

	2012	2011
	(Dollars in thousands)	
Income		
Interest income	$ 17	$ 7
Dividends	3	3
Total Income	20	10
Expenses		
Interest	114	105
Other expenses	-	193
Total Expenses	114	298
Net loss before tax benefit	(94)	(288)
Income tax benefit	(32)	(98)
Net loss before undistributed equity in subsidiary	(62)	(190)
Undistributed equity in subsidiary	(5,944)	(2,886)
Net loss	$ (6,006)	$ (3,076)

First Capital Bancorp, Inc.
(Parent Corporation Only)
Condensed Statements of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
	(Dollars in thousands)	
Cash Flows from Operating Activities		
Net loss	$ (6,006)	$ (3,076)
Adjustments to reconcile net loss to net cash used in operating activities		
Undistributed loss of subsidiary	5,944	2,886
Decrease in other assets	39	55
(Increase) decrease in other liabilities	(35)	1
Net cash used in operations	(58)	(134)
Cash Flows from Investing Activities		
Capital contribution to subsidiary	10,000	-
Net cash used in investing activities	10,000	-
Cash Flows from Financing Activities		
Redemption of preferred stock	(5,548)	-
Proceeds from rights offering	17,367	-
Proceeds from exercise of warrants	85	-
Dividends on preferred stock	(404)	(548)
Net cash provided by (used in) financing activities	11,500	(548)
Net increase (decrease) in cash	1,442	(682)
Cash and cash equivalents, beginning of year	543	1,225
Cash and cash equivalents, end of year	$ 1,985	$ 543